2024

PAR PACIFIC HOLDINGS, INC.
ANNUAL REPORT

Par Pacific is a growing energy company providing both renewable and conventional fuels to the western United States. We combine experience in the energy industry with corporate financing know-how. We bring this unique strength to complex markets where we seek out diamonds in the rough. As a nimble, entrepreneurial organization, we actively pursue new opportunities in response to local market demands and changing external environments.



Our Holdings at a Glance

REFINING
Our four refineries operate in logistically-complex markets, processing crude oil into refined products to serve our local communities.

- **Par Hawaii Refining**
- **U.S. Oil**
- **Wyoming Refining Company**
- **Par Montana**

LOGISTICS
We own and operate an extensive energy infrastructure network, including 13 million barrels of storage, and marine, rail, rack, and pipeline assets across the western United States.

RETAIL
Our commitment to excellence extends to the retail sector with the development and successful launch of Hele gas stations in Hawaii and nomnom locations in the Pacific Northwest.

- **Hele**
- **nomnom**

Dear Fellow Shareholders,

2024 was a challenging financial year for our business; nonetheless, we continue to advance strategic growth projects to ensure we address market needs far into the future. During the year, the global refining market quickly moved from shortage to excess, and our 2024 benchmark refining market indices declined over 40% compared to 2023. As a result, Adjusted Earnings declined over 95% to $0.37 per share and Adjusted EBITDA declined over 65% to $239 million.

Normally, a decline of this magnitude would represent an existential moment. However, we have enormously improved the underlying profitability of our business in the five years since the 2020 COVID lockdowns. We have positioned the company to both capture upside, while simultaneously insulating our earnings during market pull backs. The combination of rationalized refining capacity, surging demand for distillates, and dramatically increased global freight rates drove healthy financial returns to our enterprise in 2022 and 2023, and we did not let that opportunity go to waste. We operated our plants safely and reliably during two of the best years in refining market history, generating over $1 billion in cash from operations. Our significant net operating loss (NOL) position enabled us to allocate most of these substantial profits towards achieving our strategic objectives, rather than to taxes. Since 2020, we have strengthened our balance sheet, enhanced our working capital position, renegotiated key contracts, and acquired the Montana assets from ExxonMobil. Each of these actions has improved our operational and financial position, and serve as a source for future earnings growth.

The best example of the improvement in our business resiliency and earnings power lies in our oldest business: Hawaii Refining. Since 2019, we have improved Adjusted Gross Margin relative to the market index by over $6 per barrel, translating to a $140 million increase in 2024 contribution compared to 2019. This improvement is unrelated to the market forces that drive our benchmark refining indices. The best metric to use in evaluating these improvements is Hawaii's Adjusted Gross Margin compared to our Hawaii Index, which we refer to as "Capture."



Hawaii Market Index and Capture

In the refining business, equilibrium can be an apparition. There is a wide chasm between the maximum price a consumer is willing to pay for fuel and a refiner's marginal cost. The best measure of baseline refinery margins are the deep merchant refining centers of Singapore, the U.S. Gulf Coast and Rotterdam. For much of the last 20 years, Singapore has represented the lowest margins in the world. In investing terms, Singapore margins are the equivalent of the risk-free rate. All other refined product markets trade via reference to the Singapore margin. However, as you focus on smaller, less liquid and remote markets, specific elements start to drive differences in the available margin. Each of our refining and logistics systems are located in such markets. We deliberately target smaller markets, believing that establishing leading positions within these markets can yield premium returns.

As with investing, there are periods in the refining business where there is no hiding from the impacts of changes in baseline refining margins. Shifting tides lift or lower all boats and our financial results are no exception. We process nearly 70 million barrels annually, so a $1 per barrel change in global refining margins impacts our profitably by nearly $70 million, or approximately $1.20 per share. A view of normal or midcycle is required. While Wall Street focuses on sentiment from one quarter or day to the next, it is in the longer-term complexity of our unique markets that we find our edge to create shareholder value. Similar to our achievements in Hawaii, we anticipate opportunities to enhance our Adjusted Gross Margins beyond benchmark indices in Montana over the coming years.

Macroeconomic and demographic forces noted in previous shareholder letters are continuing. Reshoring, shorter supply chains, and energy security are factors that support our strategic position as a manufacturer, distributor, and retailer in our markets. Favorable demographic trends in our combined mainland market are driving strong demand trends.



Mainland Regional Population Growth [1]

Note 1: Par Pacific's Mainland Region includes South Dakota, Wyoming, Montana, Idaho, and Washington. Population growth shown is from April 1, 2020, to July 1, 2024. Source: U.S. Census Bureau.

I would be remiss if I did not highlight the record financial results from the Retail and Logistics business segments. The Logistics profitability improvement was driven by a full year Montana contribution as well as increased third-party customer volumes in Hawaii and Washington. The Retail business continues to deliver exceptional performance, delivering an over 12% compound annual growth rate (CAGR) in Adjusted EBITDA over the last four years. In addition, the quality and durability of our profitability is improving as in-store gross margin mix expands. Our growing brands are driving excellent returns on capital deployed and a delighted customer base.



Retail Adjusted EBITDA

At the company's core lies our culture. We remain a young, hungry team acting with urgency to drive growth and mitigate risks. As written in prior years, we ask our employees to abide by two central edicts. We want all sites to have the same rigorous protocols that ensure the highest level of safety and environmental compliance, and we want all employees to embrace the same set of core values. Our core values are Respect for Others, Integrity, Creativity and Hard Work. With these values in hand, our employees harbor a deep well of mutual trust.

Discussion of Business Units

REFINING

2024 Refining Segment Adjusted EBITDA was $139 million, compared to $621 million in 2023. The weighted average market index declined approximately 40% year over year. Hawaii refining operations delivered more than $135 million in Adjusted EBITDA, while our mainland businesses delivered muted profits.

The foundation of the refining business begins with strong personal and process safety. 2024 was another year of solid safety performance, including a full year contribution from Montana. Three of our four facilities had no American Petroleum Institute (API) Tier 1 or Tier 2 Process Safety Events (PSEs) this year, a stellar result.

We are pleased with the Hawaii business' strong financial performance. 2024 represented mid-cycle conditions and we generated strong profits due to increased margin capture from our strategic initiatives. The results speak for themselves. Our Wyoming business remains steady, performing well within its market niche. The Washington facility is encountering challenging cyclical market conditions, and the broader west coast market is heading towards its next wave of supply rationalization. Our objective in Washington is to operate a highly efficient facility in a market that will undoubtedly experience extreme volatility given aggressive state and regional decarbonization policies. We will see higher highs and lower lows but believe the average will ultimately move higher over time.

Safety Performance



Montana is a work in process. While our 2024 financial results did not meet our expectations, we acknowledge that our efforts to enhance performance are still underway. In summary, we have two assets performing well, one asset riding through a cyclical downturn, and one major work in process. Our objective is to grow and capture an increasing amount of available margin through increased reliability and safe operations.

The Hawaii Index averaged $7.21 per barrel in 2024, which was 45% below 2023 but roughly equivalent to 2019. In similar market environments, Hawaii Refining increased Adjusted Gross Margin by over $6 per barrel, compared to 2019. The strong performance is evidence of how we have improved the durability of this business. Hawaii throughput was approximately 81,100 barrel per day (bpd), roughly flat to prior years. Despite substantial efforts by the team, throughput is stubbornly near prior year levels. However, a deeper review reveals several positive underlying trends and a low capital debottleneck project we are scoping for execution during the 2026 turnaround. Hawaii's future is bright.

Hawaii Annual Refining Throughput (mbpd)



Our Safety Culture *The key to long-term success in the refining business begins with strong personal and process safety. 2024 was another year of solid safety performance, including a full year contribution from Montana. Three of our four facilities had no API Tier 1 or Tier 2 events this year, a stellar result.*



In Wyoming, the team delivered another strong throughput year, averaging approximately 17,500 bpd, just below our prior year record of approximately 17,600 bpd. This continues the theme of improved production in Wyoming. Notwithstanding these strong operations, our Wyoming Index was down 33% in 2024 vs. 2023, presenting a challenging comparable period. The index decline was driven by compressing regional gasoline and diesel market conditions. 2024 marked the Rocky Mountain region's highest refining utilization since COVID, providing abundant supply to the market. Market conditions aside, the multi-year operational and commercial improvement in Wyoming is a success story for our asset base.

Wyoming Annual Throughput (mbpd)



Washington faced its most challenging year since the pandemic. The 2024 Washington Index averaged $4.13 per barrel, compared to $3.57 per barrel in 2021. The index peaked in 2022 at $19.85 per barrel. West coast policy intervention is creating an unprecedented market laboratory, with unintended consequences likely to emerge at every turn. Our Washington operation is highly efficient, not only in terms of operating expenses, but also in capital efficiency. Washington's capital efficiency is perhaps its greatest comparative advantage. Our objective is to minimize cash burn at the bottom of the cycle while capturing maximum upside during periods of disruption. While volatility makes for difficult underwriting, this is a highly valuable operation.

In Montana, 2024 was markedly different from 2023. In the last seven months of 2023, Montana refining generated over $120 million of Adjusted EBITDA, while 2024 Adjusted EBITDA declined to $(19) million. 2024 was the first full year of operations for Montana and overall progress was mixed. Past experiences in Hawaii, Wyoming, and Washington suggest we are in the third inning of a nine-inning game. In keeping with our safety-first culture, our principal focus has been to improve reliability and process safety. Initial reliability improvements are encouraging, and we are accelerating our shift toward flexibility and efficiency. I am confident these changes will improve the financial performance of the business in a range of market environments.

Significant progress has been achieved in enhancing reliability through the successful crude, hydrocracking, and coking unit turnarounds. Low-capital investments in electrical, steam, and natural gas systems have improved the plant's ability to manage operational disruptions that would have previously caused complete shutdowns. We count at least four of these events during 2024. For example, we maintained crude unit rates through an exchanger repair, restored a hydrogen compressor that had been out of service for years, and upgraded boiler capacity and a natural gas import valve to avoid plant-wide shutdowns. On the logistics and marketing front, we expanded clean product distribution capabilities and entered the jet fuel market. Total throughput was approximately 49,900 bpd, compared to approximately 54,400 bpd for the last seven months of 2023. 2024 results were lower due to turnaround activities throughout the year. In summary, the capital we have deployed is yielding the intended outcome. A strong process safety and reliability foundation is critical to long term success.

Notwithstanding these improvements, market conditions and corresponding financial results were challenging. Canadian crude differentials narrowed to multi-year lows due to the start-up of the Trans Mountain Pipeline. The asphalt market was extraordinarily weak. Tertiary transportation fuels markets in eastern Washington were well below mid-cycle due to cyclical west coast challenges previously discussed. Lastly, operating and capital expenditures were elevated due to planned turnaround and reliability investments.

As we look forward to 2025, we focus on personal and process safety, capital project execution, and enhancing Montana's competitive position. Execution is critical across each of our locations. High impact areas include Billings turnaround execution, Hawaii throughput improvements, Wyoming restart efforts, and Washington crude flexibility.



Refining Highlights: We own and operate refineries in Hawaii, Wyoming, Washington, and Montana, with total operating capacity of 219 Mbpd.

LOGISTICS

The Logistics segment delivered another strong year of growth, reflecting a full year of contribution from the Montana business. 2024 Adjusted EBITDA grew to $120 million from $97 million in 2023. The Logistics segment provides vital services to our manufacturing facilitates and is thus a key part of our broader business. This segment allows for both the efficient delivery of inputs, storage and distribution of outputs.

Integrated Downstream Network



*While we've made significant progress inside the store,
we believe there is much more opportunity to build our brands.*

Danielle Mattiussi, Chief Retail Officer

RETAIL

Our Retail business continued its impressive growth, achieving another record annual result with Adjusted EBITDA reaching $76 million in 2024, compared to $68 million 2023. Hele and nomnom continue to expand in their respective geographies. Fuel and inside same store sales showed industry leading year-over-year growth. Fuel and inside sales were up 2.2% and 4.6%, respectively. Over the last four years, Retail Adjusted EBITDA has grown at a CAGR of over 12%. 2024 growth capital invested was a modest $2 million.

Inside Store Gross Margin Growth



These improvements are early signals of what is possible. Danielle Mattiussi, our Chief Retail Officer, continues to attract talented managers and build a highly capable team. While we've made significant progress inside the store, we believe there is much more opportunity to build our brands. Convenience retailing allows us an opportunity to delight our customers and build a consumer brand that leaves an impression. While a very different operation than the refining and logistics segments, this team continues to deliver exceptional shareholder value.

SUSTAINABILITY & RENEWABLES

Last October, we published our fourth annual Sustainability Report. We broadly remain focused on improving the energy efficiency of our operations, developing capital efficient modifications to our refineries, and finding optimal markets where well-funded customers are seeking lower carbon intensity fuels. If we are successful in these endeavors, lower Scope 1 and Scope 3 emissions will be an outcome.

We are cautious about investing in businesses that require significant subsidies to achieve satisfactory risk-adjusted returns. With this in mind, during the year we ceased additional work on our Tacoma green hydrogen and sustainable aviation fuel (SAF) project and shifted focus to our Hawaii project.

Our Hawaii SAF project represents the creation of a new business line, supported by a premium product. While starting a new business in a capital-intensive industry would typically be a recipe for substantial upfront capital costs, we are in the enviable position of possessing process equipment, infrastructure, and know-how to execute this project efficiently. We expect these attributes to place the asset on the advantaged, lower end of the industry's capital and operating cost curve. Much of this advantage comes from our existing refinery and logistics assets that are underutilized and can be expanded or repositioned with minimal incremental cost.

We made substantial progress on the Hawaii project over the course of 2024, completing major engineering, procurement, and construction milestones to ensure we're positioned to start up in the second half of 2025. Major equipment deliveries are expected in the next two months. We remain confident in the project's prospects, considering the substantial changes occurring in the broader biodiesel and renewable diesel markets due to the expiration of the Blender Tax Credit (BTC) and the transition to the new framework under the Producer Tax Credit (PTC).

Much further down the road is the exciting work we are doing with Pono Pacific in Hawaii. Hawaii has unique elements that could allow for meaningful development of a crop-based oil and provide several knock-on benefits to the economy. Hawaii has plenty of fallow land, needs locally grown proteins for livestock, and has ideal soil and weather conditions for cover crops. With our support, Pono Pacific completed several crop trials with encouraging early results.



Hawaii has unique elements that could allow for meaningful development of a crop-based oil and provide several knock-on benefits to the economy.



LARAMIE ENERGY

We hold a 46% equity investment in Laramie Energy, a natural gas-oriented E&P company in western Colorado. While Laramie has become a less material asset to the company considering the growth in our core downstream business, we believe our interest remains worthy of conversation. At year-end 2024, we held the Laramie asset at approximately $12 million.

Laramie generated 2024 Adjusted EBITDAX of $46 million, compared to $90 million in 2023. 2024 production was 97 million cubic feet per day (MMCFD). The Adjusted EBITDAX decline was largely driven by lower gas prices, particularly during the second and third quarters. However, Laramie was more than 75% hedged during this downturn, bolstering cash flow. Laramie's balance sheet remains much improved with a $160 million term loan outstanding and $69 million of cash on hand at year end.

Looking ahead, Laramie's projected production for 2025 is 79% hedged at approximately $3.20 per million British thermal units (MMBtu), a level that supports cash flow growth. Based on current gas prices, Laramie expects to operate one rig throughout 2025. Laramie is advantageously positioned with over 1,000 drillable locations associated with leases held by production (HBP). In addition, they hold a considerable leasehold acreage position in the deeper formations of the Mancos shale. The Mancos is attracting development capital across the state line in New Mexico and could provide further upside. This represents an appealing natural gas bank with a highly asymmetric return profile.

We remain pleased with the leadership of Bob Boswell, Chairman & CEO and significant fellow unitholder of Laramie. Through our 12-year investment with Bob, we have navigated numerous natural gas market cycles. We see an improving commodity outlook as best represented by the 5-year Henry Hub natural gas price strip exceeding $4 per MMBtu for the first time in ten years, except for Russian war spikes. Western gas market dynamics also appear encouraging. We continue to view Laramie as an investment that is unrelated to our core business but provides diversification to maximize shareholder value.

Capital Allocation

In 2024, net cash provided by operations totaled $84 million, or $175 million excluding working capital outflows of $18 million and deferred turnaround expenditures of $74 million. With this $175 million, we allocated $87 million to maintenance projects, $48 million to profit improvement and $137 million toward repurchasing shares. While we invested more capital than we generated from operations, our balance sheet remains strong with approximately $614 million in liquidity at year end.

Current debt levels are optimal and more than fully supported by the growing, stable cash flows of our Retail and Logistics business units. With term debt of $644 million at year end, we are well within our target of 3-4x Retail and Logistics EBITDA. This imputes an aggregate interest expense of approximately $52 million at current floating rates, relative to $196 million of Retail and Logistics Adjusted EBITDA. Asset Based Loan (ABL) debt is fully supported by our substantial working capital position and hedging portfolio. We actively hedge our underlying inventory, which provides valuable protection to our balance sheet in commodity downturns. This represents the optimal capital structure for our business.

We achieved further reduction in our capital costs by substituting the costly intermediations with an ABL. This marked the culmination of a multi-year initiative aimed at simplifying and lowering the cost of our working capital financing. We estimate the intermediation cost was over 9% at current floating interest rates, compared to approximately 6% underneath an ABL, resulting in net annual savings of approximately $15-20 million per year. As a reminder, under GAAP, intermediation obligations were recognized as a current liability and the related funding costs were included in cost of sales. Conversely, the ABL is classified as long-term debt with the associated funding costs recorded as interest expense. The financial risk of these two working capital financing facilities is virtually identical.



When it comes to the refining business, working capital funding and corresponding risk management is often overlooked. A quick study of the typical intermediation structure is a worthwhile discussion. A good place to start is by posing the simple question: why do some of the most thoughtful financial institutions and commodity trading houses consider this an attractive capital deployment?

An intermediation is two facilities: 1) a working capital loan; and 2) a corresponding hedging facility. The lender advances 90+% against the posted inventory collateral so long as there is a corresponding financial hedge to mitigate a price collapse that would impair the underlying inventory value. The intermediation structure acknowledges that if you own an asset with floating value (crude or refined product) and finance it with a fixed liability, hedging becomes an important element to match assets and liabilities. This is good risk management.

While we moved away from intermediations, we continue to follow a similar risk management framework. We have between 9-12 million barrels in our supply chain at any given point. Without any hedging, every $10 per barrel move in crude and product pricing would require approximately $100 million in excess liquidity. We consider hedges as balance sheet insurance and the corresponding insurance premium is set by the shape of the commodity curve. We expense this charge through our income statement as we would an insurance premium. This insurance premium cost us nearly $40 million in 2024. Many of our peers choose to retain significant cash on their balance sheet and do not hedge this commodity price risk. Hedging effectively allows us to focus our capital base to capture the crack spread and not trap excess capital on our balance sheet, in the form of excess cash, to manage tail risk events.

One of our notable features remains our distinct tax attributes. To highlight the value of this asset, during 2022 and 2023, we utilized over $763 million of NOLs, effectively saving approximately $169 million in cash outflows for federal and state taxes. With sustained profits in recent years, we fully reversed the tax valuation allowance related to our federal deferred tax assets in 2023. As such, in future periods our federal tax expense will be reflected in our GAAP income statement, however this will be a non-cash expense as we still have approximately $974 million of gross federal NOLs as of year-end 2024. Using currently enacted federal tax rates, these NOLs will effectively save approximately $205 million in federal tax outflows.

The largest capital allocation decision we made over the year was to repurchase our common stock. We repurchased approximately 5 million shares, or approximately 9% of shares outstanding, at a weighted average purchase price of $27 per share. Since the 2023 Montana transaction closed, we have repurchased nearly 7 million shares, or 12% of shares outstanding. Our year end share count was 55.3 million shares. We believe repurchasing our shares at these levels is an excellent use of capital.

We will continue to take a dynamic and opportunistic approach to capital allocation. Our view of intrinsic value is driven by our assessment of the long-term earnings power of the business. Below mid-cycle periods often present an exceptional opportunity to repurchase shares at discounts to intrinsic value. We remain focused on maintaining a well-capitalized enterprise that affords us the capability to repurchase shares during these opportune time periods. As we consider future capital deployment alternatives, we rigorously assess the risk-adjusted returns of our capital project portfolio, acquisitions, and the opportunity to repurchase our own shares. Share repurchases afford us the opportunity to buy more of the future cash flows of the assets we know best.

COMPANY HIGHLIGHTS

1	GROWTH PROFILE UNDERPINNED BY SUCCESSFUL ACQUISITIONS
2	STRONG BALANCE SHEET
3	PORTFOLIO OF VALUABLE OPPORTUNITES TO DRIVE FUTURE GROWTH
4	DOWNSIDE PROTECTION FROM DIVERSIFIED BUSINESSES
5	FEDERAL TAX ATTRIBUTES ENHANCE FREE CASH FLOW

Outlook

As in past years and perhaps as a prerequisite to the refining business, organizationally we must be prepared for a wide range of outcomes. We remain ever vigilant to ensure the company is positioned to capitalize on volatility while managing emerging risks.

We see several reasons for optimism in the refining arena over the medium term. In 2025, new refinery capacity additions in the Atlantic basin, China, and India are largely offset by closures in the U.S. and Europe. Further, a substantial portion of projected refinery capacity additions are in China; however, a deeper look at Chinese policy suggests an ongoing shift towards a "China first" mentality and rationalization of the Chinese fleet. Independent refiners in Shandong province are shutting down, while larger plants that can produce more petro-chemical feedstocks are coming online. Beyond 2026, incremental refining capacity appears limited given capital constraints.

As we enter 2025, your management is laser focused on executing key projects that will drive the next leg of earnings growth. We are keenly focused upon executing Montana's last major turnaround until at least 2029, starting up the Hawaii SAF facility, growing retail in-store gross margins, achieving cost reductions, and rationalizing our information systems. Crisp execution of these projects positions us to generate substantial cash flows as capital and turnaround requirements trend lower in the second half of the year and beyond.

We own a company today with a solid balance sheet, a durable asset base in growing markets, and strong growth potential. Your management is dedicated to improving operational and financial resilience against emerging threats while also ensuring we capitalize on opportunities when the market presents them. Our future is bright.

Thank you for your support of our enterprise.

Will Monteleone
Chief Executive Officer & President

NON-GAAP Performance Measures

Management uses certain financial measures to evaluate our operating performance that are considered non-GAAP financial measures. These measures should not be considered in isolation or as substitutes or alternatives to their most directly comparable GAAP financial measures or any other measure of financial performance or liquidity presented in accordance with GAAP. These non-GAAP measures may not be comparable to similarly titled measures used by other companies since each company may define these terms differently.

We believe Adjusted Gross Margin (as defined below) provides useful information to investors because it eliminates the gross impact of volatile commodity prices and adjusts for certain non-cash items and timing differences created by our inventory financing agreements and lower of cost and net realizable value adjustments to demonstrate the earnings potential of the business before other fixed and variable costs, which are reported separately in Operating expense (excluding depreciation) and Depreciation and amortization. Management uses Adjusted Gross Margin per barrel to evaluate operating performance and compare profitability to other companies in the industry and to industry benchmarks. We believe Adjusted Net Income (Loss) and Adjusted EBITDA (as defined below) are useful supplemental financial measures that allow investors to assess the financial performance of our assets without regard to financing methods, capital structure, or historical cost basis, the ability of our assets to generate cash to pay interest on our indebtedness, and our operating performance and return on invested capital as compared to other companies without regard to financing methods and capital structure. We believe Adjusted EBITDA by segment (as defined below) is a useful supplemental financial measure to evaluate the economic performance of our segments without regard to financing methods, capital structure, or historical cost basis.

Beginning with financial results reported for the second quarter of 2023, Adjusted Gross Margin, Adjusted Net Income (Loss), and Adjusted EBITDA also exclude our portion of interest, taxes, and depreciation expense from our refining and logistics investments acquired on June 1, 2023, as part of the Billings Acquisition.

Beginning with financial results reported for the fourth quarter of 2023, Adjusted Gross Margin, Adjusted Net Income (Loss), and Adjusted EBITDA excludes all hedge losses (gains) associated with our Washington ending inventory and LIFO layer increment impacts associated with our Washington inventory. In addition, we have modified our environmental obligation mark-to-market adjustment to include only the mark-to-market losses (gains) associated with our net RINs liability and net obligation associated with the Washington Climate Commitment Act ("Washington CCA") and Clean Fuel Standard. This modification was made as part of our change in how we estimate our environmental obligation liabilities.

Beginning with financial results reported for the fourth quarter of 2023, Adjusted Net Income (loss) excludes unrealized interest rate derivative losses (gains) and all Laramie Energy related impacts with the exception of cash distributions. We have recast Adjusted Net Income (Loss) for prior periods when reported to conform to the modified presentation.

Beginning with financial results reported for the first quarter of 2024, Adjusted Net Income (loss) also excludes other non-operating income and expenses. This modification improves comparability between periods by excluding income and expenses resulting from non-operating activities.

Effective as of the fourth quarter of 2024, we have modified our definition of Adjusted Gross Margin, Adjusted Net Income (Loss) and Adjusted EBITDA to align the accounting treatment for deferred turnaround costs from our refining and logistics investments with our accounting policy. Under this approach, we exclude our share of their turnaround expenses, which are recorded as period costs in their financial statements, and instead defer and amortize these costs on a straight-line basis over the period estimated until the next planned turnaround. This modification enhances consistency and comparability across reporting periods.

Adjusted Gross Margin

Adjusted Gross Margin is defined as Operating income (loss) excluding:
- operating expense (excluding depreciation);
- depreciation and amortization ("D&A");
- Par's portion of interest, taxes, and D&A expense from refining and logistics investments;
- impairment expense;
- loss (gain) on sale of assets, net;
- Par's portion of accounting policy differences from refining and logistics investments;
- inventory valuation adjustment (which adjusts for timing differences to reflect the economics of our inventory financing agreements, including lower of cost or net realizable value adjustments, the impact of the embedded derivative repurchase or terminal obligations, hedge losses (gains) associated with our Washington ending inventory and intermediation obligation, purchase price allocation adjustments, and LIFO layer increment and decrement impacts associated with our Washington inventory);
- Environmental obligation mark-to-market adjustments (which represents the mark-to-market losses (gains) associated with our net RINs liability and net obligation associated with the Washington CCA and Clean Fuel Standard); and
- unrealized loss (gain) on derivatives.

The following tables present a reconciliation of Adjusted Gross Margin to the most directly comparable GAAP financial measure, operating income, on a historical basis, for selected segments, for the periods indicated (in thousands):

	Year Ended December 31, 2024		
	Refining	Logistics	Retail
Operating Income	$ 17,412	$ $89,351	$ $64,800
Operating expense (excluding depreciation)	479,737	15,676	88,869
Depreciation and amortization	91,108	27,033	11,037
Par's portion of interest, taxes, and depreciation and amortization expense from refining and logistics investments	2,493	3,651	—
Inventory valuation adjustment	(490)	—	—
Environmental obligation mark-to-market adjustments	(19,136)	—	—
Unrealized loss on commodity derivatives	43,281	—	—
Par's portion of accounting policy differences from refining and logistics investments	3,856	—	—
Loss (gain) on sale of assets, net	8	124	(10)
Adjusted Gross Margin [1]	**$ 618,269**	**$ 135,835**	**$ 164,696**

	Year Ended December 31, 2023		
	Refining	Logistics	Retail
Operating Income	$ 676,161	$ 69,744	$ 56,603
Operating expense (excluding depreciation)	373,621	24,450	87,525
Depreciation and amortization	81,017	25,122	11,462
Par's portion of interest, taxes, and depreciation and amortization expense from refining and logistics investments	1,586	1,857	—
Inventory valuation adjustment	102,710	—	—
Environmental obligation mark-to-market adjustments	(189,783)	—	—
Unrealized gain on commodity derivatives	(50,511)	—	—
Loss (gain) on sale of assets, net	219	—	(308)
Adjusted Gross Margin [1,2]	**$ 995,011**	**$ 121,173**	**$ 155,282**

[1] For the years ended December 31, 2024 and 2023, there was no impairment expense in Operating income.

[2] For the year ended December 31, 2023, there was no impact in Operating income from accounting policy differences at our refining and logistics investment.

Adjusted Net Income (Loss) and Adjusted EBITDA

Adjusted Net Income (Loss) is defined as Net Income excluding:
- inventory valuation adjustment (which adjusts for timing differences to reflect the economics of our inventory financing agreements, including lower of cost or net realizable value adjustments, the impact of the embedded derivative repurchase or terminal obligations, hedge losses (gains) associated with our Washington ending inventory and intermediation obligation, purchase price allocation adjustments, and LIFO layer increment and decrement impacts associated with our Washington inventory);
- Environmental obligation mark-to-market adjustments (which represents the mark-to-market losses (gains) associated with our net RINs liability and net obligation associated with the Washington CCA and Clean Fuel Standard);
- unrealized (gain) loss on derivatives;
- acquisition and integration costs;
- redevelopment and other costs related to Par West;
- debt extinguishment and commitment costs;
- increase in (release of) tax valuation allowance and other deferred tax items;
- changes in the value of contingent consideration and common stock warrants;
- severance costs and other non-operating expense (income);
- (gain) loss on sale of assets;
- impairment expense;
- impairment expense associated with our investment in Laramie Energy;
- Par's share of equity (earnings) losses from Laramie Energy, LLC, excluding cash distributions; and
- Par's portion of accounting policy differences from refining and logistics investments.

Adjusted EBITDA is defined as Adjusted Net Income (Loss) excluding:
- D&A;
- interest expense and financing costs, net, excluding unrealized interest rate derivative loss (gain);
- cash distributions from Laramie Energy, LLC to Par;
- Par's portion of interest, taxes, and D&E expense from refining and logistics investments; and
- income tax expense (benefit) excluding the increase in (release of) tax valuation allowance.

The following table presents a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to the most directly comparable GAAP financial measure, Net income (loss), on a historical basis for the periods indicated (in thousands):

	Year Ended December 31,	
	2024	2023
Net Income	$ (33,322)	728,642
Inventory valuation adjustment	(490)	102,710
Environmental obligation mark-to-market adjustments	(19,136)	(189,783)
Unrealized loss (gain) on derivatives	42,485	(49,690)
Acquisition and integration costs	100	17,482
Par West redevelopment and other costs	12,548	11,397
Debt extinguishment and commitment costs	1,688	19,182
Changes in valuation allowance and other deferred tax items [1]	(3,315)	(126,219)
Severance costs and other non-operating expense [2]	14,802	1,785
Loss (gain) on sale of assets, net	222	(59)
Equity earnings from Laramie Energy, LLC, excluding cash distributions	1,781	(14,279)
Par's portion of accounting policy differences fromn refining and logistics investments	3,856	—
Adjusted Net Income (Loss) [3, 4]	21,219	501,168
Depreciation and amortization	131,590	119,830
Interest expense and financing costs, net, excluding unrealized interest rate derivative loss (gain)	83,589	71,629
Laramie Energy, LLC cash distributions to Par	(1,485)	(10,706)
Par's portion of interest, taxes, and depreciation expense from refining and logistics investments	6,144	3,443
Income tax expense (benefit)	(2,381)	10,883
Adjusted EBITDA [3]	$ 238,676	$ 696,247

[1] For the year ended December 31, 2024, we recognized a non-cash deferred tax benefit of $12.6 million and $3.3 million, respectively. This tax benefit is included in Income tax expense (benefit) on our consolidated statements of operations. For the year ended December 31, 2023, we recognized a non-cash deferred tax benefit of $126.2 million primarily related to the release of a majority of the valuation allowance against our federal net deferred tax assets.

[2] For the year ended December 31, 2024, we incurred $13.1 million of stock-based compensation expenses associated with accelerated vesting of equity awards and modification of vested equity awards related to our CEO transition and $0.8 million for a legal settlement unrelated to current operating activities.

[3] For the year ended December 31, 2024 and 2023, there was no change in value of contingent consideration, change in value of common stock warrants, impairment expense, impairments associated with our investment in Laramie Energy, or our share of Laramie Energy's asset impairment losses in excess of our basis difference. Please read the Non-GAAP Performance Measures discussion above for information regarding changes to the components of Adjusted Net Income (Loss) and Adjusted EBITDA made during the reporting periods.

[4] For the year ended December 31, 2023, there was no impact in Operating income from accounting policy differences at our refining and logistics investments.

The following table sets forth the computation of basic and diluted Adjusted Net Income per share (in thousands, except per share amounts):

	Year Ended December 31,	
	2024	2023
Adjusted Net Income	$ 21,219	$ 501,168
Plus: effect of convertible securities	—	—
Numerator for diluted income per common share	**$ 21,219**	**$ 501,168**
Basic weighted-average common stock shares outstanding	56,775	60,035
Add dilutive effects of common stock equivalents [1]	657	979
Diluted weighted-average common stock shares outstanding	**57,432**	**61,014**
Basic Adjusted Net Income per common share	$ 0.37	$ 8.35
Diluted Adjusted Net Income per common share	$ 0.37	$ 8.21

[1] Entities with a net loss from continuing operations are prohibited from including potential common shares in the computation of diluted per share amounts.

Adjusted EBITDA by Segment

Adjusted EBITDA by segment is defined as Operating income (loss) excluding:
- D&A;
- inventory valuation adjustment (which adjusts for timing differences to reflect the economics of our inventory financing agreements, including lower of cost or net realizable value adjustments, the impact of the embedded derivative repurchase or terminal obligations, hedge losses (gains) associated with our Washington ending inventory and intermediation obligation, purchase price allocation adjustments, and LIFO layer increment and decrement impacts associated with our Washington inventory);
- Environmental obligation mark-to-market adjustments (which represents the mark-to-market losses (gains) associated with our net RINs liability and net obligation associated with the Washington CCA and Clean Fuel Standard);
- unrealized (gain) loss on derivatives;
- acquisition and integration costs;
- redevelopment and other costs related to Par West;
- severance costs and other non-operating expense (income);
- (gain) loss on sale of assets;
- impairment expense;
- Par's portion of interest, taxes, and D&A expense from refining and logistics investments;
- Par's portion of accounting policy differences from refining and logistics investments.

Adjusted EBITDA by segment also includes Gain on curtailment of pension obligation and Other income (loss), net, which are presented below operating income (loss) on our condensed consolidated statements of operations.

The following table presents a reconciliation of Adjusted EBITDA by segment to the most directly comparable GAAP financial measure, operating income (loss) by segment, on a historical basis, for selected segments, for the periods indicated (in thousands):

	Year Ended December 31, 2024			
	Refining	Logistics	Retail	Corporate and Other
Operating income (loss) by segment	$ 17,412	$ 89,351	$ 64,800	$ (123,935)
Depreciation and amortization	91,108	27,033	11,037	2,412
Inventory valuation adjustment	(490)	—	—	—
Environmental obligation mark-to-market adjustments	(19,136)	—	—	—
Unrealized loss on commodity derivatives	43,281	—	—	—
Acquisition and integration costs	—	—	—	100
Severance costs and other non-operating expenses	642	—	154	14,006
Par West redevelopment and other costs	—	—	—	12,548
Par's portion of accounting policy differences from refining and logistics investments	3,856	—	—	—
Loss (gain) on sale of assets, net	8	124	(10)	100
Par's portion of interest, taxes, depreciation and amortization expense from refining and logistics investments	2,493	3,651	—	—
Other loss, net	—	—	—	(1,869)
Adjusted EBITDA [1]	**$ 139,174**	**$ 120,159**	**$ 75,981**	**$ (96,638)**

	Year Ended December 31, 2023			
	Refining	Logistics	Retail	Corporate and Other
Operating income (loss) by segment	$ 676,161	$ 69,744	$ 56,603	$ (122,502)
Depreciation and amortization	81,017	25,122	11,462	2,229
Inventory valuation adjustment	102,710	—	—	—
Environmental obligation mark-to-market adjustments	(189,783)	—	—	—
Unrealized gain on commodity derivatives	(50,511)	—	—	—
Acquisition and integration costs	—	—	—	17,482
Severance costs and other non-operating expenses	100	—	580	1,105
Par West redevelopment and other costs	—	—	—	11,397
Loss (gain) on sale of assets, net	219	—	(308)	30
Par's portion of interest, taxes, depreciation and amortization expense from refining and logistics investments	1,586	1,857	—	—
Other loss, net	—	—	—	(53)
Adjusted EBITDA [1,2]	**$ 621,499**	**$ 96,723**	**$ 68,337**	**$ (90,312)**

		Year Ended December 31, 2022			
		Refining	Logistics	Retail	Corporate and Other
Operating income (loss) by segment	$	401,901 $	54,049 $	49,238 $	(67,285)
Depreciation and amortization		65,472	20,579	10,971	2,747
Inventory valuation adjustment		(15,712)	—	—	—
Environmental obligation mark-to-market adjustments		105,760	—	—	—
Unrealized loss on derivatives		9,336	—	—	—
Acquisition and integration costs		—	—	—	3,663
Severance costs and other non-operating expenses		40	13	22	2,197
Loss (gain) on sale of assets, net		1	(253)	56	27
Other income (loss), net		—	—	—	613
Adjusted EBITDA [1,2]	$	566,798 $	74,388 $	60,287 $	(58,038)

		Year Ended December 31, 2021			
		Refining	Logistics	Retail	Corporate and Other
Operating income (loss) by segment	$	(88,799) $	51,159 $	81,249 $	(51,228)
Depreciation and amortization		58,258	22,044	10,880	3,059
Inventory valuation adjustment		31,841	—	—	—
Environmental obligation mark-to-market adjustments		66,350	—	—	—
Unrealized loss on derivatives		1,517	—	—	—
Acquisition and integration costs		—	—	—	87
Severance costs and other non-operating expenses		61	23	—	—
Loss (gain) on sale of assets, net		(19,659)	(19)	(45,034)	15
Impairment expense		1,838	—	—	—
Gain on curtailment of pension obligation		1,802	228	2	—
Other income (loss), net		—	—	—	(52)
Adjusted EBITDA [3]	$	53,209 $	73,435 $	47,097 $	(48,119)

[1] For the years ended December 31, 2024, 2023 and 2022, there was no change in value of contingent consideration, change in value of common stock warrants, impairment expense, impairments associated with our investment in Laramie Energy, or our share of Laramie Energy's asset impairment losses in excess of our basis difference.
[2] For the years ended December 31, 2023 and 2022 there was also no impact in Operating income (loss) from accounting policy differences at our refining and logistics investments.
[3] For the year ended December 31, 2021, there was no change in value of contingent consideration, change in value of common stock warrants, impairments associated with our investment in Laramie Energy, our share of Laramie Energy's asset impairment losses in excess of our basis difference, and no impact in Operating income (loss) from accounting policy differences in our refining and logistics investments.

Laramie Energy Adjusted EBITDAX

Adjusted , interest expense, gain on extinguishment of debt, non-cash preferred dividend, depreciation, depletion, amortization, and accretion, exploration and geological and geographical expense, bonus accrual, equity-based compensation expense, loss (gain) on disposal of assets, phantom units, and expired acreage (non-cash). We believe Adjusted EBITDAX is a useful supplemental financial measure to evaluate the economic and operational performance of exploration and production companies such as Laramie Energy..

The following table presents a reconciliation of Laramie Energy's Adjusted EBITDAX to the most directly comparable GAAP financial measure, net income (loss) for the periods indicated (in thousands):

	Year Ended December 31,	
	2024	**2023**
Net income (loss)	$ (15,546)	96,586
Commodity derivative (income) loss	(11,055)	(73,289)
Loss on settled derivative instruments	14,609	161
Interest expense and loan fees	20,628	20,108
Gain on extinguishment of debt	—	6,644
Non-cash preferred dividend	—	2,910
Depreciation, depletion, amortization, and accretion	32,841	30,179
Phantom units	2,825	5,496
Loss (gain) on sale of assets, net	(8)	307
Expired acreage (non-cash)	1,492	553
Total Adjusted EBITDAX [1]	$ 45,786	$ 89,655

[1] For the years ended December 31, 2024 and 2023, there was no exploration and geological and geographical expense, bonus accrual, or equity-based compensation expense.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 001-36550

PAR PACIFIC HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**84-1060803**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**

825 Town & Country Lane, Suite 1500	
Houston, Texas	**77024**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (281) 899-4800

Securities registered under Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of Exchange on which registered
Common stock, $0.01 par value	**PARR**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $1,372,227,688 based on the closing sales price of the common stock on the New York Stock Exchange on June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter). As of February 21, 2025, 54,747,885 shares of the registrant's Common Stock, $0.01 par value, were issued and outstanding.

Documents Incorporated By Reference

Certain information required to be disclosed in Part III of this report is incorporated by reference from the registrant's definitive proxy statement or an amendment to this report, which will be filed with the SEC not later than 120 days after the end of the fiscal year covered by this report.

TABLE OF CONTENTS

Glossary of Selected Industry Terms

Unless otherwise noted or indicated by context, the following terms used in this Annual Report on Form 10-K have the following meanings:

barrel or bbl	A common unit of measure in the oil industry, which equates to 42 gallons.
blendstocks	Various compounds that are combined with gasoline or diesel from the crude oil refining process to make finished gasoline and diesel; these may include natural gasoline, FCC unit gasoline, ethanol, reformate, or butane, among others.
Brent	A light, sweet North Sea crude oil, characterized by an API gravity of 38 degrees and a sulfur content of approximately 0.4% by weight that is used as a benchmark for other crude oils.
cardlock	Automated unattended fueling sites that are open all day and are designed for commercial fleet vehicles.
catalyst	A substance that alters, accelerates, or instigates chemical changes, but is not produced as a product of the refining process.
CO_2	Carbon dioxide.
condensate	Light hydrocarbons which are in gas form underground but are a liquid at normal temperatures and pressure.
crack spread	A simplified calculation that measures the difference between the price for refined products and crude oil. For example, we reference the 3-1-2 Singapore crack spread, which approximates the per barrel results from processing three barrels of Brent crude oil to produce one barrel of gasoline and two barrels of distillates (diesel and jet fuel).
distillates	Refers primarily to diesel, heating oil, kerosene, and jet fuel.
ethanol	A clear, colorless, flammable oxygenated liquid. Ethanol is typically produced chemically from ethylene or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.
feedstocks	Crude oil or partially refined petroleum products that are further processed into refined products.
gasoil	European and Asian designation for No. 2 heating oil and No. 2 diesel fuel.
HSFO	High sulfur fuel oil.
LPG	Liquified petroleum gas.
LSFO	Low sulfur fuel oil.
Mbbls	Thousand barrels of crude oil or other liquid hydrocarbons.
Mbpd	Thousand barrels per day.
MMbbls	Million barrels of crude oil or other liquid hydrocarbons.
MMbtu	Million British thermal units, a unit of measurement for natural gas.
MSW	Mixed sweet blend.
NOx	Nitrogen oxides.
PADD	Petroleum Administration for Defense District.
refined products	Petroleum products, such as gasoline, diesel, and jet fuel, that are produced by a refinery.
RVO	Renewable volume obligation.
SO_2	Sulfur dioxide.
SPM	Single point mooring. Also known as a single buoy mooring, refers to a loading buoy that is anchored offshore and serves as an interconnect for tankers loading or offloading crude oil and refined products.
throughput	The volume processed through a unit or refinery.
turnaround	A periodically required standard procedure to inspect, refurbish, repair, and maintain a refinery. This process involves the shutdown and inspection of major processing units and typically occurs every three to seven years, depending on unit type.
ULSD	Ultra-low sulfur diesel.
USGS	United States Geological Survey.
VGO	Vacuum gas oil.
WCS	Western Canadian Select.
WTI	West Texas Intermediate crude oil, a light, sweet crude oil, typically characterized by an API gravity between 38 degrees and 40 degrees and a sulfur content of approximately 0.3% by weight that is used as a benchmark for other crude oils.
yield	The percentage of refined products that is produced from crude oil and other feedstocks, net of fuel used as energy.

PART I

Item 1. BUSINESS


OVERVIEW


Par Pacific Holdings, Inc., headquartered in Houston, Texas, is a growth-oriented energy company providing both renewable and conventional fuels to the western United States.

Our business is organized into three primary segments:

1) **Refining** - We own and operate four refineries with total operating crude oil throughput capacity of 219 Mbpd. Our refineries in Kapolei, Hawaii, Newcastle, Wyoming, Tacoma, Washington, and Billings, Montana, convert crude oil into gasoline, distillate, asphalt and other products to serve the state of Hawaii and areas ranging from Washington state to the Dakotas and Wyoming.

2) **Retail** - We operate fuel retail outlets in Hawaii, Washington, and Idaho. We operate convenience stores and fuel retail sites under our "Hele" and "nomnom" brands, "76" branded fuel retail sites and other sites operated by third parties that sell gasoline, diesel, and retail merchandise such as soft drinks, prepared foods, and other sundries. We also operate unattended cardlock stations.

3) **Logistics** - We operate an extensive multi-modal logistics network spanning the Pacific, the Northwest, and the Rocky Mountain regions. This network includes an SPM in Hawaii, a unit train-capable rail loading terminal in Washington, and other terminals, pipelines, trucking operations, marine vessels, storage facilities, loading and truck racks, and rail facilities for the movement of petroleum, refined products, and ethanol in and among the Hawaiian islands, between the U.S. West Coast and Hawaii, and in areas ranging from the state of Washington to the Dakotas and Wyoming.

As of December 31, 2024, we owned a 46% equity investment in Laramie Energy, LLC ("Laramie Energy"), an entity focused on developing and producing natural gas in Garfield, Mesa, and Rio Blanco counties, Colorado. As of December 31, 2024, through the Billings Acquisition (as defined in Note 5—Acquisitions under Item 8 of this Annual Report on Form 10-K), we own a 65% and a 40% equity investment in Yellowstone Energy Limited Partnership ("YELP") and Yellowstone Pipeline Company ("YPLC"), respectively.

Our Corporate and Other reportable segment primarily includes general and administrative costs. Please read Note 23 —Segment Information to our consolidated financial statements under Item 8 of this Form 10-K for detailed information on our operating results by segment.

Macroeconomic Factors Affecting Our Business

U.S. and Global Inflationary Factors. Energy prices are, among other factors, indicators of inflation, and the U.S. Federal Reserve (the "Fed") has taken significant steps to curb inflation. After aggressively raising interest rates in 2022 and early 2023 to bring down inflation, the Fed cut interest rates in 2024 in response to positive indicators of economic growth, including easing labor market conditions and lower inflation. Interest rates decreased to a range of 4.25% to 4.50% in December 2024 from 5.25% to 5.50% in December 2023. Crude oil pricing decreased in 2024 compared to 2023. Brent crude oil pricing averaged $79.86 per barrel in 2024 compared to $82.17 per barrel in 2023. The U.S. retail price for regular-grade gasoline averaged $3.30 per gallon in 2024 compared to $3.52 per gallon in 2023. This decline was due, in part, to lower crude oil prices in 2024 compared to 2023, as noted above, as well as lower global demand primarily driven by decreased demand in China. The International Energy Agency ("IEA") revised its forecast in its February 2025 Oil Market Report, which projected higher global oil demand in 2025 citing China, India, and other emerging Asian economies as the primary sources of growth.

Geopolitical Conflicts. Given the nature of our operations, including sourcing crude oil and feedstocks, geopolitical conflicts may affect our business and results of operations. The Russia-Ukraine war, the Israel-Palestine conflict, Houthi attacks in the Red Sea, and Iranian activities in the Strait of Hormuz have all continued to disrupt global trade patterns, increase crude oil price volatility, and increase freight costs and delivery times. The overall effect of these conflicts and actions taken to limit the purchase of Russian petroleum products in response to the Russia-Ukraine war have raised the operating costs of many European and other refineries.

We continue to actively monitor the impact of these and other global situations on our people, operations, financial condition, liquidity, suppliers, customers, and industry, and are actively responding to the impacts that these matters have on our business. Please read "Item 1A. — Risk Factors" and "Item 7. — Management's Discussion and Analysis of Financial

Condition and Results of Operations — Overview" for further discussion of the risks, uncertainties, and actions we have taken in response to the conditions noted above and the resulting economic impacts.

Corporate Information

Our common stock is listed and trades on the New York Stock Exchange (the "NYSE") under the ticker symbol "PARR." Our principal executive office is located at 825 Town & Country Lane, Suite 1500, Houston, Texas 77024 and our telephone number is (281) 899-4800. Throughout this Annual Report on Form 10-K, the terms "Par," the "Company," "we," "our," and "us" refer to Par Pacific Holdings, Inc. and its consolidated subsidiaries unless the context suggests otherwise.

Available Information

Our website address is *www.parpacific.com*. Information contained on our website is not part of this Annual Report on Form 10-K. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any other materials filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC") by us are available on our website (under "Investors") free of charge, as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. Alternatively, you may access these reports at the SEC's website at *www.sec.gov*.

OPERATING SEGMENTS

Refining

We own and operate refineries in Hawaii, Wyoming, Washington, and Montana, with total operating crude oil throughput capacity of 219 Mbpd. During the year ended December 31, 2024, our refineries processed 186.7 Mbpd of crude oil and sold 199.9 Mbpd of refined products.

Our refineries consist of various units, including crude oil distillation, vacuum distillation, hydrocracking, catalytic reforming, naphtha hydrotreating, diesel hydrotreating, fluidized catalytic cracking, alkylation, and isomerizing units. Our refineries process a variety of condensate and light and heavy crude oils purchased from domestic and foreign suppliers to produce LPG, naphtha, gasoline, jet fuel, ULSD, marine fuel, LSFO, HSFO, asphalt, and other associated refined products.

Our refineries are connected with each other and with the communities we serve via pipelines, terminals, tankers, and other transportation mechanisms. These various forms of transportation allow the movement of crude oil, various feedstocks, and a variety of refined products from our suppliers to our refineries, among our refineries, and from our refineries to our customers. Please read our Logistics segment discussion below for additional information.

Descriptions of our refineries and their capacities are below.

Hawaii Refinery. Our Hawaii refinery is located in Kapolei, Hawaii, on the island of Oahu, and is rated at 94 Mbpd of Crude unit operating throughput capacity. The Hawaii refinery's major processing units produce LPG, naphtha, gasoline, jet fuel, ULSD, marine fuel, LSFO, HSFO, asphalt, and other associated refined products. We believe the configuration of our Hawaii refinery uniquely fits the demands of the Hawaii market.

Prior to 2025, the 3-1-2 Singapore Crack Spread was the most representative market indicator for our Hawaii operations, which was computed by taking one barrel of gasoline and two barrels of distillates (diesel and jet fuel) from three barrels of Brent crude oils. Beginning in 2025, we established the Hawaii Index as a new benchmark for our Hawaii operations. We believe the Hawaii Index, which incorporates market cracks and landed crude oil differentials, better reflects the key drivers impacting our Hawaii refinery's financial performance compared to prior reported market indices. The Hawaii Index is calculated as the Singapore 3.1.2 Product Crack, which is made up of the same components as the 3-1-2 Singapore Crack Spread, less the Par Hawaii Refining, LLC ("PHR") crude differential.

Montana Refinery. Our Montana refinery is located along the Yellowstone River just outside Billings, Montana, and is rated at 63 Mbpd throughput capacity. The Montana refinery is a high-conversion, complex facility that processes low-cost Western Canadian and regional Rocky Mountain crude oil to produce gasoline, distillate, asphalt, and other products to serve the Rocky Mountain region. Our Montana refinery assets include a 65% interest in YELP, which owns an adjacent co-generation facility.

Prior to 2025, the RVO Adjusted USGC 3-2-1 Index was the most representative market indicator for our operations in Billings, Montana, which was computed by taking three barrels of WTI crude oil and converting them into two barrels of USGC gasoline and one barrel of USGC ULSD, less 100% of the RVO cost. Beginning in 2025, we established the Montana

Index as a new benchmark for our Montana refinery. We believe the Montana Index, which incorporates local market cracks, regional crude oil prices, and management's estimates for other costs of sales, better reflects the key drivers impacting our Montana refinery's financial performance compared to prior reported market indices. Beginning in 2025, market cracks have been updated to reflect local market product pricing, which better reflects our Montana refinery's refined product sales price compared to prior reported market indices. The Montana Index is calculated as the Montana 6.3.2.1 Product Crack less Montana crude costs, less other costs of sales, including inflation-adjusted product delivery costs, yield loss expense, taxes and tariffs, and product discounts. The Montana 6.3.2.1 Product Crack is calculated by taking three parts gasoline (Billings E10 and Spokane E10), two parts distillate (Billings ULSD and Spokane ULSD), and one part asphalt (Rocky Mountain Rail Asphalt) as created from a barrel of WTI crude oil, less 100% of the RVO cost for gasoline and ULSD. Asphalt pricing is lagged by one month. The Montana crude cost is calculated as 60% WCS differential to WTI, 20% MSW differential to WTI, and 20% Syncrude differential to WTI. The Montana crude cost is lagged by three months and includes an inflation adjusted crude delivery cost. Other costs of sales and crude delivery costs are based on historical averages and management estimates.

Washington Refinery. Our Washington refinery is located in Tacoma, Washington, and is rated at 42 Mbpd throughput capacity. The Washington refinery's major processing units produce ULSD, jet fuel, gasoline, asphalt, and other associated refined products that are primarily marketed in the Pacific Northwest ("PNW").

Prior to 2025, the RVO Adjusted Pacific Northwest 3-1-1-1 Index was the most representative market indicator for our operations in Tacoma, Washington, which was computed by taking one part gasoline (PNW sub-octane), one part distillate (PNW ULSD), and one part VGO (USGC VGO) as created from three barrels of WTI Crude, less 100% of the RVO cost for gasoline and distillate. Beginning in 2025, we established the Washington Index as a new benchmark for our Washington refinery. We believe the Washington Index, which incorporates local market cracks, regional crude oil prices, and management's estimates for other costs of sales, better reflects the key drivers impacting our Washington refinery's financial performance compared to prior reported market indices. Beginning in 2025, market cracks have been updated to reflect local market product pricing, which better reflects our Washington refinery's refined product sales price compared to prior reported market indices. The Washington Index is calculated as the Washington 3.1.1.1 Product Crack, less Washington crude costs, less other costs of sales, including inflation-adjusted product delivery costs, yield loss expense and state and local taxes. The Washington 3.1.1.1 Product Crack is calculated by taking one part gasoline (Tacoma E10), one part distillate (Tacoma ULSD) and one part secondary products (USGC VGO and Rocky Mountain Rail Asphalt) as created from a barrel of WTI crude oil, less 100% of the RVO cost for gasoline and ULSD. Asphalt pricing is lagged by one month. The Washington crude cost is calculated as 67% Bakken Williston differential to WTI and 33% WCS Hardisty differential to WTI. The Washington crude cost is lagged by one month and includes an inflation adjusted crude delivery cost. Other costs of sales and crude delivery costs are based on historical averages and management's estimates.

In January 2024, our Washington refinery was awarded the U.S. Environmental Protection Agency's ("EPA") ENERGY STAR certification, indicating the refinery performs in the top 25% of similar facilities nationwide for energy efficiency and meets strict energy efficiency performance levels set by the EPA.

Wyoming Refinery. Our Wyoming refinery is located in Newcastle, Wyoming, and is rated at 20 Mbpd throughput capacity. The Wyoming refinery's major processing units produce gasoline, ULSD, jet fuel, and other associated refined products.

Prior to 2025, the RVO Adjusted USGC 3-2-1 Index was the most representative market indicator for our operations in Wyoming. Beginning in 2025, we established the Wyoming Index as a new benchmark for our Wyoming refinery. We believe the Wyoming Index, which incorporates local market cracks, regional crude oil prices, and management's estimates for other costs of sales, better reflects the key drivers impacting our Wyoming refinery's financial performance compared to prior reported market indices. Beginning in 2025, market cracks have been updated to reflect local market product pricing, which better reflects our Wyoming refinery's refined product sales price compared to prior reported market indices. The Wyoming Index is calculated as the Wyoming 2.1.1 Product Crack, less Wyoming crude costs, less other cost of sales, including inflation adjusted product delivery costs and yield loss expense, based on historical averages and management estimates. The Wyoming 2.1.1 Product Crack is calculated by taking one part gasoline (Rockies gasoline) and one part distillate (USGC ULSD and USGC Jet) as created from a barrel of WTI crude oil, less 100% of the RVO cost for gasoline and ULSD. The Wyoming crude cost is calculated as the Bakken Guernsey differential to WTI on a one-month lag.

In January 2024, our Wyoming refinery was also awarded the EPA's ENERGY STAR certification.

Crude Oil Supply

We source our crude oil feedstock from North America, Asia, Latin America, Africa, the Middle East, and other sources. Effective March 3, 2022, we suspended purchases of Russian crude oil as a response to the Russia-Ukraine conflict.

Competition

All facets of the energy industry are highly competitive. Our competitors include major integrated, national, and independent energy companies. Many of these competitors have greater financial and technical resources and staff which may allow them to better withstand and react to changing and adverse market conditions. In addition, the energy industry is subject to global economic and political factors and changing governmental regulations. Our operating results are affected by changes in pricing for crude oil, feedstocks, and natural gas, as well as changes in the markets that we serve. All our refineries' product slates are tailored to meet local demand. In the continental U.S., our refined products typically serve areas ranging from Washington state to the Dakotas and Wyoming.

Our refining business sources and obtains all of our crude oil from third-party sources and competes globally for crude oil and feedstocks.

Retail

The retail segment includes locations in Hawaii, Washington, and Idaho where we set the price to the retail consumer. Certain of our Hawaii locations and all of the Washington and Idaho locations are operated by our personnel and include various sizes of convenience stores, snack shops, and kiosks. The remaining locations in Hawaii are cardlocks or sites operated by third parties where we retain ownership of the fuel and set retail pricing.

As of December 31, 2024, our company-operated convenience stores with fuel in Hawaii are branded "Hele," our proprietary brand. Additionally, some of our partner sites operate under our proprietary Hele fuel brand. We also hold exclusive licenses within the state of Hawaii to utilize the "76" brand for retail locations. The "76" license agreement expires October 31, 2031, unless extended by mutual agreement. Since its launch in 2016, the Hele brand has won several awards for being the preferred fuel choice for Hawaii customers. Our cardlock locations on Kauai are branded Kauai Automated Fuels ("KAF").

We operate convenience stores at all of our retail fuel outlets in Washington and Idaho. We use our proprietary "nomnom" brand at both the fueling facilities and stores. Our current store count includes the acquisition and rebranding of three convenience store locations in Washington acquired on December 2, 2022. Additionally, we opened a new to industry site in a growth area of Spokane, Washington, on September 25, 2023.

Competition

Competitive factors that affect our retail performance include product price, station appearance, location, customer service, and brand awareness. Our Hawaii competitors include the Shell, Texaco, Costco, Safeway, and Sam's Club national brands, regional brand Aloha, and other local retailers. Competitors of our Pacific Northwest retail assets include the Chevron, Exxon, Conoco, Safeway, and Costco national brands, regional brands such as Maverik, Holiday, and Fred Meyer, and other local retail brands.

Logistics

Our logistics segment generates revenues by charging fees for transporting crude oil to our refineries, delivering refined products to wholesale and bulk customers and to our retail business, and storing crude oil and refined products. Substantially all of our revenues from our logistics segment represent intercompany transactions that are eliminated in consolidation.

Hawaii Logistics

Our logistics network extends throughout the State of Hawaii. On Oahu, the system begins with our SPM located 1.7 miles offshore of our Hawaii refinery. This SPM allows for the safe, reliable, and efficient receipt of crude oil shipments to the Hawaii refinery, as well as both the receipt and export of finished products. Connecting the SPM to the Hawaii refinery are three undersea pipelines, two for the import or export of refined products and one for crude oil. We also have an on-shore pipeline manifold which allows for crude oil to be transferred between the Hawaii refinery and the IES Downstream, LLC ("IES") storage facility located approximately 2 miles away. From the Hawaii refinery, we distribute refined products through our logistics network of pipelines, trucks, leased barges, terminals, and storage facilities throughout the islands of Oahu, Maui, Hawaii, Molokai, and Kauai and for export to the U.S. West Coast and Asia.

Montana Logistics

On June 1, 2023, we purchased distribution and logistics assets in the upper Rockies region, including the wholly owned Silvertip Pipeline, a 40% interest in the Yellowstone refined products pipeline, and four wholly owned and three joint venture refined product terminals located in Montana and Washington. Our Montana logistics network services the PADD IV and V regions.

Washington Logistics

Our Washington logistics network includes storage capacity, a proprietary jet fuel pipeline that serves Joint Base Lewis McChord, a marine terminal with waterfront property, a unit train-capable rail loading terminal, a manifest rail siding, including asphalt, butane, biodiesel loading and unloading facilities, and a truck rack. These assets provide connectivity to Bakken, Canadian, and Alaskan crude oil, renewable fuels, and the Pacific, West Coast, Pacific Northwest, and Rockies product markets.

Wyoming Logistics

Our Wyoming logistics network includes crude storage tanks and a crude oil pipeline that provides us access to crude oil from the Powder River Basin. This network also includes a refined products pipeline that transports product from our Wyoming refinery to a common carrier with access to Rapid City, South Dakota.

The logistics network in Wyoming includes crude oil and refined product storage capacity, loading racks, and a rail siding at the refinery site. We also own and operate a jet fuel storage facility and pipeline that serve Ellsworth Air Force Base in South Dakota.

Markets

Hawaii Market

Hawaii is largely dependent on the visitor industry which impacts the state's fuel consumption, particularly jet fuel. The state experienced a projected overall decrease of 0.6% in visitor arrivals in 2024, according to the Hawaii Department of Business, Economic Development and Tourism ("DBEDT"). However, Hawaii expects to see an increase in visitor arrivals in 2025, as the Japanese visitor market begins to recover. A full recovery is not expected until 2027, when 10.4 million visitors are projected. Visitor spending is projected to be $20.6 billion in 2024, and is expected to increase to $23.2 billion by 2027.

In 2024, the construction industry was the largest contributor to the economy and job growth. According to DBEDT, Hawaii's construction industry has been growing continuously over the past decade and the total value of construction, as measured by the contracting tax base, reached $11.8 billion in 2023. During the first half of 2024, the contracting tax base totaled $6.5 billion or a 14.8% increase from the same period in 2023.

Construction payroll jobs reached 43,300 in October 2024, a historic record high level for Hawaii. Based on DBEDT's analysis, the value of private building permits increased 28.6% during the first 10 months of 2024. A total of $9.8 billion in government contracts were awarded in calendar years 2022, and 2023, and these awards are projected to have a lasting, positive impact for several years. Private residential and government construction is expected to lead construction activity in 2025 and be one of the main drivers for economic growth in the next few years.

The statewide unemployment rate was 3% for the first 10 months of 2024, which put Hawaii at the eighth lowest in the nation. Hawaii unemployment has been below the U.S. national average since July 2021, and, in October 2024, Hawaii's unemployment rate was 1% lower than the national average.

Mainland Markets

Spokane, Washington, and Northwest Idaho are the primary regions of our Pacific Northwest retail operations and are enjoying significantly higher population growth rates than the country as a whole. The U.S. Census Bureau noted that the population increased 3.3% in Washington and 8.8% in Idaho from 2020 to 2024 versus a national increase of only 2.6%. Spokane is a regional hub in eastern Washington, with a population of over a half million and a variety of employers in health care, retail, and other industries. According to the Spokane City Department of Economic Development, the unemployment rate was 4.8% through July 2024, and the average annual wage was $62 thousand in the fourth quarter of 2023 in positions covered by unemployment insurance.

A significant portion of the products produced by our Washington refinery stay within the Puget Sound region. Washington is one of the fastest growing states in the nation, and most of this growth is occurring in the Puget Sound area due to large technology and information industry companies. According to the U.S. Bureau of Economic Analysis (the "BEA"), gross domestic product ("GDP") for the State of Washington grew by 5.1% from 2023 to 2024 based on seasonally adjusted preliminary third quarter 2024 data.

The primary market for our Wyoming refined products is the Black Hills Region in South Dakota, driven largely by Pennington, Lawrence, and Meade counties, which represents nearly half of the state's taxable tourism sales. According to the U.S. Census Bureau, the population in Pennington County, the state's second largest county, increased by 8.2% from 2010 to 2020 compared to 7.4% nationally over the same period. Demand for gasoline is highly seasonal, with a large increase in demand during the summer driving season. The South Dakota economy is anchored by tourism, including visitors to Mount Rushmore and the Black Hills, as well as government and health care spending. According to the South Dakota Department of Tourism, visitor spending increased in 2024. South Dakota welcomed 14.9 million visitors for the year, resulting in visitor spending of approximately $5.1 billion in 2024, an increase of 2.8% compared to 2023, due to a 5.4% increase driven by short-term rental price and demand increases. Additionally, $1.1 billion, or 21%, of tourism dollars were spent on transportation services in 2024, a decrease of 1% compared to 2023, due to decline in gas prices as most visitors arrive by car.

A significant portion of the products produced by our Montana refinery serve a robust economy that includes the states of Montana, Wyoming, Colorado, Idaho, Utah, eastern Washington, and the Dakotas. The business is operated as an integrated fuels value chain, deriving value along the entire chain from the sourcing of crude oil to refining, distributing, and marketing of fuels to our customers. The Montana refinery complements the markets served by our Washington and Wyoming refineries by benefiting from the growth of the Pacific Northwest and strong seasonal demand in the Rockies and surrounding areas.

In addition to supplying the Rocky Mountain and Pacific Northwest markets with transportation fuels, our Montana refinery also supplies asphalt to customers throughout the United States, giving the refinery a strategic advantage in its ability to process heavy, sour crude oils. Our crude processing flexibility allows us to maintain a diverse product offering, including jet fuel, gasoline, diesel and asphalt, through a robust network of both proprietary and third-party terminals. This, along with the ability to deliver product via various transportation modes (e.g. pipeline, truck, rail), enables convenient supply options for our customers.

OTHER OPERATIONS

Laramie Energy

As of December 31, 2024, we owned a 46% equity investment in Laramie Energy, an entity focused on developing and producing natural gas in Garfield, Mesa, and Rio Blanco counties, Colorado. Effective February 21, 2023, we resumed the application of the equity method of accounting with respect to our investment in Laramie Energy, which was previously reduced to a book value of zero. The balance of our investment in Laramie Energy was $12.5 million as of December 31, 2024. Please read Note 4—Investment in Laramie Energy to our consolidated financial statements under Item 8 of this Form 10-K for further information.

Other Investments

As noted in the Refining and Logistics discussions above, as of December 31, 2024, through the Billings Acquisition, we own a 65% and a 40% equity investment in YELP and YPLC, respectively. Please read Note 3—Refining and Logistics Equity Investments to our consolidated financial statements under Item 8 of this Form 10-K for further information.

ENVIRONMENTAL REGULATIONS

General

Our activities are subject to existing federal, state, and local laws and regulations governing environmental quality and pollution control. Although no assurances can be made, we believe that, absent the occurrence of an extraordinary event, compliance with existing federal, state, and local laws, regulations, and rules regulating the release of materials in the environment or otherwise relating to the protection of human health, safety, and the environment will not have a material effect upon our capital expenditures, earnings, or competitive position with respect to our existing assets and operations. We cannot predict what effect additional regulation or legislation, enforcement policies, and claims for damages to property, employees, other persons, and the environment resulting from our operations could have on our activities.

Periodically, we receive communications from various federal, state, and local governmental authorities asserting violations of environmental laws and/or regulations. These governmental entities may also propose or assess fines or require corrective actions for these asserted violations. We intend to respond in a timely manner to all such communications and to take appropriate corrective action. Except as disclosed below, we do not anticipate that any such matters currently asserted will have a material impact on our financial condition, results of operations, or cash flows.

Refining activities

Like other petroleum refiners, our operations are subject to extensive and evolving federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Many of these regulations are becoming increasingly stringent, and the cost of compliance can be expected to increase over time. Our policy is to accrue environmental and clean-up related costs of a non-capital nature when it is probable that a liability has been incurred and the amount can be reasonably estimated. Such estimates may be subject to revision in the future as regulations and other conditions change.

Climate Change and Regulation of Greenhouse Gases

According to many scientific studies, emissions of CO_2, methane, NO_X, and other gases commonly known as greenhouse gases ("GHGs") are contributing to global warming of the earth's atmosphere and to global climate change. In response to the scientific studies, legislative and regulatory initiatives have been underway to limit GHG emissions. The U.S. Supreme Court determined that GHG emissions fall within the federal Clean Air Act ("CAA") definition of an "air pollutant." In response, the U.S. Environmental Protection Agency ("EPA") promulgated an endangerment finding, paving the way for regulation of GHG emissions under the CAA. The EPA has now begun regulating GHG under the CAA. New construction or material expansions that meet certain GHG emissions thresholds will likely require that, among other things, a GHG permit be issued in accordance with the federal CAA regulations, and we will be required, in connection with such permitting, to undertake a technology review to determine appropriate controls to be implemented with the project in order to reduce GHG emissions. Based on current company operations, however, our existing refining activities are not subject to current federal GHG permitting requirements.

The EPA has also promulgated rules requiring large sources to report their GHG emissions. Reports are being made in connection with our refining business. Sources subject to these reporting requirements also include on and offshore petroleum and natural gas production and onshore natural gas processing and distribution facilities that emit 25,000 metric tons or more of CO_2 equivalent per year in aggregate emissions from all site sources.

In 2007, the State of Hawaii passed Act 234, which required that GHG emissions be rolled back on a statewide basis to 1990 levels by the year 2020. In June of 2014, the Hawaii Department of Health ("DOH") adopted regulations that require each major facility to reduce CO_2 emissions by 16% by 2020 relative to a calendar year 2010 baseline (the first year in which GHG emissions were reported to the EPA under 40 CFR Part 98). The GHG rules include an alternative for facilities to demonstrate that further GHG reductions are not economically viable and an additional provision that authorized the DOH to issue a waiver if GHGs are being effectively controlled as a consequence of other state initiatives and regulations such as the Renewable Portfolio Standard. The Hawaii GHG regulation allows for "partnering" with other facilities that have or are expected to make more significant CO_2/GHG reductions. Accordingly, our Par East and Par West Hawaii refineries submitted a GHG reduction plan and a permit application that incorporated the partnering provisions. The DOH issued a GHG permit, which caps GHG emissions from both refineries at 904,945 metric tons per year which (as required by regulation) is 16% below the combined facility GHG emission levels of 2010. Since ceasing refining operations at the Par West facility in 2020, our annual emissions are well below the GHG emissions cap.

The State of Washington and its political subdivisions passed several climate-focused laws in 2021 that are relevant to our operations within the state. These include a low-carbon fuel standard ("LCFS") designed to reduce the carbon intensity of transportation fuels by twenty percent by 2038 and a "cap and trade"-style program for GHG emissions covering industrial facilities and transportation fuels starting in 2023. The Washington Department of Ecology ("WDOE") issued final rules implementing the LCFS effective on January 1, 2023, and requirements are now in effect and will gradually reduce the carbon intensity of fuels sold in the state over time by annually lowering that limit. The WDOE has also issued final rules with respect to the "cap and trade"-style program with an effective date of November 1, 2022, with credit allocations and auctions commencing during 2023. These programs have required us to take additional action to meet the standards set under the aforementioned laws, however this activity did not have a material impact on earnings in 2023 or 2024. Both programs involve gradual tightening of standards over time which will likely require us to take additional actions or credit purchases, some of which may eventually be material. Both programs are likely to reduce transportation fuel demand. In addition to action by the State, on November 16, 2021, the Tacoma City Council adopted its Tideflats and Industrial Land Use Regulations, which prohibits new petroleum storage and allows for only limited additions of clean fuel infrastructure.

Additional regulatory, legislative, and judicial developments are likely to occur in the future. Such developments may affect how these GHG initiatives will impact us. They may also impact the use of and demand for petroleum products, which could impact our business. Further, apart from these developments, tort claims alleging property damage against GHG emissions sources may be asserted. Due to the uncertainties surrounding the regulation of and other risks associated with GHG emissions, we cannot predict the financial impact of related developments on us.

National Ambient Air Quality Standards

The EPA has adopted a number of more stringent National Ambient Air Quality Standards ("NAAQS"). States are required to develop State Implementation Plans and ultimately local air districts are required to adopt rules designed to improve air quality over time. More stringent air pollutant standards and corresponding rules have already impacted and will continue to cause many refineries to invest heavily in additional air pollution controls. Thus far, Hawaii air quality, particularly on Oahu where our Hawaii refinery is located, has met even the most recent NAAQS, and the Hawaii refinery has not been required to install new controls as result of local rules. Even so, NAAQS could and, to a degree, have already forced some changes for our customer base. Power plants on the Big Island, where SO_2 levels are already elevated due to volcanic activity, are switching from LSFO to diesel fuel. On Oahu, the state's largest utility frequently cites compliance with NAAQS as one of its justifications for moving towards a cleaner bridge fuel before reaching its renewable goals. On October 1, 2015, the EPA adopted rules, which were reaffirmed in December 2020, that substantially tightened the NAAQS for ground-level ozone. These rules are causing many areas of the country to develop requirements for additional controls and limits on combustion emissions and emissions of volatile organic compounds. In October 2021, the EPA announced its intent to revisit the December 2020 decision retaining the 2015 NAAQS standard, opening the door to potential additional tightening of those standards and additional requirements for states around the country to adopt more stringent controls, but no action has been taken in that respect to date. On February 7, 2024, EPA lowered the fine particulate NAAQS standards. We do not currently anticipate that the NAAQS standards will materially impact our operations, but the new standards could materially impact future projects, particularly at our refineries in Montana and Washington.

Fuel Standards

In 2007, the U.S. Congress passed the Energy Independence and Security Act ("EISA") which, among other things, set a target fuel economy standard of 35 miles per gallon for the combined fleet of cars and light trucks in the U.S. by model year 2020 and contained an expanded Renewable Fuel Standard (the "RFS"). In August 2012, the EPA and National Highway Traffic Safety Administration ("NHTSA") jointly adopted regulations that establish vehicle carbon dioxide emissions standards and an average industry fuel economy of 54.5 miles per gallon by model year 2025. On March 31, 2022, the EPA and NHTSA published a final rule containing additional fuel efficiency standards for cars and light trucks that include 8-10% reductions of GHG emissions annually through model year 2026. On July 28, 2023, NHTSA issued a notice of proposed rule making for cars and light trucks for model years 2027-2032. By model year 2032, the revised standards would require an industry-wide fleet average of 58 miles per gallon for passenger cars and light-duty trucks. Higher fuel economy standards have the potential to reduce demand for our refined transportation fuel products.

Under EISA, the RFS requires an increasing amount of renewable fuel to be blended into the nation's transportation fuel supply. Over time, higher annual RFS requirements have the potential to reduce demand for our refined transportation fuel products. In the near term, the RFS will be satisfied primarily with fuel ethanol blended into gasoline. We, and other refiners subject to the RFS, may meet the RFS requirements by blending the necessary volumes of renewable fuels produced by us or purchased from third parties. To the extent that refiners will not or cannot blend renewable fuels into the products they produce in the quantities required to satisfy their obligations under the RFS program, those refiners must purchase renewable credits, referred to as Renewable Identification Numbers ("RINs"), to maintain compliance. To the extent that we exceed the minimum volumetric requirements for blending of renewable fuels, we can retain these RINs for current or future RFS compliance or sell those on the open market.

Additionally, the RFS enables the EPA to exempt certain small refineries from the renewable fuels blending requirements in the event such requirements would cause disproportionate economic hardship to that refinery. In prior years, we have petitioned the EPA for a small refinery waiver for certain of our refineries. However, in 2022, EPA generally denied all small refinery exemption petitions, including ours. Litigation surrounding the 2022 RFS volumetric requirements and other aspects of those final rules, including the EPA's denial of small refinery relief, is ongoing in several cases. On July 26, 2024, the D.C. Circuit in *Sinclair Wyoming Refining Company v. EPA* sided with several small refinery petitioners and remanded the applicable exemption petition denials to EPA for reconsideration.

The RFS presents production and logistics challenges for both the renewable fuels and the petroleum refining and marketing industries in that we may have to enter into arrangements to purchase RINs with other parties or purchase cellulosic biofuels RINs ("D3") waivers from the EPA to meet our obligations to use advanced biofuels, including biomass-based diesel and cellulosic biofuel, with potentially uncertain supplies of these new fuels.

In October 2010, the EPA issued a partial waiver decision under the federal CAA to allow for an increase in the amount of ethanol permitted to be blended into gasoline from 10% ("E10") to 15% ("E15") for 2007 and newer light duty motor vehicles. In 2019, the EPA approved year-round sales of E15 but that approval has been overturned by the courts and, as of January 10, 2022, the Supreme Court has declined to review further appeals on that subject. On July 2, 2021, a three-judge panel of the U.S. Court of Appeals for the District of Columbia Circuit vacated the EPA's approval of year-round E15 sales. However, in response to supply challenges caused in part by Russia's invasion of Ukraine, the EPA has issued certain emergency waivers to permit additional E15 sales. There are numerous issues, including state and federal regulatory issues, that need to be addressed before E15 can be marketed on a large scale for use in traditional gasoline engines; however, increased renewable fuel in the nation's transportation fuel supply could reduce demand for our refined products. On January 21, 2025, President Trump urged EPA to consider issuing emergency fuel waivers to allow year-round sales of E15 to meet any projected temporary shortfalls in gasoline supply across the nation.

In March 2014, the EPA published a final Tier 3 gasoline standard that requires, among other things, that gasoline contain no more than 10 parts per million ("ppm") sulfur on an annual average basis and no more than 80 ppm sulfur on a per-gallon basis. The standard also lowered the allowable benzene, aromatics, and olefins content of gasoline. All our refineries are Tier 3 compliant.

In addition to federal requirements, several states, including Washington, have proposed or enacted low carbon fuel standards applicable to transportation fuels. The Washington LCFS creates a carbon intensity score for transportation fuels and requires fuel producers and importers who fall short of increasingly stringent annual carbon intensity goals to purchase credits.

There will be compliance costs and uncertainties regarding how we will comply with the various requirements contained in the EISA, RFS, and other fuel-related regulations. We may experience a decrease in demand for refined petroleum products due to an increase in combined fleet mileage or due to refined petroleum products being replaced by renewable fuels.

Solid and Hazardous Waste

Several of our businesses generate wastes, including hazardous wastes, that are subject to regulation under the federal Resource Conservation and Recovery Act ("RCRA") and state statutes. The EPA has limited the disposal options for certain hazardous wastes and state regulation of the handling and disposal of certain wastes associated with refining operations is becoming more stringent. We believe that our operations are in material compliance with all applicable RCRA regulations.

Superfund

The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain persons with respect to the release or threatened release of a "hazardous substance" into the environment. These persons include the current owner and operator of a site, any former owner or operator who operated the site at the time of a release, transporters, and persons that disposed or arranged for the disposal of hazardous substances at a site. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible persons the costs of such action. State statutes impose similar liability.

Under CERCLA, the term "hazardous substance" does not include "petroleum, including crude oil or any fraction thereof," unless specifically listed or designated. While this "petroleum exclusion" lessens the significance of our operations, we may generate wastes that may fall within CERCLA's definition of a "hazardous substance" in the course of our ordinary refining operations. Although we and, to our knowledge, our predecessors have used operating and disposal practices that were standard in the industry at the time, "hazardous substances" may have been disposed or released on, under, or from the properties currently or historically owned or leased by us or on, under, or from other locations where these wastes have been taken for disposal. At this time, we do not believe that we have any material liability associated with any Superfund site and we have not been notified of any claim, liability, or damages under CERCLA.

Oil Pollution Act

The Oil Pollution Act of 1990 ("OPA") and regulations thereunder impose a variety of requirements on "responsible parties" related to the prevention of crude oil spills and liability for damages resulting from such spills in U.S. waters. A "responsible party" includes the owner or operator of a facility or vessel or the lessee or permittee of the area in which an offshore facility is located. While liability limits apply in some circumstances, few defenses exist to the liability imposed by the OPA. We are not aware of the occurrence of any action or event that would subject us to liability under OPA and we believe that compliance with OPA's financial responsibility and other operating requirements will not have a material adverse effect on us.

Discharges and Marine Protection

The Clean Water Act ("CWA") regulates the discharge of pollutants to waters of the U.S., including wetlands, and requires a permit for the discharge of pollutants, including petroleum, to such waters. Certain facilities that store or otherwise handle crude oil are required to prepare and implement Spill Prevention, Control, and Countermeasure and Facility Response Plans relating to the possible discharge of oil to surface waters. We are required to prepare and comply with such plans and to obtain and comply with discharge permits. The CWA also prohibits spills of oil and hazardous substances to waters of the U.S. in excess of levels set by regulations and imposes liability in the event of a spill. We believe we are in substantial compliance with these requirements and that any noncompliance would not have a material adverse effect on us.

Other statutes provide protection to animal and plant species. These laws and regulations may require the acquisition of a permit or other authorization before drilling or construction related to the oil and gas industry commences and may limit or prohibit construction, drilling, and other activities on certain lands lying within wilderness or wetlands and other protected areas and impose substantial liabilities for pollution resulting from our operations. For example, the Magnuson amendment to the Marine Mammal Protection Act may limit or restrict certain new oil terminals and oil-by-rail infrastructure in the state of Washington.

State laws further regulate discharges of pollutants to surface and groundwaters, require permits that set limits on discharges to such waters, and provide civil and criminal penalties and liabilities for spills to both surface and groundwaters. Some states have imposed regulatory requirements to respond to concerns related to potential for groundwater impact from oil and gas exploration and production. For example, the Colorado Oil and Gas Conservation Commission ("COGCC") approved rules that require sampling of groundwater for hydrocarbons and other indicator compounds both before and after drilling.

Air Emissions

Our refining operations are subject to local, state, and federal regulations for the control of emissions from sources of air pollution. Administrative enforcement actions for failure to comply strictly with air regulations or permits may be resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could impose civil and criminal liability for non-compliance. An agency could require us to forgo construction or operation of certain air emission sources. We believe that we are in substantial compliance with air pollution control requirements.

Our refining business is subject to very significant state and federal air permitting and pollution control requirements, including some that are the subject of ongoing enforcement activities by the EPA as described in more detail below. The EPA continues to review and, in many cases, tighten ambient air quality standards, which standards, along with the advancement of pollution control technologies, could result in new regulatory and permit requirements that will impact our refining activities and involve additional costs. The EPA also regularly conducts compliance inspections related to these requirements.

On September 29, 2015, the EPA announced a final rule updating standards that control toxic air emissions from petroleum refineries, addressing, among other things, flaring operations, fence line air quality monitoring, and additional emission reductions from storage tanks and delayed coking units. Compliance with this rule has not had a material impact on our financial condition, results of operations, or cash flows to date. However, new operating and other regulatory standards could involve additional costs, and failure to comply with such standards could involve penalties, each of which could be material.

Hawaii Consent Decree

On July 18, 2016, PHR and subsidiaries of Tesoro Corporation ("Tesoro") entered into a consent decree with the EPA, the U.S. Department of Justice and other state governmental authorities concerning alleged violations of the federal Clean Air Act related to the ownership and operation of multiple facilities owned or formerly owned by Tesoro and its affiliates ("Consent Decree"), including our refinery in Kapolei, Hawaii, that we acquired from Tesoro in 2013. On September 29, 2023, we received a letter from EPA related to the alleged violation of certain air emissions limits, controls, monitoring, and repair requirements under the Consent Decree and the Clean Air Act. We are unable to predict the cost to resolve these alleged violations, but resolution will likely involve financial penalties or impose capital expenditure requirements that could be material. For more information, please read Note 18—Commitments and Contingencies to our consolidated financial statements under Item 8 of this Form 10-K.

Coastal Coordination

There are various federal and state programs that regulate the conservation and development of coastal resources. The federal Coastal Zone Management Act ("CZMA") was passed to preserve and, where possible, restore the natural resources of the coastal zone of the U.S. The CZMA provides for federal grants for state management programs that regulate land use, water use, and coastal development.

Other Government Regulation

OSHA

We are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendments and Reauthorization Act, and similar state statutes require us to organize and/or disclose information about hazardous materials used or produced in our operations. Certain of this information must be provided to employees, state and local governmental authorities, and local citizens.

SIGNIFICANT CUSTOMERS

We sell a variety of refined products to a diverse customer base. The majority of our refined products are primarily sold through short-term contracts or on the spot market. For each of the years ended December 31, 2024, 2023, and 2022, we had one customer in our refining segment that accounted for 12%, 13%, and 17%, respectively, of our consolidated revenue. No other customer accounted for more than 10% of our consolidated revenues during the years ended December 31, 2024, 2023, and 2022.

HUMAN CAPITAL

Workforce Composition

We believe our employees are our most valuable asset. By investing in our employees, we are able to achieve success and continue to execute on our mission and vision. At December 31, 2024, our workforce consisted of 1,787 employees, including 403 employees, or 23% of our total workforce, at our Hawaii, Washington, and Montana refineries represented by the United Steelworkers Union ("USW") with collective bargaining agreements effective through January 31, 2026. We also employ three employees in Montana in our Rocky Mountain Pipeline & Terminals business that are represented by the Rocky Mountain Union ("RMU") with an agreement effective through October 1, 2025. We value our employees and constantly strive to maintain and improve satisfactory relationships with them. Our 1,787 employees work in the following operating segments throughout the United States:

Operating Segment	Number of Employees
Refining and Logistics	1,069
Retail	532
Corporate	186
Total	1,787

Culture and Values

Par is a values-driven company. Our tight-knit community values integrity, creativity, hard work, and respect for others. These four pillars support our successes and strengthen our ability to be an effective and fun place to work. We value innovative thought and rally behind ideas that create new opportunities. We believe this drives our growth and success. We value the unique heritage, experiences, and contributions of everyone we get to work with and serve. Our commitment to doing the right thing with the highest ethical standards enables us to achieve our best results. As we pursue growth and success, we believe it is important to keep our people safe and to protect our environment.

Benefits

We offer highly competitive compensation, benefit, and time-off packages to promote employee fulfillment and work-life balance. Our benefits include our retirement savings plan with company match, employee stock purchase plan, extensive health and wellness benefits, generous time off allowance, and a tuition reimbursement program.

Health and Safety

Safety is paramount to every operation and activity we undertake at Par. We recognize that our responsible stewardship impacts every employee, every contractor, and every member of the community, and we embrace that responsibility. We promote a culture of continuous safety improvement with a keen eye for evaluating and managing risk. We continually monitor and improve the effectiveness of our health and safety programs, policies, and procedures to achieve this objective.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K may constitute "forward-looking" statements as defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Private Securities Litigation Reform Act of 1995 ("PSLRA"), or in releases made by the SEC, all as may be amended from time to time. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that could cause our actual results, performance, or achievements to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words "plan," "believe," "expect," "anticipate," "intend," "estimate," "project," "may," "will," "would," "could," "should," "seeks," or "scheduled to," or other similar words or the negative of these terms or other variations of these terms or comparable language or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act, and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws.

The forward-looking statements contained in this Annual Report on Form 10-K are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management's assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this Annual Report on Form 10-K are not guarantees of future performance and we cannot assure any reader that such statements will be realized or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in "Item 1A. — Risk Factors", "Item 7. — Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Annual Report on Form 10-K. All forward-looking statements speak only as of the date they are made. We do not intend to update or revise any forward-looking statements as a result of new information, future events, or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Item 1A. RISK FACTORS

Our businesses involve a high degree of risk. You should consider and read carefully the risks and uncertainties described below together with all of the other information contained in this Annual Report on Form 10-K. If any of the following risks, or any risk described elsewhere in this Annual Report on Form 10-K, actually occur, our business, prospects, financial condition, results of operations, or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline. The risks described below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us.

OPERATING RISKS

Our operations are subject to operational hazards that could expose us to potentially significant losses.

Our operations are subject to potential operational hazards and risks inherent in refining operations, in transporting and storing crude oil and refined products, and in producing natural gas and oil. Any of these risks, such as fires, explosions, maritime disasters, security breaches, cyber threats, pipeline ruptures and spills, mechanical failure of equipment, and severe weather and natural disasters at our or third-party facilities could result in business interruptions or shutdowns and damage to our properties and the properties of others. The scientific consensus suggests that some of these physical risks to our facilities and third-party facilities, especially risks associated with extreme weather, may increase as a result of climate change. A serious accident at our facilities could also result in serious injury or death to our employees or contractors and could expose us to significant liability for personal injury claims and reputational risk. Any such event or unplanned shutdown could have a material adverse effect on our business, financial condition, and results of operations.

The volatility of crude oil prices and refined product prices and changes in the demand for such products may have a material adverse effect on our cash flow and results of operations.

Earnings and cash flows from our refining segment depend on a number of factors, including to a large extent the cost of crude oil and other refinery feedstocks which has fluctuated significantly in recent years. While prices for refined products are influenced by the price of crude oil, the constantly changing margin between the price we pay for crude oil and other refinery feedstocks and the prices we receive for refined products, the crack spread, also fluctuates significantly. The prices we pay and prices we receive depend on numerous factors beyond our control, including the global supply and demand for crude oil, gasoline, and other refined products, which are subject to, among other things:

- changes in the global economy and the level of foreign and domestic production of crude oil and refined products;
- availability of crude oil and refined products and the infrastructure to transport crude oil and refined products;
- local factors, including market conditions, the level of operations of other refineries in our markets, and the volume and price of refined products imported;
- threatened or actual terrorist incidents (including cyber attacks), acts of war, and other global political conditions;
- changes in the availability or cost of maritime shipping;
- pandemics, public health crises, or other widespread emergencies such as COVID-19;
- government regulations or mandated production curtailments or limitations; and
- weather conditions, hurricanes, or other natural disasters.

These actions could result in an increase in the price we pay for crude oil, which may result in a decrease in the expected earnings and cash flows generated by our refining business.

In addition, we purchase our refinery feedstocks before manufacturing and selling the refined products. Price level changes during the periods between purchasing and selling these refined products could also have a material adverse effect on our business, financial condition, and results of operations.

Instability in the global economic and political environment can lead to volatility in the cost and availability of crude oil and prices for refined products, which could adversely impact our results of operations.

Instability in the global economic and political environment can lead to volatility in the cost and availability of crude oil and in the price and demand for refined products. This may place downward pressure on our results of operations. This is particularly true of developments in and relating to oil-producing countries, including terrorist activities, military conflicts, embargoes, internal instability, or actions or reactions of the U.S. or foreign governments in anticipation of, or in response to, such developments. Any such events may limit or disrupt markets, which could negatively impact our ability to access global crude oil commodity flows or sell our refined products.

Geopolitical conflicts, including the conflict between Russia and Ukraine, could increase the cost of our crude oil feedstocks and affect the demand for our products.

In February 2022, following Russia's invasion of Ukraine, the U.S. and other countries announced sanctions against Russia, including restrictions on the importation of Russian crude oil. On March 3, 2022, we suspended purchases of Russian crude oil for our Hawaii refinery in response to the Russia-Ukraine conflict. The U.S. and other countries have imposed additional sanctions as the conflict has escalated. Any further sanctions imposed or actions taken by the U.S. or other countries, and any retaliatory measures by Russia in response, such as restrictions on energy supplies from Russia, may increase our costs, reduce our sales and earnings, or otherwise have an adverse effect on our operations. Additionally, conflicts like Russia's invasion of Ukraine and recent attacks on shipping in the Red Sea may exacerbate inflationary pressures, including with respect to commodity prices and energy costs, and disrupt global supply chains. Rapid and significant changes in commodity costs may increase the cost of our crude oil feedstocks and affect the demand for our products.

Many of our refined products could cause serious injury or death if mishandled or misused by us or our purchasers, or if defects occur during manufacturing.

While we produce, store, transport, and deliver all of our refined products in a safe manner, many of our refined products are highly flammable or explosive and could cause significant damage to persons or property if mishandled. Defects in our products (such as gasoline or jet fuel) or misuse by us or by end purchasers could lead to fatalities or serious damage to property. We may be held liable for such occurrences, which could have a material adverse effect on our business and results of operations.

Our business is impacted by increased risks of spills, discharges, or other releases of petroleum or hazardous substances in our refining and logistics operations.

The operation of refineries, pipelines, and refined products terminals is subject to increased risks of spills, discharges, or other inadvertent releases of petroleum or hazardous substances, and we operate in and around environmentally sensitive coastal waters that are closely regulated and monitored. These events could occur in connection with the operation of our refineries, pipelines, or refined products terminals. If any of these events occur, or is found to have previously occurred, we could be liable for costs and penalties associated with their remediation under federal, state, and local environmental laws or common law, and could be liable for property damage to third parties caused by contamination from releases and spills. The penalties and clean-up costs that we may have to pay for releases or the amounts that we may have to pay to third parties for damages to their property could be significant and have a material adverse effect on our business, financial condition, or results of operations.

Our operations, including the operation of underground storage tanks, are also subject to the risk of environmental litigation and investigations which could affect our results of operations.

From time to time, we may be subject to litigation or investigations with respect to environmental and related matters, the costs of which could be material. We operate fueling stations with underground storage tanks used primarily for storing and dispensing refined fuels. In addition, some fueling stations where we sell fuel are owned or operated by third parties who are not under our control. Federal and state regulations and legislation govern the storage tanks and compliance with these requirements can be costly. The operation of underground storage tanks poses certain risks, including leaks. Leaks from underground storage tanks, which may occur at one or more of our fueling stations, may impact soil or groundwater and could result in fines or civil liability for us.

Our insurance coverage may be inadequate to protect us from the liabilities that could arise in our business.

We carry property, casualty, business interruption, and other lines of insurance, but we do not maintain insurance coverage against all potential losses. Marine vessel charter agreements do not include indemnity provisions for oil spills, so we also carry marine charterer's liability insurance. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. Claims covered by insurance are subject to deductibles, the aggregate amount of which could be material. Insurance policies are also subject to compliance with certain conditions, the failure of which could lead to a denial of coverage as to a particular claim or the voiding of a particular insurance policy. There also can be no assurance that existing insurance coverage can be renewed at commercially reasonable rates or that available coverage will be adequate to cover future claims. The occurrence of an event that is not fully covered by insurance or failure by one or more insurers to honor its coverage commitments for an insured event could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to interruptions of supply and increased costs as a result of our reliance on third-party transportation of crude oil and refined products to and from our refineries.

Our refineries receive and transport crude oil and refined products via tankers, barges, pipelines, and railcars. In addition to environmental risks, we could experience an interruption of supply or an increased cost to deliver refined products to market if such transportation is disrupted because of adverse weather, accidents, governmental regulation or sanctions, or third-party action. A prolonged disruption could have a material adverse effect on our business, financial condition, and results of operations.

The financial and operating results of our refineries, including the products they refine and sell, can be seasonal.

Demand for gasoline in the Rockies and Northwest United States is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic. The Montana, Wyoming, and Washington refineries' financial and operating results for the first and fourth calendar quarters may be lower than those for the second and third calendar quarters of each year as a result of this seasonality. Conversely, the demand for the products the Hawaii refinery refines and sells, and the financial and operating results for the Hawaii refinery, are often strongest in the first and fourth calendar quarters.

We rely upon certain critical information systems for the operation of our business and the failure of any critical information system, including a cybersecurity breach, may result in harm to our business.

We are heavily dependent on our technology infrastructure and maintain and rely upon certain critical information systems for the effective operation of our business. These information systems include data network and telecommunications, internet access and our websites, and various computer hardware equipment and software applications, including those that are critical to the safe operation of our refineries and our pipelines and terminals. Our retail business collects certain customer data, including credit card numbers, for business purposes. The integrity and protection of our customer, employee, and company data is critical to our business.

Our information systems are subject to damage or interruption from a number of potential sources including natural disasters, ransomware, software viruses or other malware, power failures, cyber attacks, and other events. To the extent that these information systems are under our control, we have implemented cybersecurity policies designed to address these risks. However, security measures for information systems cannot be guaranteed to be failsafe. Our systems and procedures for protecting against such attacks and mitigating such risks may prove to be insufficient in the future and such attacks could have an adverse impact on our business and operations, including damage to our reputation and competitiveness, remediation costs, litigation, or regulatory. Any compromise of our data security or our inability to use or access these information systems at critical points in time could unfavorably impact the timely and efficient operation of our business and subject us to additional costs and liabilities, which could adversely affect our business, financial condition, and results of operations. In addition, as technologies evolve, and cyber attacks become more sophisticated, we may incur significant costs to upgrade or enhance our security measures to protect against such attacks and we may face difficulties in fully anticipating or implementing adequate preventive measures or mitigating potential harm. Finally, federal legislation relating to cybersecurity threats could impose additional requirements on our operations.

Climate change may increase the frequency and severity of weather events that could result in severe personal injury, property damage, and environmental damage, which could curtail our operations and otherwise materially adversely affect our cash flows.

Some scientists have concluded that increasing concentrations of GHG in Earth's atmosphere may produce climate changes that have significant weather-related effects, such as increased frequency and severity of storms, droughts, floods, and other climatic events. If any of those effects were to occur, they could have an adverse effect on our operations, including damages to our refineries, retail locations, logistics assets or other properties from powerful wind or rising waters. We may experience increased insurance costs, or difficulty obtaining adequate insurance coverage, for our assets in areas subject to more frequent severe weather. We may not be able to recoup these increased costs through the cash generated by our business. Extreme weather events could cause damage to property or facilities that could exceed our insurance coverage and our business, financial condition, and results of operations could be adversely affected. Additionally, if we are named in litigation related to climate change, costs or other impacts resulting from such litigation could be material.

Through our investment in Laramie Energy, we are subject to all of the risks of natural gas and oil exploration and production, but we lack the ability to control Laramie Energy's operations and our ability to extract value is limited.

Through our investment in Laramie Energy, we are exposed to all of the risks inherent in natural gas and oil exploration and production, including the risks that: exploration and development drilling may not result in commercially productive reserves; the operator may act in ways contrary to our best interest; the marketability of our natural gas products depends mostly on the availability, proximity, and capacity of natural gas gathering systems, pipelines, and processing facilities, which are owned by third parties, as well as adequate water supplies; we have no long-term contracts to sell natural gas or oil; compliance with environmental and other governmental regulatory or legislative requirements could result in increased costs of operation or curtailment, delay, or cancellation of development and producing operations; and a decline in demand for natural gas and oil could adversely affect our financial condition and results of operations.

REGULATORY RISK

Meeting the requirements of evolving environmental, health, and safety laws and regulations, including those related to climate change and marine protection, could adversely affect our performance.

Consistent with the experience of other U.S. refineries, environmental laws and regulations have raised operating costs and may require significant capital investments at our refineries. We may be required to address conditions that may be discovered in the future and require a response. Potentially material expenditures could be required in the future as a result of evolving environmental, health, and safety and energy laws, regulations, or requirements that may be adopted or imposed in the future. Future developments in federal and state laws and regulations governing environmental, health and safety, and energy matters are especially difficult to predict.

Currently, multiple legislative and regulatory measures to address GHG emissions (including CO_2, methane, and NO_X) are in various phases of consideration, promulgation, or implementation. These include actions to develop national, statewide, or regional programs, each of which could require reductions in our GHG emissions. Requiring reductions in our GHG emissions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls at our facilities, and/or (iii) administer and manage any GHG emissions programs, including acquiring emission credits or allotments. Requiring reductions in our GHG emissions and increased use of renewable fuels which can be supplied by producers and marketers in other industries that supply alternative forms of energy and fuels to satisfy the requirements of our industrial, commercial, and individual customers could also decrease the demand for our refined products, and could have a material adverse impact on our business, financial condition, and results of operations.

Additionally, legislation designed to protect animal and plant species, such as the Magnuson amendment to the Marine Mammal Protection Act, may limit or restrict our ability to construct or expand new oil terminals and oil-by-rail infrastructure in the state of Washington, which could have a material impact on our business, financial condition, and results of operations. Finally, federal and state regulations requiring additional GHG-related disclosures could significantly increase our regulatory compliance costs.

Renewable fuels mandates and other mandates may reduce demand for the petroleum fuels we produce, which could have a material adverse effect on our business results of operations and financial condition.

The RFS program sets annual quotas for the quantity of renewable fuels that must be blended into transportation fuels consumed in the U.S. A RIN is assigned to each gallon of renewable fuel produced in or imported into the U.S. As a producer of petroleum-based transportation fuels, we are obligated to blend renewable fuels into the petroleum fuels we produce and sell in the U.S. To the extent we do not, we are required to purchase RINs in the market to satisfy our obligations under the RFS program. In addition, as a result of the annual volume mandates, we may experience a decrease in demand for refined products due to refined products being replaced by renewable fuels.

We are exposed to the volatility in the market price of RINs and are unable to predict the future prices of RINs. RINs prices are dependent upon a variety of factors, including EPA regulations, the availability of RINs for purchase, and levels of transportation fuels produced, which can vary significantly from quarter to quarter. If sufficient RINs are unavailable for purchase, if we have to pay a significantly higher price for RINs, or if we are otherwise unable to meet the EPA's RFS mandates, our results of operations and cash flows could be adversely affected. The current administration has also been critical of exemptions from the RFS mandates granted to small refineries during the previous administration. While litigation over the issue is currently before various courts, the EPA under the current administration may be less willing to grant such waivers going forward and may increase the RVO in future years. To the extent fewer waivers are granted in the future or the RVO is increased, the demand for and the price of RINs would likely also increase, and our results of operations and cash flows could be adversely affected. In addition, the EPA is considering changes to the existing RFS program regulations and other regulatory initiatives under the RFS program that could impact future standards. Although uncertain, any of these events may cause the price of RINs to rise and result in additional costs in connection with RFS compliance. Such increased costs could be material and may have a material adverse impact on our business, financial condition, and results of operations. All RIN transactions are recorded in the EPA Moderated Transaction System ("EMTS"). Under this system, purchasers of RINs are required to self-certify their validity without verification by the EPA, and are responsible for any invalid RINs submitted to the EPA for compliance. We believe that the RINs we purchase are from reputable sources, are valid, and serve to demonstrate compliance with applicable RFS requirements. However, if this belief proves incorrect and the RINs that we purchase are not valid or in compliance with applicable RFS requirements, our financial condition and cash flows may be adversely affected.

Several states, including Washington and Hawaii, have pursued or are considering initiatives designed to reduce the carbon intensity of the transportation sector by encouraging increased use of renewable fuels or electric vehicles or by requiring reductions in transportation fuel-related GHG emissions in the state. Since 2006, the State of Washington has required that denatured ethanol make up at least 2% of total gasoline sold in the state and that biodiesel comprise at least 2% of total diesel sold in the state, and the Washington Department of Ecology is authorized to increase these requirements if certain conditions are met. In 2020 and 2021 the State of Washington adopted several statutes that are relevant to our operations in the state of Washington including a law approving new regulatory requirements regarding zero emission vehicles and a low-carbon fuel standard designed to reduce the carbon intensity of transportation fuels by twenty percent by 2038. Legislation signed in March of 2020 directed the Washington Department of Ecology to adopt California's vehicle emission standards including requirements to increase zero emission vehicles sold in the state. Washington Department of Ecology adopted by reference California's zero emission vehicle standard starting with model year 2025 in a rule issued on November 29, 2021. In 2014, the State of Hawaii signed a memorandum of understanding with the U.S. Department of Energy to collaborate to produce 70% of the state's energy needs from energy-efficient and renewable sources by 2030 and 100% of the state's energy needs from energy-efficient and renewable sources by 2045. In addition, Hawaii's alternative fuels standard requires the State to facilitate the development of alternate fuels so such fuels provide 20% of highway fuel demand by 2020 and 30% by 2030. Finally, California and a small number of other states have announced a ban on new internal combustion engine-powered cars by 2035. These state actions could reduce demand for our refined petroleum products, which could have a material adverse effect on our business, results of operations, and financial condition.

Potential legislative and regulatory actions addressing climate change could increase our costs, reduce our revenue and cash flow from operations, or otherwise alter the way we conduct our business.

Currently, multiple legislative and regulatory measures to address GHG, including CO_2, methane, and NO_X, and other emissions are in various phases of consideration, promulgation, or implementation at various levels of the federal and state government. These include actions to develop international, federal, regional, or statewide programs, which could require reductions in our GHG or other emissions, establish a carbon tax and decrease the demand for our refined products. Requiring reductions in these emissions could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls at our facilities, and (iii) administer and manage any emissions programs, including acquiring emission credits or allotments.

For example, in 2015, the U.S., Canada, and the U.K. participated in the United Nations Conference on Climate Change, which led to the creation of the Paris Agreement. The Paris Agreement, which was signed by the U.S. in April 2016, requires countries to review and "represent a progression" in their intended nationally determined contributions (which set GHG emission reduction goals) every five years beginning in 2020. In November 2020, the United States' previously announced withdrawal from the Paris Agreement became effective. On January 20, 2021, President Biden announced that the United States would be reentering the Paris Agreement. This reentry became effective on February 19, 2021, however, on January 20, 2025, President Trump signed Executive Order 14162 directing the U.S. government to again withdraw from the Paris Agreement.

The EPA has issued a notice of finding and determination that emissions of CO_2, methane, and other GHGs present an endangerment to human health and the environment. In response, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that, among other things, establish Prevention of Significant Deterioration ("PSD") construction and Title V operating permit program requiring reviews for GHG emissions from certain large stationary sources. Facilities required to obtain PSD permits for their GHG emissions will also be required to meet "best available control technology" standards, which will be established by the states or, in some instances, by the EPA on a case-by-case basis. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified large GHG emission sources in the U.S., including petroleum refineries and certain onshore petroleum and natural gas production activities, on an annual basis. We monitor for GHG emissions at our refineries and believe we are in substantial compliance with the applicable GHG reporting requirements. Certain of the third-party drilling and production entities in which we hold a working interest also may be subject to reporting of GHG emissions in the U.S. These EPA policies and rulemakings could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified facilities.

In addition, from time to time, the U.S. Congress has considered and may in the future consider and adopt "cap and trade" legislation that would establish an economy-wide cap on GHG emissions in the U.S. and would require most sources of GHG emissions to obtain emission "allowances" corresponding to their annual GHG emissions. For those GHG sources that are unable to meet the required limitations, such legislation could impose substantial financial burdens. Any laws or regulations that may be adopted to restrict or reduce GHG emissions would likely require us to incur increased operating costs and could have an adverse effect on demand for our production. The adoption of any legislation or regulations that limits emissions of GHG from our or such drilling and production entities' facilities, equipment, and operations could require us or such entities to incur costs to reduce emissions of GHG associated with our or such entities' operations or could adversely affect demand for the refined petroleum products that we produce or the crude oil or natural gas that such drilling and production entities in which we hold a working interest produce.

At the state level, Washington and other states have passed low carbon fuel standard legislation and other initiatives, including a cap and invest program, to reduce emissions from the transportation sector. We could also face increased climate-related litigation with respect to our operations or products. If we are unable to pass the costs of compliance on to our customers, sufficient credits are unavailable for purchase, we have to pay a significantly higher price for credits, or we are otherwise unable to meet our compliance obligation, our financial condition and results of operations could be adversely affected.

Federal, regional, and state climate change and air emissions goals and regulatory programs under the Clean Air Act are complex, subject to change, and create uncertainty due to a number of factors including technological feasibility, legal challenges, and potential changes in federal policy. Nevertheless, stricter regulation can be expected in the future and any of these or similar changes, including a switch to alternative fuels such as liquified natural gas for power generation, or regulatory enforcement in connection with such requirements, may have a material adverse impact on our business, results of operations, and financial condition. For more information, please read Note 18—Commitments and Contingencies to our consolidated financial statements under Item 8 of this Form 10-K**.**

Regulatory and other requirements concerning the transportation of crude oil and other commodities by rail may cause increases in transportation costs or limit the amount of crude oil that we can transport by rail.

We rely on a variety of systems to transport crude oil, including rail. Rail transportation is regulated by federal, state, and local authorities. New regulations or changes in existing regulations could result in increased compliance expenditures. For example, in 2019 Washington enacted a law that limits crude oil by rail deliveries through a cap on off-loadings from existing facilities and new specifications regarding the vapor pressure of crude oils permitted to be shipped through the state. These or other regulations that require the reduction of volatile or flammable constituents in crude oil that is transported by rail, change the design or standards for rail cars used to transport the crude oil we purchase, change the routing or scheduling of trains carrying crude oil, or require any other changes that detrimentally affect the economics of delivering North American crude oil by rail, could increase the time required to move crude oil from production areas to our refineries, increase the cost of rail transportation, and decrease the efficiency of shipments of crude oil by rail within our operations. Any of these outcomes could have a material adverse effect on our business, results of operations, and financial condition.

We will be required to undertake significant environmental remediation and other corrective actions in connection with certain prior acquisitions.

For example, in connection with the July 14, 2016 purchase of Hermes Consolidated, LLC (d/b/a Wyoming Refining Company) and, indirectly, Wyoming Refining Company's wholly owned subsidiary, Wyoming Pipeline Company, LLC (collectively, "Wyoming Refining" or "WRC") (the "WRC Acquisition"), there are several environmental conditions that will require us to undertake significant remediation efforts and other corrective actions. The Wyoming refinery is subject to a number of consent decrees, orders, and settlement agreements involving the EPA and/or the Wyoming Department of Environmental Quality, some of which date back to the late 1970s and several of which remain in effect, requiring further actions at the Wyoming refinery.

As is typical of older, small refineries like the Wyoming refinery, the largest cost component arising from these various decrees relates to the investigation, monitoring, and remediation of soil, groundwater, surface water, and sediment contamination associated with the facility's historic operations. Investigative work by Wyoming Refining and negotiations with the relevant agencies as to remedial approaches remain ongoing on a number of aspects of the contamination, meaning that investigation, monitoring, and remediation costs are not reasonably estimable for some elements of these efforts. As of

December 31, 2024, we have accrued $13.1 million for the well-understood components of these efforts based on current information, approximately one-third of which we expect to incur in the next five years and the remainder to be incurred over approximately 30 years. Additionally, we believe the Wyoming refinery will need to modify or close a series of wastewater impoundments in the next several years and to replace those impoundments with a new wastewater treatment system. Based on current information, reasonable estimates we have received suggest costs of approximately $11.6 million to design and construct a new wastewater treatment system.

We also assumed certain environmental liabilities associated with the Billings Acquisition, including costs related to hazardous waste corrective measures, and ground and surface water sampling and monitoring. Based on current information, reasonable estimates we have received suggest the aggregate amount of these liabilities to be approximately $18.9 million. We expect to incur these costs over a 20 to 30 year period.

We may incur significant costs and liabilities resulting from performance of pipeline integrity programs and related repairs.

Pipeline and Hazardous Materials Safety Administration ("PHMSA") has established a series of rules requiring pipeline operators to develop and implement integrity management programs for hazardous liquid pipelines that, in the event of a pipeline leak or rupture, could affect high consequence areas ("HCAs"), which are areas where a release could have the most significant adverse consequences, including high-population areas, certain drinking water sources, and unusually sensitive ecological areas. These regulations require operators of covered pipelines to:

- perform ongoing assessments of pipeline integrity;
- identify and characterize applicable threats to pipeline segments that could impact an HCA;
- improve data collection, integration, and analysis;
- repair and remediate the pipeline as necessary; and
- implement preventive and mitigating actions.

In addition, certain states have also adopted regulations similar to existing PHMSA regulations for intrastate gathering and transmission lines. These requirements could require us to install new or modified safety controls, pursue additional capital projects, or conduct maintenance programs on an accelerated basis, any or all of which tasks could result in us incurring increased operating costs that could be significant and have a material adverse effect on our financial position or results of operations. Additionally, we are subject to periodic inspection and audit regarding these requirements.

Moreover, changes to pipeline safety laws by Congress and regulations by PHMSA that result in more stringent or costly safety standards could result in our incurring increased operating costs that could have a material adverse effect on our financial position or results of operations. Finally, while we have incurred certain additional costs associated with operating a pipeline regulated by the Federal Energy Regulatory Commission, our costs to date have not been material.

Compliance with and changes in tax laws could materially and adversely affect our financial condition, results of operations and cash flows.

We are subject to extensive tax liabilities imposed by multiple jurisdictions including, without limitation, income taxes, indirect taxes (excise/duty, sales/use, gross receipts, GHG emissions), payroll taxes, franchise taxes, withholding taxes, and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Although we believe we have used reasonable interpretations and assumptions in calculating our tax liabilities, the final determination of these tax audits and any related proceedings cannot be predicted with certainty. Any adverse outcome of such tax audits or related proceedings could result in unforeseen tax-related liabilities that may, individually or in the aggregate, materially affect our cash tax liabilities, results of operations, and financial condition. Additionally, tax rates or tax interpretations in the various jurisdictions in which we operate may change significantly as a result of political or economic factors beyond our control. For more information, please read Note 18—Commitments and Contingencies to our consolidated financial statements under Item 8 of this Form 10-K**.**

Tariffs may adversely affect our financial condition, results of operations, and cash flows.

President Trump has threatened to implement tariffs on certain foreign goods, such as crude oil from Canada. Tariffs against Canadian crude oil would increase our input costs, resulting in higher production costs and lower gross margins, and could make our products less competitive and reduce consumer demand. Any such tariffs or, if enacted, any further executive or legislative action that affects trade, including retaliatory tariffs, could subject us to additional risks. We cannot predict whether, or to what extent, tariff or other trade protections may affect our financial condition, results of operations, or cash flows.

BUSINESS RISKS

The locations of our refineries and related assets in certain limited geographic areas create an exposure to localized economic risks.

Because of the locations of our refineries in Hawaii, Montana, Washington, and Wyoming, we primarily market our refined products in relatively limited geographic areas. As a result, we are more susceptible to regional economic conditions than the operations of more geographically diversified competitors and any unforeseen events or circumstances that affect our operating areas could also materially adversely affect our revenues and our business and operating results. These factors include, among other things, changes in the economy, weather conditions, demographics and population, refined product mix demand, increased supply of refined products from competitors, and reductions in the supply of crude oil.

We must make substantial capital expenditures and complete periodic turnarounds at our refineries and related assets to maintain their reliability and efficiency. If we are unable to complete capital projects at their expected costs or in a timely manner, or if the market conditions assumed in our project economics deteriorate, our financial condition, results of operations, or cash flows could be adversely affected.

Our refineries and related assets have been in operation for many years. Equipment, even if properly maintained, may require significant capital expenditures and expenses to keep the refineries operating at optimum efficiency. These costs do not result in increases in unit capacities, but rather are focused on trying to maintain safe, reliable operations.

Delays or cost increases related to the engineering, procurement, and construction of new facilities, or improvements and repairs to our existing facilities and equipment during periodic turnarounds, could have a material adverse effect on our business, financial condition, or results of operations. Such delays or cost increases may arise as a result of unpredictable factors in the marketplace, many of which are beyond our control, including:

- denial or delay in obtaining regulatory approvals and/or permits;
- difficulties in executing the capital projects;
- unplanned increases in the cost of equipment, materials, or labor;
- disruptions in transportation of equipment and materials;
- severe adverse weather conditions, natural disasters, or other events (such as equipment malfunctions, explosions, fires, or spills) affecting our facilities, or those of our vendors and suppliers;
- shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;
- market-related increases in a project's debt or equity financing costs; and/or
- non-performance or force majeure by, or disputes with, our vendors, suppliers, contractors, or sub-contractors.

Any one or more of these occurrences noted above could have a significant impact on our business. If we are unable to make up the delays or to recover the related costs, or if market conditions change, it could materially and adversely affect our financial position, results of operations, or cash flows.

The retail market is diverse and highly competitive. Aggressive competition and the development of alternative fuels could adversely impact our business.

We face strong competition in the market for the sale of retail gasoline, diesel fuel, and merchandise. Our competitors include outlets owned or operated by fully integrated major oil companies or their dealers and other well-recognized national or regional retail outlets, often selling products at very competitive prices. We compete with a number of integrated national and international oil companies who produce crude oil, some of which is used in their refining operations. Unlike these oil companies, we must purchase all of our crude oil from unaffiliated sources. Because these oil companies benefit from increased commodity prices, have greater access to capital, and have stronger capital structures, they are able to better withstand poor and volatile market conditions, such as a lower refining margin environment, shortages of crude oil and other feedstocks, or extreme price fluctuations.

Additionally, non-traditional retailers such as supermarkets, club stores, and mass merchants are also in the retail business, and these non-traditional gasoline retailers have obtained a significant share of the transportation fuels market. These retailers may use integration of operations, greater financial resources, promotional pricing or discounts, or other advantages to withstand volatile market conditions or levels of no or low profitability. The development of alternative and competing fuels in the retail market could also adversely impact our business. Increased competition from these alternatives as a result of governmental regulations, technological advances, and consumer demand could have an impact on pricing and demand for our products and our profitability.

If we are unable to obtain crude oil supplies for our refineries without the benefit of our Inventory Intermediation Agreement and ABL Credit Facility, the capital required to finance our crude oil supply could negatively impact our liquidity.

Crude oil in storage tanks and certain crude oil in transit at our Hawaii refinery is subject to our Inventory Intermediation Agreement. Deliveries of crude oil at our other refineries are subject to the ABL Credit Facility. If we are unable to obtain our crude oil supply for our refineries under these agreements, our exposure to crude oil pricing risks may increase as the number of days between when we pay for the crude oil and when the crude oil is delivered to us increases. Such increased exposure could negatively impact our liquidity position due to the increase in working capital used to acquire crude oil inventory for our refineries.

The Inventory Intermediation Agreement expose us to counterparty credit and performance risk.

We have the Inventory Intermediation Agreement with Citi, pursuant to which Citi will purchase and deliver crude oil to our Hawaii refinery. Upon termination of the Inventory Intermediation Agreement, we are obligated to repurchase all crude oil inventories then owned by Citi. This repurchase obligation could have a material adverse effect on our business, results of operations, or financial condition. Our agreement with Citi also requires us to pay interest expense associated with the facility, which will increase in a rising crude oil price and interest rate environment. An adverse change in the business, results of operations, liquidity, or financial condition of one of our counterparties could adversely affect the ability of such counterparty to perform its obligations, which could consequently have a material adverse effect on our business, results of operations, or liquidity and, as a result, our business and operating results.

Inadequate liquidity could materially and adversely affect our business operations in the future.

If our cash flow and capital resources are insufficient to fund our obligations, we may be forced to reduce our capital expenditures, seek additional equity or debt capital, or restructure our indebtedness. We cannot assure you that any of these remedies could, if necessary, be affected on commercially reasonable terms, or at all. Our liquidity is constrained by our need to satisfy our obligations under our debt agreements, and the Inventory Intermediation Agreement. The availability of capital when the need arises will depend upon a number of factors, some of which are beyond our control. These factors include general economic and financial market conditions, the crack spread, natural gas and crude oil prices, our credit ratings, interest rates, market perceptions of us or the industries in which we operate, our market value, and our operating performance. We may be unable to execute our long-term operating strategy if we cannot obtain capital from these or other sources when the need arises.

Our ability to generate cash and repay our indebtedness or fund capital expenditures depends on many factors beyond our control and any failure to do so could harm our business, financial condition, and results of operations.

Our ability to fund future capital expenditures and repay our indebtedness when due will depend on our ability to generate sufficient cash flow from operations, borrowings under our debt agreements, and distributions from our subsidiaries. To a certain extent, this is subject to general economic, financial, competitive, legislative, and regulatory conditions and other factors that are beyond our control, including crack spreads.

We cannot assure you that our businesses will generate sufficient cash flow from operations, that our subsidiaries can or will make sufficient distributions to us, or that future borrowings will be available to us in an amount sufficient to repay our indebtedness or fund our other liquidity needs. If our cash flow and capital resources are insufficient to fund our needs, we may be forced to reduce our planned capital expenditures, sell assets, seek additional equity or debt capital, or restructure our debt. We cannot assure you that any of these remedies could, if necessary, be affected on commercially reasonable terms, or at all, which could cause us to default on our obligations and could impair our liquidity.

Our substantial level of indebtedness could adversely affect our financial condition.

We have a substantial amount of indebtedness, which requires significant interest payments. As of December 31, 2024, we had $1.1 billion of indebtedness and Interest expense and financing costs, net for the year ended December 31, 2024, was $82.8 million.

Our substantial level of indebtedness could have important consequences, including the following:

- we must use a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness and obligations under the Inventory Intermediation Agreement, which reduces funds available to us for other purposes, such as working capital, capital expenditures, other general corporate purposes, and potential acquisitions;

- our ability to refinance such indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired;
- our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;
- we may be more vulnerable to economic downturns and adverse developments in our business; and
- we may be unable to comply with financial and other restrictive covenants in our debt agreements, some of which require us to maintain specified financial ratios and limit our ability to incur additional debt and sell assets, which could result in an event of default that, if not cured or waived, would have an adverse effect on our business and prospects and could result in bankruptcy.

Our ability to meet expenses, to remain in compliance with the covenants under our debt agreements, and to make future principal and interest payments in respect of our debt depends on, among other things, our operating performance, competitive developments, and financial market conditions, all of which are significantly affected by financial, business, economic, and other factors. We are not able to control many of these factors. If industry and economic conditions deteriorate, our cash flow may not be sufficient to allow us to pay principal and interest on our debt and meet our other obligations.

This increase in our indebtedness may reduce our flexibility to respond to changing business and economic conditions or to fund capital expenditure or working capital needs because we will require additional funds to service our outstanding indebtedness and may not be able to obtain additional financing.

Despite our current debt levels, we may still incur substantially more debt or take other actions which would intensify the risks associated with our substantial leverage.

Despite our current consolidated debt levels, we may be able to incur significant additional indebtedness in the future. Although our debt agreements contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us or our subsidiaries from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt agreements. To the extent new debt is added to our current debt levels, the substantial leverage risks associated with our indebtedness would increase.

Our debt agreements impose significant operating and financial restrictions on us.

Our debt agreements impose, and the terms of any future debt may impose, significant operating and financial restrictions on us. These restrictions, among other things, may limit our ability to:

- pay dividends or distributions, repurchase equity, prepay junior debt, and make certain investments, loans, or acquisitions;
- incur additional debt, make guarantees of debt, or issue certain disqualified stock and preferred stock;
- sell or otherwise dispose of assets, including capital stock of subsidiaries;
- incur liens;
- enter into certain hedging transactions;
- consummate fundamental changes, merge or consolidate with another company, sell all or substantially all assets, or alter the business;
- enter into certain transactions with affiliates; and
- enter into agreements that would restrict the ability of our subsidiaries to pay dividends or distributions.

All of these covenants may adversely affect our ability to finance our operations, meet or otherwise address our capital needs, pursue business opportunities, react to market conditions, or otherwise restrict activities or business plans. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the requisite lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness. If repayment of our indebtedness is accelerated as a result of such default, we cannot assure you that we would have sufficient assets or access to credit to repay such indebtedness.

We may incur losses and incur additional costs as a result of our forward-contract activities and derivative transactions.

We enter into derivative contracts from time to time primarily to reduce our exposure to fluctuations in interest rates and in the price of crude oil and refined products. If the instruments we use to hedge our exposure are not effective, or if our counterparties are unable to satisfy their obligations to us, we may incur losses. We may also be required to incur additional costs in connection with future regulation of derivative instruments to the extent such regulation is applicable to us. Additionally, our commodity derivative activities may produce significant period-to-period earnings volatility that is not necessarily reflective of our underlying operational performance.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly and otherwise impact our ability to incur indebtedness for acquisitions and working capital needs.

We are subject to interest rate risk in connection with borrowings under certain of our debt agreements as well as our Inventory Intermediation Agreement, which bear interest at variable rates. Interest rate changes will not affect the market value of indebtedness incurred under such debt agreements, but could affect the amount of our interest payments and, accordingly, our future earnings and cash flows, assuming other factors are held constant. Increases in interest rates could also impact our ability to incur indebtedness to fund acquisitions and working capital needs. Since 2023, interest rates have been significantly higher than in recent years and a significant increase in prevailing interest rates that results in a substantial increase in the interest rates applicable to our indebtedness could substantially increase our interest expense and have a material adverse effect on our financial condition, results of operations, and cash flows.

We cannot be certain that our net operating loss tax carryforwards will continue to be available to offset our tax liability.

As of December 31, 2024, we estimated that we had approximately $1.0 billion of net operating loss ("NOL") tax carryforwards. In order to utilize the NOLs, we must generate taxable income that can offset such carryforwards. The availability of NOLs to offset taxable income would be substantially reduced or eliminated if we were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). We will be treated as having had an "ownership change" if there is more than a 50% increase in stock ownership during any three year "testing period" by "5% shareholders." In order to help us preserve our NOLs, our certificate of incorporation contains stock transfer restrictions designed to reduce the risk of an ownership change for purposes of Section 382 of the Code. We expect that the restrictions will remain in place for the foreseeable future. We cannot assure you, however, that these restrictions will prevent an ownership change.

Our ability to utilize a significant portion of our NOLs to offset future taxable income is subject to various limitations, including that certain NOLs will expire in various amounts, if not used, between 2030 through 2037. During 2018, the Internal Revenue Service ("IRS") completed an audit of our tax returns for the tax years ending 2014 through 2016, which included those returns for the years in which the losses giving rise to the NOLs were reported. Although the IRS made no challenge of the availability of our NOLs during this audit, we cannot assure you that we would prevail if the IRS were to challenge the availability of the NOLs in the event of future audits. If the IRS were successful in challenging our NOLs, all or some portion of the NOLs would not be available to offset any future consolidated income, which would negatively impact our results of operations and cash flows. Certain provisions of the Tax Cuts and Jobs Act, enacted in 2017, may also limit our ability to utilize our net operating tax loss carryforwards.

We may be unable to successfully identify, execute, or effectively integrate future acquisitions, which may negatively affect our results of operations.

We will continue to pursue acquisitions in the future. Although we regularly engage in discussions with, and submit proposals to, acquisition candidates, suitable acquisitions may not be available in the future on reasonable terms. If we do identify an appropriate acquisition candidate, we may be unable to successfully negotiate the terms of an acquisition, finance the acquisition, or, if the acquisition occurs, effectively integrate the acquired business into our existing businesses. Negotiations of potential acquisitions and the integration of acquired business operations may require a disproportionate amount of management's attention and our resources. Even if we complete additional acquisitions, continued acquisition financing may not be available or available on reasonable terms, any new businesses may not generate the anticipated level of revenues, the anticipated cost efficiencies, or synergies may not be realized, and these businesses may not be integrated successfully or operated profitably. Our inability to successfully identify, execute, or effectively integrate future acquisitions may negatively affect our results of operations.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating potential liabilities.

Our recent growth is due in large part to acquisitions, such as the acquisitions of our Montana refining business. We expect acquisitions to be instrumental to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of potential unknown and contingent liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform due diligence reviews of acquired businesses and assets that we believe are generally consistent with industry practices. However, such reviews will not reveal all existing or potential problems. In addition, our reviews may not permit us to become sufficiently familiar with potential environmental problems or other contingent and unknown liabilities that may exist or arise. As a result, there may be unknown and contingent liabilities related to acquired businesses and assets of which we are unaware. We could be liable for unknown obligations relating to acquisitions for which indemnification is not available, which could materially adversely affect our business, results of operations, and cash flows.

A substantial portion of our refining workforce is unionized and we may face labor disruptions that would interfere with our operations.

As of December 31, 2024, we employed 1,787 people, 403 of whom are covered by collective bargaining agreements. At our Hawaii, Washington, and Montana refineries, all 403 employees covered by collective bargaining agreements are represented by the USW with collective bargaining agreements effective through January 31, 2026. We also employ three employees in Montana in our Rocky Mountain Pipeline & Terminals business that are represented by the Rocky Mountain Union ("RMU") with a collective bargaining agreement effective through October 1, 2025. However, we may not be able to prevent a strike or work stoppage in the future and any such work stoppage could cause disruptions in our business and have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Changes in the availability of and the cost of labor could adversely affect our business.

Changes in labor markets due to various factors, including inflationary pressures, have increased the competition for recruiting and retaining talent. As a result of these factors, our business could be adversely impacted by increases in labor, health care, and benefits costs necessary to attract and retain high quality employees with the right skill sets to meet our needs. In addition, our wages and benefits programs may be insufficient to attract and retain top performing employees, especially in a rising wage market. Any failure by us to attract, develop, retain, motivate, and maintain good relationships with qualified individuals could adversely affect our business and results of operations.

Technological change or adverse changes in global economic conditions could affect the demand for transportation fuels and impact our business and financial condition in ways that we currently cannot predict.

A recession or prolonged economic downturn would adversely affect the business and economic environment in which we operate. These conditions increase the risks associated with the creditworthiness of our suppliers, customers, and business partners. The consequences of such adverse effects could include interruptions or delays in our suppliers' performance of our contracts, reductions and delays in customer purchases, delays in or the inability of customers to obtain financing to purchase our products, and bankruptcy of customers. Additionally, technological changes or innovations related to, among other things, electric vehicles or autonomous driving may create risks to our business that we are unable to predict. Any of these events may adversely affect our financial condition, cash flows, and profitability.

RISKS RELATED TO OUR COMMON STOCK

Because we have no near term plans to pay cash dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate declaring or paying any cash dividends on our common stock in the near term. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors that our board of directors considers relevant.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock, or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

The price of our common stock historically has been volatile. This volatility may affect the price at which you could sell your common stock.

The market price for our common stock has varied between a high of $40.34 on February 26, 2024, and a low of $15.09 on December 20, 2024, during the year ended December 31, 2024. This volatility may affect the price at which you could sell your common stock. Our stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors; variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts' estimates; and announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, or capital commitments.

An impairment of an equity investment, a long-lived asset, or goodwill could reduce our earnings or negatively impact the value of our common stock.

Consistent with U.S. generally accepted accounting principles ("GAAP"), we evaluate our goodwill for impairment at least annually and our equity investments and long-lived assets, including intangible assets with finite useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the investments we account for under the equity method, such as Laramie Energy, the impairment test requires us to consider whether the fair value of the equity investment as a whole, not the underlying net assets, has declined and whether that decline is other than temporary. If we determine that an other-than-temporary impairment is indicated, we would be required to recognize a non-cash charge to earnings with a correlative effect on equity and balance sheet leverage as measured by debt to total capitalization. Any impairment charges could have a negative impact on the price of our common stock. Additionally, there can be no assurance that no future impairment charge will be made with respect to our equity investments, goodwill, and long-lived assets.

The market for our common stock has been historically illiquid, which may affect your ability to sell your shares.

The volume of trading in our common stock has historically been low. The lack of substantial liquidity can adversely affect the price of our stock at a time when you might want to sell your shares. There is no guarantee that an active trading market for our common stock will develop or be maintained on the NYSE, or that the volume of trading will be sufficient to allow for timely trades. Investors may not be able to sell their shares quickly or at the latest market price if trading in our stock is not active or if trading volume is limited. In addition, if trading volume in our common stock is limited, trades of relatively small numbers of shares may have a disproportionate effect on the market price of our common stock.

Delaware law, our charter documents, and concentrated stock ownership may impede or discourage a takeover, which could reduce the market price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. For example, the change in ownership limitations contained in Article 11 of our certificate of incorporation could have the effect of discouraging or impeding an unsolicited takeover proposal. In addition, our board of directors or a committee thereof has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock. The ability of our board of directors or a committee thereof to create and issue a new series of preferred stock and certain provisions of Delaware law and our certificate of incorporation and bylaws could impede a merger, takeover, or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock.

Based on Schedule 13G filed on February 5, 2025, Blackrock, Inc., together with its affiliates, owns or had the right to acquire approximately 17.1% of our outstanding common stock. This level of ownership of shares of our common stock could have the effect of discouraging or impeding an unsolicited acquisition proposal.

We may issue preferred stock with terms that could adversely affect the voting power or value of our common stock and any future issuances of our common stock may reduce our stock price.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations, and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock.

Additionally, we are not restricted from issuing additional shares of common stock, or securities convertible into common stock, under a registration statement declared effective by the SEC. We cannot predict the size of future issuances of our common stock. However, one or more large issuances of our common stock, or securities convertible into our common stock, may adversely affect the prevailing market price of our common stock.

Investor sentiment towards climate change, fossil fuels, sustainability, and other Environmental, Social, and Governance ("ESG") matters could adversely affect our business and our stock price.

There have been efforts in recent years aimed at the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities, and other groups, to promote the divestment of shares of energy companies, as well as to pressure lenders and other financial services companies to limit or curtail activities with energy companies. As a result, some financial intermediaries, investors, and other capital markets participants have reduced or ceased lending to, or investing in, companies that operate in industries with higher perceived environmental exposure, such as the energy industry. If divestment efforts are continued, the price of our common stock or debt securities, and our ability to access capital markets or to otherwise obtain new investment or financing, may be negatively impacted.

Members of the investment community are also increasing their focus on ESG practices and disclosures, including practices and disclosures related to GHG emissions and climate change in the energy industry in particular, and diversity and inclusion initiatives and governance standards among companies more generally. As a result, we may face increasing pressure regarding our ESG practices and disclosures. Additionally, members of the investment community may screen companies such as ours for ESG performance before investing in our common stock or debt securities or lending to us. Over the past few years there has also been an acceleration in investor demand for ESG investing opportunities, and many large institutional investors have committed to increasing the percentage of their portfolios that are allocated towards ESG-focused investments. As a result, there has been a proliferation of ESG-focused investment funds seeking ESG-oriented investment products.

If we are unable to meet the ESG standards or investment or lending criteria set by these investors and funds, we may lose investors, investors may allocate a portion of their capital away from us, our cost of capital may increase, the price of our common stock and debt securities may be negatively impacted, and our reputation may also be negatively affected.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

We maintain a cybersecurity program that is reasonably designed to protect our information, and that of our customers, against cybersecurity threats that could have material adverse effects on the integrity and effectiveness of our information systems.

The Audit Committee of our Board of Directors oversees the Company's enterprise risk management process, including the management of risks arising from cybersecurity threats. The Audit Committee typically reviews the measures implemented by the Company to identify and mitigate these risks on a quarterly basis. As part of such reviews, the Audit Committee receives reports and presentations from the Company's Chief Information Officer (CIO) that address a wide range of topics, including recent developments, evolving standards, oversight of third-party vendors, and technological trends related to cybersecurity. The full Board of Directors often attends these presentations. Additionally, at least once each year the CIO briefs the Audit Committee on the results of an independent third-party assessment of the Company's cybersecurity and the Company's Information Technology ("IT") incident response and recovery plan.

At the management level, our cybersecurity strategy is managed by the CIO. The CIO's extensive experience in technology and risk management, including prior work experience in cybersecurity, complemented by other members of our IT department and third-party vendors, form the backbone of our cybersecurity capability. Our cybersecurity program is based on recognized best practices and standards for cybersecurity and IT, including the National Institute of Standards and Technology Cybersecurity Framework. Cybersecurity incidents that meet established reporting thresholds are escalated within the Company to the CIO and the Company's executive leadership team and, where appropriate, reported to Audit Committee and Board of Directors.

Cybersecurity threats and related incidents have not had a material impact on the company to date, but future cybersecurity incidents could have a material effect on our business, financial condition, and results of operations. Moreover, cybersecurity insurance may not be available on commercially reasonable terms. While we have not experienced any material cybersecurity incidents, there can be no guarantee that we will not be the subject of future successful attacks. Additional information on cybersecurity risks we face can be found in Part I, Item 1A. — Risk Factors.

Item 2. PROPERTIES

Please read "Item 1. — Business" of this Form 10-K for the location and general character of the properties used in our refining, logistics, and retail segments. Our corporate headquarters are located at 825 Town & Country Lane, Suite 1500, Houston, Texas 77024. We believe that these properties and facilities are adequate for our operations and are maintained in a good state of repair.

Natural Gas and Oil Properties

Laramie Energy

All of the assets held by Laramie Energy are located in Garfield, Mesa, and Rio Blanco counties, Colorado. All of the natural gas, natural gas liquids, and condensate are produced primarily from the Mesaverde formation and to a lesser extent the Mancos formation and some of the acreage is contiguous. The geology of the Piceance Basin is characterized as highly consistent and predictable over large areas, which generally equates to reliable timing and cost expectations during drilling and completion activities, as well as minimal well-to-well variance in production and reserves when completed with the same methodology. During the year ended December 31, 2023, we resumed the application of the equity method of accounting for our investment in Laramie Energy. As of December 31, 2024, the balance of our investment in Laramie Energy on our consolidated balance sheets was $12.5 million.

Other

We also own certain immaterial minority interests in wells located in Colorado.

Item 3. LEGAL PROCEEDINGS

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of our business. Except as described in Note 18—Commitments and Contingencies to our consolidated financial statements under Item 8 of this Form 10-K, as of the date of this Annual Report on Form 10-K, no legal proceedings are pending against us that we believe individually or collectively could have a materially adverse effect upon our financial condition, results of operations, or cash flows.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND COMPANY PURCHASES OF EQUITY SECURITIES

Market Information

On February 20, 2018, our common stock began trading on the NYSE under the symbol "PARR." Prior to that date, our common stock was traded on the NYSE American under the symbol "PARR." As of February 21, 2025, there were 126 common stockholders of record. On February 21, 2025, the closing price of our common stock was $15.62 per share on the NYSE.

Dividends

We have not paid dividends on our common stock and we do not expect to do so in the foreseeable future.

Stock Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be deemed to be incorporated by reference into any future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended.

This performance graph and the related textual information are based on historical data and are not indicative of future performance. The following line graph compares the cumulative total return on an investment in our common stock against the cumulative total return of the S&P 500 Composite Index and an index of peer companies (that we selected) for the five fiscal years ended December 31, 2024. The performance graph of our peer group is weighted by market value at the beginning of the period and our peer group consists of the following companies: Calumet Inc, Casey's General Stores, Inc., Crossamerica Partners, L.P., CVR Energy, Inc., Darling Ingredients Inc., Delek US Holdings, Inc., Green Plains Inc., HF Sinclair Corp, Parkland Corp, PBF Energy, Inc., Stepan Company, Sunoco, L.P., Tronox Holdings, PLC, and Vertex Energy, Inc.



COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among Par Pacific, the S&P 500 Index, and a Peer Group

*$100 invested on December 31, 2019 in stock or index, including reinvestment of dividends.

28

Recent Sales of Unregistered Securities

During the year ended December 31, 2024, we did not have any sales of securities in transactions that were not registered under the Securities Act that have not been reported on Form 8-K or Form 10-Q.

Company Purchases of Equity Securities

The following table sets forth certain information with respect to repurchases of our common stock during the quarter ended December 31, 2024:

Period	Total number of shares (or units) purchased (1)	Average price paid per share (or unit)	Total number of shares (or units) purchased as part of publicly announced plans or programs (1)	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs (1)
October 1 - October 31, 2024	78,349	$ 17.22	77,054	$ 60,011,282
November 1 - November 30, 2024	173,226	17.38	173,226	57,000,395
December 1 - December 31, 2024	664,870	15.99	664,870	46,368,980
Total	916,445	$ 16.36	915,150	$ 46,368,980

(1) On November 10, 2021, the Board authorized and approved a share repurchase program for up to $50 million of the currently outstanding shares of the Company's common stock, with no specified end date. On August 2, 2023, the Board approved expanding the Company's share repurchase authorization from $50 million to $250 million. During the year ended December 31, 2024, 5.0 million shares were repurchased under this share repurchase program for a total of $136.7 million. Shares repurchased that were not associated with the share repurchase program were surrendered by employees to pay taxes withheld upon the vesting of restricted stock awards. Please read Note 19— Stockholders' Equity to our consolidated financial statements under Item 8 of this Form 10-K for further information.

Item 6. [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a growing energy company based in Houston, Texas, that provides both renewable and conventional fuels to the western United States. For more information, please read "Part I –Item 1. — Business—Overview" of this Form 10-K.

Known Trends or Uncertainties

While the market indices presented below under "Item 7. — Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations" are representative of the results of our refineries, each refinery's realized gross margin on a per barrel basis will differ from the benchmark due to a variety of factors that affect the performance of the specific refinery. These factors include, but are not limited to, the actual type and timing of crude oil throughput; product yields; transportation and storage costs; fuel burn; product premiums or discounts; inventory fluctuations; feedstock and product purchases; commodity price risk-management activities; crude oil purchase financing activities; and other factors not reflected in the benchmark refining margin. We operate in logistically complex, niche markets and, as such, each of our refineries has unique cost advantages and disadvantages as compared to their respective relevant market indices.

Recent Events Affecting Comparability of Periods

Inflation. Energy prices are, among other factors, indicators of inflation, and the U.S. Federal Reserve (the "Fed") has taken significant steps to curb inflation. After aggressively raising interest rates in 2022 and early 2023 to bring down inflation, the Fed cut interest rates in 2024 in response to positive indicators of economic growth, including easing labor market conditions and lower inflation. Interest rates decreased to a range of 4.25% to 4.50% in December 2024 from 5.25% to 5.50% in December 2023. Crude oil pricing decreased in 2024 compared to 2023. Brent crude oil pricing averaged $79.86 per barrel in 2024 compared to $82.17 per barrel in 2023. The U.S. retail price for regular-grade gasoline averaged $3.30 per gallon in 2024 compared to $3.52 per gallon in 2023. This decline was due, in part, to lower crude oil prices in 2024 compared to 2023, as noted above, as well as lower global demand primarily driven by decreased demand in China. The International Energy Agency ("IEA") revised its forecast in its February 2025 Oil Market Report, which projected higher global oil demand in 2025 citing China, India, and other emerging Asian economies as the primary sources of growth. The overall energy index increased to 3.6% year over year as of December 2024. While inflation has improved relative to prior years, we do not believe that inflation has had a material effect on our business, financial condition or results of operations in 2024. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases, or price increases could lead to a decline in demand for our products, which could have a material effect on our business, financial condition, or results of operations.

Geopolitical Conflicts. Given the nature of our operations, including sourcing crude oil and feedstocks, geopolitical conflicts may affect our business and results of operations. The Russia-Ukraine war, the Israel-Palestine conflict, Houthi attacks in the Red Sea, and Iranian activities in the Strait of Hormuz have all continued to disrupt global trade patterns, increase crude oil price volatility, and increase freight costs and delivery times. The overall effect of these conflicts and actions taken to limit the purchase of Russian petroleum products in response to the Russia-Ukraine war have raised the operating costs of many European and other refineries.

We continue to actively monitor the impact of these and other global situations on our people, operations, financial condition, liquidity, suppliers, customers, and industry, and are actively responding to the impacts that these matters have on our business. Please read "Item 1A. — Risk Factors" for more information on risks and uncertainties, including those related to economic factors, and their potential impacts on our business.

For purposes of this section, "legacy portfolio" and "legacy refining operations" refer to our Hawaii, Wyoming, and Washington refineries, and exclude our Montana refinery acquired in June 2023.

Results of Operations

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Income (Loss). Our financial results for the year ended December 31, 2024, declined from a Net income of $728.6 million for the year ended December 31, 2023, to a Net loss of $33.3 million for the year ended December 31, 2024. The decrease was driven by a $658.8 million decrease in refining segment Operating income, a $109.6 million decrease in Income tax benefit, a $25.3 million decrease in Equity earnings from Laramie Energy, LLC, and a $17.4 million increase in general and administrative expenses, partially offset by a $19.7 million increase in logistics segment Operating income, a $17.5 million decrease in Debt extinguishment and commitment costs, and a $17.4 million decrease in Acquisition and integration costs related to our Billings Acquisition. Please read the discussions of segment and consolidated results below for additional information.

Adjusted EBITDA and Adjusted Net Income. For the year ended December 31, 2024, Adjusted EBITDA was $238.7 million compared to $696.2 million for the year ended December 31, 2023. The decrease was primarily related to a $376.7 million decrease in our refining segment Adjusted Gross Margin and a $98.7 million increase in operating expenses, partially offset by increases of $14.6 million and $9.4 million in our logistics and retail segment Adjusted Gross Margins, respectively. Please read the discussion of Adjusted Gross Margin by Segment and the Discussion of Consolidated Results below for additional information.

For the year ended December 31, 2024, Adjusted Net Income was $21.2 million compared to $501.2 million for the year ended December 31, 2023. The decline was primarily related to the same factors described above for the decrease in Adjusted EBITDA, as well as a $12.0 million increase in interest expense and financing costs, excluding unrealized interest rate derivative losses (gains), an $11.8 million increase in Depreciation and amortization, and a $9.2 million decrease in cash distributions received from Laramie Energy, LLC, partially offset by a decrease in Income tax expense, net of impacts due to changes in the valuation allowance and other deferred tax items of $13.3 million.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net Income. Our financial results for the year ended December 31, 2023, improved from a Net income of $364.2 million for the year ended December 31, 2022, to $728.6 million for the year ended December 31, 2023. The increase was driven by a $274.3 million increase in refining segment Operating income, an increase of $116.0 million in Income tax benefit, and a $15.7 million increase in logistics segment Operating income, partially offset by a $29.0 million increase in general and administrative expenses, a $13.8 million increase in Acquisition and integration costs related to our Billings Acquisition, and a $2.4 million increase in expenses related to Par West redevelopment. Please read the discussions of segment and consolidated results below for additional information.

Adjusted EBITDA and Adjusted Net Income. For the year ended December 31, 2023, Adjusted EBITDA was $696.2 million compared to $643.4 million for the year ended December 31, 2022. The improvement was primarily related to an increase of $54.7 million in our refining segment, an increase of $22.3 million in our logistics segment, and an increase of $8.0 million in our retail segment, partially offset by a decrease of $32.3 million in our corporate segment. Please read the discussion of segment results below for additional information.

For the year ended December 31, 2023, Adjusted Net Income was $501.2 million compared to an Adjusted Net Income of $474.7 million for the year ended December 31, 2022. The improvement was primarily related to the same factors described above for the increase in Adjusted EBITDA, partially offset by a $20.0 million increase in Depreciation and amortization.

The following table summarizes our consolidated results of operations for the years ended December 31, 2024, 2023, and 2022 (in thousands). The following should be read in conjunction with our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

	Year Ended December 31,		
	2024	2023	2022
Revenues	$ 7,974,457	$ 8,231,955	$ 7,321,785
Cost of revenues (excluding depreciation)	7,101,148	6,838,109	6,376,014
Operating expense (excluding depreciation)	584,282	485,587	333,206
Depreciation and amortization	131,590	119,830	99,769
General and administrative expense (excluding depreciation)	108,844	91,447	62,396
Equity earnings from refining and logistics investments	(11,905)	(11,844)	—
Acquisition and integration costs	100	17,482	3,663
Par West redevelopment and other costs	12,548	11,397	9,003
Loss (gain) on sale of assets, net	222	(59)	(169)
Total operating expenses	7,926,829	7,551,949	6,883,882
Operating income	47,628	680,006	437,903
Other income (expense)			
Interest expense and financing costs, net	(82,793)	(72,450)	(68,288)
Debt extinguishment and commitment costs	(1,688)	(19,182)	(5,329)
Other income (expense), net	(1,869)	(53)	613
Equity earnings (losses) from Laramie Energy, LLC	(296)	24,985	—
Total other expense, net	(86,646)	(66,700)	(73,004)
Income (loss) before income taxes	(39,018)	613,306	364,899
Income tax benefit (expense)	5,696	115,336	(710)
Net income (loss)	$ (33,322)	$ 728,642	$ 364,189

The following tables summarize our Operating income (loss) by segment for the years ended December 31, 2024, 2023, and 2022 (in thousands). The following should be read in conjunction with our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

Year ended December 31, 2024	Refining	Logistics (1)	Retail	Corporate, Eliminations and Other (2)	Total
Revenues	$ 7,733,866	$ 299,532	$ 584,760	$ (643,701)	$ 7,974,457
Cost of revenues (excluding depreciation)	7,149,264	175,590	420,064	(643,770)	7,101,148
Operating expense (excluding depreciation)	479,737	15,676	88,869	—	584,282
Depreciation and amortization	91,108	27,033	11,037	2,412	131,590
General and administrative expense (excluding depreciation)	—	—	—	108,844	108,844
Equity earnings from refining and logistics investments	(3,663)	(8,242)	—	—	(11,905)
Acquisition and integration costs	—	—	—	100	100
Par West redevelopment and other costs	—	—	—	12,548	12,548
Loss (gain) on sale of assets, net	8	124	(10)	100	222
Operating income (loss)	$ 17,412	$ 89,351	$ 64,800	$ (123,935)	$ 47,628

Year ended December 31, 2023		Refining		Logistics (1)		Retail		Corporate, Eliminations and Other (2)		Total
Revenues	$	7,969,480	$	260,779	$	592,480	$	(590,784)	$	8,231,955
Cost of revenues (excluding depreciation)		6,845,834		145,944		437,198		(590,867)		6,838,109
Operating expense (excluding depreciation)		373,612		24,450		87,525		—		485,587
Depreciation and amortization		81,017		25,122		11,462		2,229		119,830
General and administrative expense (excluding depreciation)		—		—		—		91,447		91,447
Equity earnings from refining and logistics investments		(7,363)		(4,481)		—		—		(11,844)
Acquisition and integration costs		—		—		—		17,482		17,482
Par West redevelopment and other costs		—		—		—		11,397		11,397
Loss (gain) on sale of assets, net		219		—		(308)		30		(59)
Operating income (loss)	$	676,161	$	69,744	$	56,603	$	(122,502)	$	680,006

Year ended December 31, 2022		Refining		Logistics (1)		Retail		Corporate, Eliminations and Other (2)		Total
Revenues	$	7,046,060	$	198,821	$	570,206	$	(493,302)	$	7,321,785
Cost of revenues (excluding depreciation)		6,332,694		109,458		428,712		(494,850)		6,376,014
Operating expense (excluding depreciation)		236,989		14,988		81,229		—		333,206
Depreciation and amortization		65,472		20,579		10,971		2,747		99,769
General and administrative expense (excluding depreciation)		—		—		—		62,396		62,396
Acquisition and integration costs		—		—		—		3,663		3,663
Par West redevelopment and other costs		9,003		—		—		—		9,003
Loss (gain) on sale of assets, net		1		(253)		56		27		(169)
Operating income (loss)	$	401,901	$	54,049	$	49,238	$	(67,285)	$	437,903

(1) Our logistics operations consist primarily of intercompany transactions which eliminate on a consolidated basis.

(2) Includes eliminations of intersegment Revenues and Cost of revenues (excluding depreciation) of $643.7 million, $590.8 million, and $493.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Below is a summary of key operating statistics for the refining segment for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
Total Refining Segment			
Feedstocks Throughput (Mbpd) (1)	186.7	170.3	133.8
Refined product sales volume (Mbpd) (1)	199.9	183.1	140.3
Hawaii Refinery			
Feedstocks Throughput (Mbpd)	81.1	80.8	81.8
Yield (% of total throughput)			
Gasoline and gasoline blendstocks	26.2 %	26.3 %	25.6 %
Distillates	38.9 %	40.4 %	38.8 %
Fuel oils	31.3 %	28.9 %	31.4 %
Other products	0.2 %	1.1 %	0.7 %
Total yield	96.6 %	96.7 %	96.5 %
Refined product sales volume (Mbpd)	89.3	89.1	84.0
Adjusted Gross Margin per bbl ($/throughput bbl) (2)	$ 9.34	$ 15.25	$ 13.99
Production costs per bbl ($/throughput bbl) (3)	4.58	4.57	4.86
D&A per bbl ($/throughput bbl)	0.43	0.65	0.67
Montana Refinery			
Feedstocks Throughput (Mbpd) (1)	49.9	54.4	—
Yield (% of total throughput)			
Gasoline and gasoline blendstocks	48.0 %	48.1 %	— %
Distillates	31.9 %	32.0 %	— %
Asphalt	10.9 %	12.1 %	— %
Other products	3.9 %	3.2 %	— %
Total yield	94.7 %	95.4 %	— %
Refined product sales volume (Mbpd) (1)	53.2	58.6	—
Adjusted Gross Margin per bbl ($/throughput bbl) (2)	$ 11.37	$ 21.14	$ —
Production costs per bbl ($/throughput bbl) (3)	12.42	10.78	—
D&A per bbl ($/throughput bbl)	1.83	1.45	—
Washington Refinery			
Feedstocks Throughput (Mbpd)	38.2	40.0	35.5
Yield (% of total throughput)			
Gasoline and gasoline blendstocks	23.9 %	23.5 %	24.0 %
Distillates	34.5 %	34.5 %	34.3 %
Asphalt	18.8 %	19.7 %	20.3 %
Other products	19.3 %	18.7 %	18.2 %
Total yield	96.5 %	96.4 %	96.8 %

	Year Ended December 31,		
	2024	**2023**	**2022**
Refined product sales volume (Mbpd)	39.2	41.7	39.7
Adjusted Gross Margin per bbl ($/throughput bbl) (2)	$ 3.25	$ 9.41	$ 18.00
Production costs per bbl ($/throughput bbl) (3)	4.28	4.12	4.01
D&A per bbl ($/throughput bbl)	1.97	1.91	2.19
Wyoming Refinery			
Feedstocks Throughput (Mbpd)	17.5	17.6	16.5
Yield (% of total throughput)			
Gasoline and gasoline blendstocks	46.9 %	47.1 %	49.7 %
Distillates	47.1 %	46.7 %	43.1 %
Fuel oil	2.4 %	2.5 %	2.4 %
Other products	2.1 %	1.5 %	2.1 %
Total yield	98.5 %	97.8 %	97.3 %
Refined product sales volume (Mbpd)	18.2	17.9	16.6
Adjusted Gross Margin per bbl ($/throughput bbl) (2)	$ 13.73	$ 25.15	$ 26.50
Production costs per bbl ($/throughput bbl) (3)	8.10	7.50	7.32
D&A per bbl ($/throughput bbl)	2.71	2.69	2.85
Par Pacific Indices ($ per barrel)			
Hawaii Index (4)	$ 7.21	$ 13.06	$ 19.21
Montana Index (5)	14.39	23.71	26.84
Washington Index (6)	4.13	9.81	19.85
Wyoming Index (7)	16.47	24.48	26.33
Market Cracks (average $ per barrel)			
Singapore 3.1.2 Product Crack (4)	$ 13.36	$ 19.50	$ 25.43
Montana 6.3.2.1 Product Crack (5)	21.59	30.15	35.93
Washington 3.1.1.1 Product Crack (6)	12.11	17.91	29.58
Wyoming 2.1.1 Product Crack (7)	18.48	27.52	32.35
Crude Oil Prices (average $ per barrel) (8)			
Brent	$ 79.86	$ 82.17	$ 99.04
WTI	75.76	77.60	94.33
ANS (-) Brent	1.55	0.95	3.27
Bakken Guernsey (-) WTI	(1.26)	(0.65)	2.34
Bakken Williston (-) WTI	(2.45)	(0.09)	2.70
WCS Hardisty (-) WTI	(13.90)	(17.92)	(19.14)
MSW (-) WTI	(4.03)	(3.70)	(1.56)
Brent M1-M3	1.10	0.81	3.49

(1) The 2024 amounts for the total refining segment represent the sum of the Hawaii, Montana, Washington, and Wyoming refineries' throughput or sales volumes averaged over the year ended December 31, 2024. Feedstocks throughput and sales volumes per day for the Montana refinery for the year ended December 31, 2023, are calculated based on the 214-day period for which we owned the Montana refinery in 2023. As such, the amounts for the total refining segment represent the sum of the Hawaii, Washington, and Wyoming refineries' throughput or sales volumes averaged over the year ended December 31, 2023, plus the Montana refinery's throughput or sales volumes averaged over the period from June 1, 2023, to December 31, 2023. The 2022 amounts for the total refining segment represent the sum of the Hawaii, Washington, and Wyoming refineries' throughput or sales volumes averaged over the year ended December 31, 2022.

(2) We calculate Adjusted Gross Margin per barrel by dividing Adjusted Gross Margin by total refining throughput. Adjusted Gross Margin for our Washington refinery is determined under the last-in, first-out ("LIFO") inventory costing method. Adjusted Gross Margin for our other refineries is determined under the first-in, first-out ("FIFO") inventory costing method. The definition of Adjusted Gross Margin was modified beginning with the financial results reported for periods in fiscal year 2022. We have recast Adjusted Gross Margin for prior periods when reported to conform to the modified presentation. Please see discussion of Adjusted Gross Margin below.

(3) Management uses production costs per barrel to evaluate performance and compare efficiency to other companies in the industry. There are a variety of ways to calculate production costs per barrel; different companies within the industry calculate it in different ways. We calculate production costs per barrel by dividing all direct production costs, which include the costs to run the refineries, including personnel costs, repair and maintenance costs, insurance, utilities, and other miscellaneous costs, by total refining throughput. Our production costs are included in Operating expense (excluding depreciation) on our consolidated statements of operations, which also includes costs related to our bulk marketing operations and severance costs.

(4) Beginning in 2025, we established the Hawaii Index as a new benchmark for our Hawaii operations. We believe the Hawaii Index, which incorporates market cracks and landed crude differentials, better reflects the key drivers impacting our Hawaii refinery's financial performance compared to prior reported market indices. The Hawaii Index is calculated as the Singapore 3.1.2 Product Crack, or one part gasoline (RON 92) and two parts distillates (Sing Jet & Sing gasoil) as created from a barrel of Brent crude oil, less the Par Hawaii Refining, LLC ("PHR") crude differential.

(5) Beginning in 2025, we established the Montana Index as a new benchmark for our Montana refinery. We believe the Montana Index, which incorporates local market cracks, regional crude oil prices, and management's estimates for other costs of sales, better reflects the key drivers impacting our Montana refinery's financial performance compared to prior reported market indices. Beginning in 2025, market cracks have been updated to reflect local market product pricing, which better reflects our Montana refinery's refined product sales price compared to prior reported market indices. The Montana Index is calculated as the Montana 6.3.2.1 Product Crack less Montana crude costs, less other costs of sales, including inflation-adjusted product delivery costs, yield loss expense, taxes and tariffs, and product discounts. The Montana 6.3.2.1 Product Crack is calculated by taking three parts gasoline (Billings E10 and Spokane E10), two parts distillate (Billings ULSD and Spokane ULSD), and one part asphalt (Rocky Mountain Rail Asphalt) as created from a barrel of WTI crude oil, less 100% of the RVO cost for gasoline and ULSD. Asphalt pricing is lagged by one month. The Montana crude cost is calculated as 60% WCS differential to WTI, 20% MSW differential to WTI, and 20% Syncrude differential to WTI. The Montana crude cost is lagged by three months and includes an inflation-adjusted crude delivery cost. Other costs of sales and crude delivery costs are based on historical averages and management's estimates.

(6) Beginning in 2025, we established the Washington Index as a new benchmark for our Washington refinery. We believe the Washington Index, which incorporates local market cracks, regional crude oil prices, and management's estimates for other costs of sales, better reflects the key drivers impacting our Washington refinery's financial performance compared to prior reported market indices. Beginning in 2025, market cracks have been updated to reflect local market product pricing, which better reflects our Washington refinery's refined product sales price compared to prior reported market indices. The Washington Index is calculated as the Washington 3.1.1.1 Product Crack, less Washington crude costs, less other costs of sales, including inflation-adjusted product delivery costs, yield loss expense and state and local taxes. The Washington 3.1.1.1 Product Crack is calculated by taking one part gasoline (Tacoma E10), one part distillate (Tacoma ULSD) and one part secondary products (USGC VGO and Rocky Mountain Rail Asphalt) as created from a barrel of WTI crude oil, less 100% of the RVO cost for gasoline and ULSD. Asphalt pricing is lagged by one month. The Washington crude cost is calculated as 67% Bakken Williston differential to WTI and 33% WCS Hardisty differential to WTI. The Washington crude cost is lagged by one month and includes an inflation-adjusted crude delivery cost. Other costs of sales and crude delivery costs are based on historical averages and management's estimates.

(7) Beginning in 2025, we established the Wyoming Index as a new benchmark for our Wyoming refinery. We believe the Wyoming Index, which incorporates local market cracks, regional crude oil prices, and management's estimates for other costs of sales, better reflects the key drivers impacting our Wyoming refinery's financial performance compared to prior

reported market indices. Beginning in 2025, market cracks have also been updated to reflect local market product pricing, which better reflects our Wyoming refinery's refined product sales price compared to prior reported market indices. The Wyoming Index is calculated as the Wyoming 2.1.1 Product Crack, less Wyoming crude costs, less other cost of sales, including inflation adjusted product delivery costs and yield loss expense, based on historical averages and management's estimates. The Wyoming 2.1.1 Product Crack is calculated by taking one part gasoline (Rockies gasoline) and one part distillate (USGC ULSD and USGC Jet) as created from a barrel of WTI crude oil, less 100% of the RVO cost for gasoline and ULSD. The Wyoming crude cost is calculated as the Bakken Guernsey differential to WTI on a one-month lag.

(8) Beginning in 2025, crude oil prices have been updated and expanded to reflect regional differentials to Brent and WTI, which better reflect our refineries' feedstock costs compared to prior crude oil pricing.

Below is a summary of key operating statistics for the retail segment for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,		
	2024	2023	2022
Retail Segment			
Retail sales volumes (thousands of gallons)	121,473	117,550	105,456

Non-GAAP Performance Measures

Management uses certain financial measures to evaluate our operating performance that are considered non-GAAP financial measures. The chief operating decision-maker ("CODM") is the Chief Executive Officer ("CEO"), who uses certain non-GAAP financial measures and forecasts to allocate resources and evaluate our operating performance. These measures should not be considered in isolation or as substitutes or alternatives to their most directly comparable GAAP financial measures or any other measure of financial performance or liquidity presented in accordance with GAAP. These non-GAAP measures may not be comparable to similarly titled measures used by other companies since each company may define these terms differently.

We believe Adjusted Gross Margin (as defined below) provides useful information to investors because it eliminates the gross impact of volatile commodity prices and adjusts for certain non-cash items and timing differences created by our inventory financing agreements and lower of cost and net realizable value adjustments to demonstrate the earnings potential of the business before other fixed and variable costs, which are reported separately in Operating expense (excluding depreciation) and Depreciation and amortization. Operating expense includes certain shared costs such as finance, accounting, tax, human resources, information technology, and legal costs that are not directly attributable to specific operating segments. The criteria used to determine the allocation of these expenses generally reflect the time and resources required to provide the applicable service to other internal stakeholders. Remaining expenses are included in the reconciliation of reportable segment Adjusted EBITDA to consolidated pre-tax income (loss) as unallocated corporate general and administrative expenses.

Management, including the CODM, uses Adjusted Gross Margin per barrel to evaluate operating performance and compare profitability to other companies in the industry and to industry benchmarks. We believe Adjusted Net Income (Loss) and Adjusted EBITDA (as defined below) are useful supplemental financial measures that allow management and investors to assess the financial performance of our assets without regard to financing methods, capital structure, or historical cost basis, the ability of our assets to generate cash to pay interest on our indebtedness, and our operating performance and return on invested capital as compared to other companies without regard to financing methods and capital structure.

Beginning with financial results reported for periods in fiscal year 2022, the inventory valuation adjustment was modified to include the first-in, first-out ("FIFO") inventory gains (losses) associated with our titled manufactured inventory in Hawaii. This modification was made to better align Adjusted Net Income (Loss) and Adjusted EBITDA with the cash flow of the Hawaii refining business.

Beginning with financial results reported for the second quarter of 2023, Adjusted Gross Margin, Adjusted Net Income (Loss), and Adjusted EBITDA exclude our portion of interest, taxes, and depreciation expense from our refining and logistics investments acquired on June 1, 2023, as part of the Billings Acquisition.

Beginning with financial results reported for the fourth quarter of 2023, Adjusted Gross Margin, Adjusted Net Income (Loss), and Adjusted EBITDA also exclude all hedge losses (gains) associated with our Washington ending inventory and LIFO layer increment impacts associated with our Washington inventory. In addition, we have modified our environmental obligation mark-to-market adjustment to include only the mark-to-market losses (gains) associated with our net RINs liability and net obligation associated with the Washington Climate Commitment Act ("Washington CCA") and Clean Fuel Standard. This modification was made as part of our change in how we estimate our environmental obligation liabilities.

Beginning with financial results reported for the fourth quarter of 2023, Adjusted Net Income (loss) excludes unrealized interest rate derivative losses (gains) and all Laramie Energy related impacts with the exception of cash distributions. We have recast Adjusted Net Income (Loss) for prior periods when reported to conform to the modified presentation. Please read Note 2—Summary of Significant Accounting Policies, Environmental Credits and Obligations section, for a discussion of the change in estimate.

Beginning with financial results reported for the first quarter of 2024, Adjusted Net Income (loss) also excludes other non-operating income and expenses. This modification improves comparability between periods by excluding income and expenses resulting from non-operating activities.

Effective as of the fourth quarter of 2024, we have modified our definition of Adjusted Gross Margin, Adjusted Net Income (Loss) and Adjusted EBITDA to align the accounting treatment for deferred turnaround costs from our refining and logistics investments with our accounting policy. Under this approach, we exclude our share of their turnaround expenses, which are recorded as period costs in their financial statements, and instead defer and amortize these costs on a straight-line basis over the period estimated until the next planned turnaround. This modification enhances consistency and comparability across reporting periods.

Adjusted Gross Margin

Adjusted Gross Margin is defined as Operating income (loss) excluding:

- operating expense (excluding depreciation);
- depreciation and amortization ("D&A");
- Par's portion of interest, taxes, and D&A expense from refining and logistics investments;
- impairment expense;
- loss (gain) on sale of assets, net;
- Par's portion of accounting policy differences from refining and logistics investments;
- inventory valuation adjustment (which adjusts for timing differences to reflect the economics of our inventory financing agreements, including lower of cost or net realizable value adjustments, the impact of the embedded derivative repurchase or terminal obligations, hedge losses (gains) associated with our Washington ending inventory and intermediation obligation, purchase price allocation adjustments, and LIFO layer increment and decrement impacts associated with our Washington inventory);
- Environmental obligation mark-to-market adjustment (which represents the mark-to-market losses (gains) associated with our net RINs liability and our net obligation associated with the Washington Climate Commitment Act and Clean Fuel Standard); and
- unrealized loss (gain) on derivatives.

The following tables present a reconciliation of Adjusted Gross Margin to the most directly comparable GAAP financial measure, Operating income (loss), on a historical basis, for selected segments, for the periods indicated (in thousands):

Year ended December 31, 2024	Refining	Logistics	Retail
Operating income	$ 17,412	$ 89,351	$ 64,800
Operating expense (excluding depreciation)	479,737	15,676	88,869
Depreciation and amortization	91,108	27,033	11,037
Par's portion of interest, taxes, and depreciation and amortization expense from refining and logistics investments	2,493	3,651	—
Inventory valuation adjustment	(490)	—	—
Environmental obligation mark-to-market adjustments	(19,136)	—	—
Unrealized loss on derivatives	43,281	—	—
Par's portion of accounting policy differences from refining and logistics investments	3,856	—	—
Loss (gain) on sale of assets, net	8	124	(10)
Adjusted Gross Margin (1)	$ 618,269	$ 135,835	$ 164,696

Year ended December 31, 2023	Refining	Logistics	Retail
Operating income	$ 676,161	$ 69,744	$ 56,603
Operating expense (excluding depreciation)	373,612	24,450	87,525
Depreciation and amortization	81,017	25,122	11,462
Par's portion of interest, taxes, and depreciation and amortization expense from refining and logistics investments	1,586	1,857	—
Inventory valuation adjustment	102,710	—	—
Environmental obligation mark-to-market adjustments	(189,783)	—	—
Unrealized gain on derivatives	(50,511)	—	—
Loss (gain) on sale of assets, net	219	—	(308)
Adjusted Gross Margin (1) (2)	$ 995,011	$ 121,173	$ 155,282

Year ended December 31, 2022	Refining	Logistics	Retail
Operating income	$ 401,901	$ 54,049	$ 49,238
Operating expense (excluding depreciation)	236,989	14,988	81,229
Depreciation and amortization	65,472	20,579	10,971
Inventory valuation adjustment	(15,712)	—	—
Environmental obligation mark-to-market adjustments	105,760	—	—
Unrealized loss on derivatives	9,336	—	—
Par West redevelopment and other costs	9,003	—	—
Loss (gain) on sale of assets, net	1	(253)	56
Adjusted Gross Margin (1) (2)	$ 812,750	$ 89,363	$ 141,494

_____

(1) For the years ended December 31, 2024, 2023, and 2022, there was no impairment expense.

(2) For the years ended December 31, 2023 and 2022, there was no impact in Operating Income from accounting policy differences at our refining and logistics investments.

Adjusted Net Income (Loss) and Adjusted EBITDA

Adjusted Net Income (Loss) is defined as Net income (loss) excluding:

- inventory valuation adjustment (which adjusts for timing differences to reflect the economics of our inventory financing agreements, including lower of cost or net realizable value adjustments, the impact of the embedded derivative repurchase or terminal obligations, hedge losses (gains) associated with our Washington ending inventory and intermediation obligation, purchase price allocation adjustments, and LIFO layer increment and decrement impacts associated with our Washington inventory);
- Environmental obligation mark-to-market adjustments (which represents the mark-to-market losses (gains) associated with our RINs and Washington CCA and Clean Fuel Standard);
- unrealized (gain) loss on derivatives;
- acquisition and integration costs;
- redevelopment and other costs related to Par West;
- debt extinguishment and commitment costs;
- increase in (release of) tax valuation allowance and other deferred tax items;
- changes in the value of contingent consideration and common stock warrants;
- severance costs and other non-operating expense (income);
- (gain) loss on sale of assets;
- impairment expense;
- impairment expense associated with our investment in Laramie Energy;
- Par's share of equity (earnings) losses from Laramie Energy, LLC, excluding cash distributions; and
- Par's portion of accounting policy differences from refining and logistics investments.

Adjusted EBITDA is defined as Adjusted Net Income (Loss) excluding:

- D&A;
- interest expense and financing costs, net, excluding interest rate derivative loss (gain);
- cash distributions from Laramie Energy, LLC to Par;
- Par's portion of interest, taxes, and D&A expense from refining and logistics investments; and
- income tax expense (benefit) excluding the increase in (release of) tax valuation allowance.

The following table presents a reconciliation of Adjusted Net Income (Loss) and Adjusted EBITDA to the most directly comparable GAAP financial measure, Net income (loss), on a historical basis for the periods indicated (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Net income (loss)	$ (33,322)	$ 728,642	$ 364,189
Inventory valuation adjustment	(490)	102,710	(15,712)
Environmental obligation mark-to-market adjustments	(19,136)	(189,783)	105,760
Unrealized loss (gain) on derivatives	42,485	(49,690)	9,336
Par West redevelopment and other costs	12,548	11,397	—
Acquisition and integration costs	100	17,482	3,663
Debt extinguishment and commitment costs	1,688	19,182	5,329
Changes in valuation allowance and other deferred tax items (1)	(3,315)	(126,219)	—
Severance costs and other non-operating expenses (2)	14,802	1,785	2,272
Equity losses (earnings) from Laramie Energy, LLC, excluding cash distributions	1,781	(14,279)	—
Par's portion of accounting policy differences from refining and logistics investments	3,856	—	—
Loss (gain) on sale of assets, net	222	(59)	(169)
Adjusted Net Income (2)(4)	21,219	501,168	474,668
Depreciation and amortization	131,590	119,830	99,769
Interest expense and financing costs, net, excluding unrealized interest rate derivative loss (gain)	83,589	71,629	68,288
Laramie Energy, LLC cash distributions to Par	(1,485)	(10,706)	—
Par's portion of interest, taxes, depreciation and amortization expense from refining and logistics investments	6,144	3,443	—
Income tax expense (benefit)	(2,381)	10,883	710
Adjusted EBITDA (3)	$ 238,676	$ 696,247	$ 643,435

_____

(1) For the years ended December 31, 2024 and 2023, we recognized a non-cash deferred tax benefit of $3.3 million and $126.2 million, respectively. This tax benefit is included in Income tax benefit (expense) on our consolidated statements of operations.

(2) For the year ended December 31, 2024, we incurred $13.1 million of stock-based compensation expenses associated with accelerated vesting of equity awards and modification of vested equity awards related to our CEO transition and $0.8 million for a legal settlement unrelated to current operating activities.

(3) For the years ended December 31, 2024, 2023 and 2022, there was no change in value of contingent consideration, change in value of common stock warrants, impairment expense, impairments associated with our investment in Laramie Energy, or our share of Laramie Energy's asset impairment losses in excess of our basis difference. Please read the Non-GAAP Performance Measures discussion above for information regarding changes to the components of Adjusted Net Income (Loss) and Adjusted EBITDA made during 2024.

(4) For the years ended December 31, 2023 and 2022, there was no impact in Net Income from accounting policy differences at our refining and logistics investments.

Adjusted EBITDA by Segment

Adjusted EBITDA by segment is defined as Operating income (loss) excluding:

- D&A;
- inventory valuation adjustment (which adjusts for timing differences to reflect the economics of our inventory financing agreements, including lower of cost or net realizable value adjustments, the impact of the embedded derivative repurchase or terminal obligations, hedge losses (gains) associated with our Washington ending inventory and intermediation obligation, purchase price allocation adjustments, and LIFO layer increment and decrement impacts associated with our Washington inventory);
- Environmental obligation mark-to-market adjustments (which represents the mark-to-market losses (gains) associated with our net RINs liability and net obligation associated with the Washington CCA and Clean Fuel Standard);
- unrealized (gain) loss on derivatives;
- acquisition and integration costs;
- redevelopment and other costs related to Par West;
- severance costs and other non-operating expense (income);
- (gain) loss on sale of assets;
- impairment expense;
- Par's portion of interest, taxes, and D&A expense from refining and logistics investments; and
- Par's portion of accounting policy differences from refining and logistics investments.

Adjusted EBITDA by segment also includes Gain on curtailment of pension obligation and Other income (loss), net, which are presented below Operating income (loss) on our condensed consolidated statements of operations.

The following table presents a reconciliation of Adjusted EBITDA by segment to the most direct comparable GAAP financial measure, Operating income (loss) by segment, on a historical basis, for our operating segments, for the periods indicated (in thousands):

Year ended December 31, 2024	Refining		Logistics		Retail		Corporate and Other	
Operating income (loss) by segment	$	17,412	$	89,351	$	64,800	$	(123,935)
Depreciation and amortization		91,108		27,033		11,037		2,412
Inventory valuation adjustment		(490)		—		—		—
Environmental obligation mark-to-market adjustments		(19,136)		—		—		—
Unrealized loss on commodity derivatives		43,281		—		—		—
Acquisition and integration costs		—		—		—		100
Severance costs and other non-operating expenses		642		—		154		14,006
Par West redevelopment and other costs		—		—		—		12,548
Par's portion of accounting policy differences from refining and logistics investments		3,856		—		—		—
Loss (gain) on sale of assets, net		8		124		(10)		100
Par's portion of interest, taxes, depreciation and amortization expense from refining and logistics investments		2,493		3,651		—		—
Other loss, net		—		—		—		(1,869)
Adjusted EBITDA (1)	$	139,174	$	120,159	$	75,981	$	(96,638)

Year ended December 31, 2023		Refining		Logistics		Retail	Corporate and Other
Operating income (loss) by segment	$	676,161	$	69,744	$	56,603	$ (122,502)
Depreciation and amortization		81,017		25,122		11,462	2,229
Inventory valuation adjustment		102,710		—		—	—
Environmental obligation mark-to-market adjustments		(189,783)		—		—	—
Unrealized gain on commodity derivatives		(50,511)		—		—	—
Acquisition and integration costs		—		—		—	17,482
Severance costs and other non-operating expenses		100		—		580	1,105
Par West redevelopment and other costs		—		—		—	11,397
Loss (gain) on sale of assets, net		219		—		(308)	30
Par's portion of interest, taxes, depreciation and amortization expense from refining and logistics investments		1,586		1,857		—	—
Other loss, net		—		—		—	(53)
Adjusted EBITDA (1) (2)	$	621,499	$	96,723	$	68,337	$ (90,312)

Year ended December 31, 2022		Refining		Logistics		Retail	Corporate and Other
Operating income (loss) by segment	$	401,901	$	54,049	$	49,238	$ (67,285)
Depreciation and amortization		65,472		20,579		10,971	2,747
Inventory valuation adjustment		(15,712)		—		—	—
Environmental obligation mark-to-market adjustments		105,760		—		—	—
Unrealized loss on commodity derivatives		9,336		—		—	—
Acquisition and integration costs		—		—		—	3,663
Severance costs and other non-operating expenses		40		13		22	2,197
Loss (gain) on sale of assets, net		1		(253)		56	27
Other income, net		—		—		—	613
Adjusted EBITDA (1) (2)	$	566,798	$	74,388	$	60,287	$ (58,038)

(1) For the years ended December 31, 2024, 2023, and 2022, there was no change in value of contingent consideration, change in value of common stock warrants, impairment expense, impairments associated with our investment in Laramie Energy, or our share of Laramie Energy's asset impairment losses in excess of our basis difference. Please read the Non-GAAP Performance Measures discussion above for information regarding changes to the components of Adjusted EBITDA made during 2024.

(2) For the years ended December 31, 2023 and 2022, there was no impact in Operating Income from accounting policy differences at our refining and logistics investments.

Discussion of Operating Income by Segment

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Refining. Operating income for our refining segment was $17.4 million for the year ended December 31, 2024, a decrease of $658.8 million compared to $676.2 million for the year ended December 31, 2023. The decrease in Operating income was primarily driven by:

- a decrease of $532.5 million related to declining crack spreads at refineries in our legacy portfolio,
- a decrease of $134.7 million in environmental credit and related obligations income across refineries in our legacy portfolio, primarily associated with RIN settlement gains recorded in 2023 with no similar gains in 2024, and
- a decrease of $38.8 million driven by a 1% decrease in refined product sales volumes at our refineries in our legacy portfolio,

partially offset by:

- an increase of $58.3 million related to a favorable change in crude oil differentials at refineries in our legacy portfolio, and
- a favorable impact of $20.8 million related to our derivatives in Hawaii and Washington.

Logistics. Operating income for our logistics segment was $89.4 million for the year ended December 31, 2024, an increase of $19.7 million compared to $69.7 million for the year ended December 31, 2023. The increase was primarily due to a $16.2 million contribution from the Billings Acquisition logistics assets acquired in June 2023. Excluding the contribution from the Billings Acquisition, the increase in operating income was driven by lower repair and maintenance costs of $3.4 million in our legacy portfolio.

Retail. Operating income for our retail segment was $64.8 million for the year ended December 31, 2024, an increase of $8.2 million compared to $56.6 million for the year ended December 31, 2023. The increase in Operating income was primarily driven by an increase of $4.6 million related to higher fuel margins, $3.4 million related to higher merchandise sales, and $1.1 million reflecting higher fuel sales volumes, partially offset by $1.3 million of higher operating expenses driven by increases in employee costs during the year ended December 31, 2024, compared to the year ended December 31, 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Refining. Operating income for our refining segment was $676.2 million for the year ended December 31, 2023, an improvement of $274.3 million compared to $401.9 million for the year ended December 31, 2022. The increase in operating income was primarily driven by:

- a decrease of $140.0 million in environmental credit and related obligations costs across our refineries in our legacy portfolio driven by favorable mark-to-market adjustments and a gain on retirement of prior year RINs,
- an increase of $106.0 million driven by a 6% increase in refined product sales volumes at refineries in our legacy portfolio,
- a favorable change in step-out obligations related to our intermediation agreements of $79.5 million driven by changes in commodity prices,
- a net decrease of $76.4 million in our derivative costs associated with all our refineries,
- a $56.9 million contribution from the Billings Acquisition,
- $37.0 million related to lower fuel burn costs at all our refineries, and
- an increase of $32.8 million related to a favorable change in crude oil differentials at refineries in our legacy portfolio,

partially offset by:

- a net decrease of $112.9 million related to declining crack spreads at our refineries in our legacy portfolio,
- an increase in purchased product costs of $98.0 million at all our refineries in our legacy portfolio, and
- an increase in logistics and other product delivery costs of $35.6 million at our refineries in our legacy portfolio.

Logistics. Operating income for our logistics segment was $69.7 million for the year ended December 31, 2023, an increase of $15.7 million compared to $54.0 million for the year ended December 31, 2022. The increase is primarily due to an

$8.5 million contribution from the Billings Acquisition logistics assets acquired in June 2023 and a $10.4 million increase in Operating income driven by an increase in throughput volumes throughout our legacy logistics portfolio, partially offset by an increase in variable expenses of $5.5 million.

Retail. Operating income for our retail segment was $56.6 million for the year ended December 31, 2023, an increase of $7.4 million compared to Operating income of $49.2 million for the year ended December 31, 2022. The increase in Operating income was primarily driven by $10.6 million related to higher fuel sales volumes and $3.4 million associated with increased merchandise sales, partly offset by $6.3 million of higher operating expenses driven by increases in employee costs and credit card fees in the year ended December 31, 2023 compared to the year ended December 31, 2022.

Discussion of Adjusted Gross Margin by Segment

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Refining. For the year ended December 31, 2024, our refining Adjusted Gross Margin was approximately $618.3 million, a decrease of $376.7 million compared to $995.0 million for the year ended December 31, 2023. The decrease in profitability was primarily due to a decrease in Adjusted Gross Margin contributed by our legacy refining portfolio of $358.6 million reflecting lower crack spreads and a 1.3% decrease in refined product sales volumes, partially offset by favorable impacts from realized derivatives of $114.6 million, favorable changes in crude oil differentials at the refineries in our legacy portfolio, lower intermediation fees of $19.1 million and other factors as described below.

- Adjusted Gross Margin for the Hawaii refinery declined by $5.91 per barrel from $15.25 per barrel during the year ended December 31, 2023, to $9.34 per barrel during the year ended December 31, 2024. The decrease was primarily due to lower crack spreads, partially offset by favorable changes in realized derivatives. The Hawaii Index declined $5.85 per barrel, or 45%.

- Adjusted Gross Margin for the Washington refinery decreased by $6.16 per barrel from $9.41 per barrel during the year ended December 31, 2023, to $3.25 per barrel during the year ended December 31, 2024. The decrease was primarily due to lower crack spreads and a 6% decrease in refined product sales volumes, partially offset by lower environmental costs, and favorable changes in crude oil differentials and realized derivatives. The Washington Index declined $5.68 per barrel, or 58%.

- Adjusted Gross Margin for the Wyoming refinery decreased by $11.42 per barrel from $25.15 per barrel during the year ended December 31, 2023, to $13.73 per barrel during the year ended December 31, 2024. The decrease was primarily due to lower crack spreads, partially offset by favorable changes in crude oil differentials. The Wyoming Index declined $8.01 per barrel, or 33%.

- Adjusted Gross Margin for the Montana refinery decreased by $9.77 per barrel from $21.14 per barrel during December 31, 2023, to $11.37 per barrel during the year ended December 31, 2024. The decrease was primarily due to lower crack spreads, partially offset by higher refined product sale volumes. The Montana Index declined $9.32 per barrel, or 39%.

Logistics. For the year ended December 31, 2024, our logistics Adjusted Gross Margin was approximately $135.8 million, an increase of $14.6 million compared to $121.2 million for the year ended December 31, 2023. The increase was primarily due to a $14.7 million increased contribution from the Billings Acquisition logistics assets acquired in June 2023.

Retail. For the year ended December 31, 2024, our retail Adjusted Gross Margin was approximately $164.7 million, an increase of $9.4 million compared to $155.3 million for the year ended December 31, 2023. The increase was primarily related to a $4.1 million increase in fuel volumes and $3.5 million of increased merchandise margins.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Refining. For the year ended December 31, 2023, our refining Adjusted Gross Margin was approximately $995.0 million, an increase of $182.2 million compared to $812.8 million for the year ended December 31, 2022. The increase in profitability was primarily due to Adjusted Gross Margin contributed by the Montana refinery of $246.1 million and 6.0% higher refined product sales margins across our legacy refining portfolio, partially offset by $155.6 million higher environmental credit obligation costs, excluding the mark-to-market impacts, and lower crack spreads of $107.6 million.

- Adjusted Gross Margin for the Hawaii refinery improved by $1.26 per barrel from $13.99 per barrel during the year ended December 31, 2022, to $15.25 per barrel during the year ended December 31, 2023, primarily due to lower feedstock costs, a 6% increase in refined product sales volumes, a favorable change in realized derivatives, and higher yield, partially offset by $98.0 million higher purchased product costs and lower crack spreads. The Hawaii Index declined from $19.21 in the year ended December 31, 2022, to $13.06 during the year ended December 31, 2023.

- Adjusted Gross Margin for the Wyoming refinery decreased by $1.35 per barrel from $26.50 per barrel during the year ended December 31, 2022, to $25.15 per barrel during the year ended December 31, 2023. The change is primarily due to an 8% increase in refined product sales volumes, partially offset by lower crack spreads. The Wyoming Index declined from $26.33 in the year ended December 31, 2022, to $24.48 during the year ended December 31, 2023.

- Adjusted Gross Margin for the Washington refinery decreased by $8.59 per barrel from $18.00 per barrel during the year ended December 31, 2022, to $9.41 per barrel during the year ended December 31, 2023, primarily due to higher environmental credit obligation expenses, declining crack spreads, and higher refined product delivery costs, partially offset by lower feedstock costs and 5% higher refined product sales volumes. The Washington Index declined from $19.85 in the year ended December 31, 2022, to $9.81 during the year ended December 31, 2023.

Logistics. For the year ended December 31, 2023, our logistics Adjusted Gross Margin was approximately $121.2 million, an increase of $31.8 million compared to $89.4 million for the year ended December 31, 2022. The increase was primarily due to Adjusted Gross Margin of $23.8 million contributed from the Billings Acquisition logistics assets acquired in June 2023 and a 3% increase in throughput across our legacy assets, net of associated higher fees and variable expenses, and higher third-party revenue.

Retail. For the year ended December 31, 2023, our retail Adjusted Gross Margin was approximately $155.3 million, an increase of $13.8 million compared to $141.5 million for the year ended December 31, 2022. The increase was primarily related to an 11% increase in sales volumes and a 33% increase in merchandise sales.

Discussion of Consolidated Results

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues. For the year ended December 31, 2024, revenues were $8.0 billion, a $0.2 billion decrease compared to $8.2 billion for the year ended December 31, 2023. The decrease was primarily due to a $0.7 billion decrease in third-party revenues when comparing our legacy refining operations, of which $0.5 billion was related to lower average crack spreads, $0.1 billion was related to lower crude oil prices, and $0.1 billion was related to a 1% decrease in sales volumes. This decrease was partially offset by an increase of $0.5 billion in contributions from the Billings Acquisition, which closed on June 1, 2023. The Washington Index, Hawaii Index, Montana Index, and Wyoming Index declined 58%, 45%, 39%, and 33% respectively, compared to 2023. Average Brent crude oil prices declined 3% and average WTI crude oil prices declined 2% as compared to the prior period. Revenues at our retail segment decreased $7.7 million primarily due to a 6% decrease in fuel sales prices, partially offset by a 3% increase in sales volumes and a 5% increase in merchandise sales.

Cost of Revenues (Excluding Depreciation). For the year ended December 31, 2024, cost of revenues (excluding depreciation) was $7.1 billion, a $0.3 billion increase compared to $6.8 billion for the year ended December 31, 2023, primarily driven by an additional $0.5 billion in contributions related to a full year of results from our Billings assets, partially offset by decreases in crude oil prices at our legacy refining locations as discussed above.

Operating Expense (Excluding Depreciation). For the year ended December 31, 2024, operating expense (excluding depreciation) was approximately $584.3 million, an increase of $98.7 million compared to $485.6 million for the year ended December 31, 2023. The increase was primarily driven by a $96.2 million increase in expense from the Billings Acquisition.

Depreciation and Amortization. For the year ended December 31, 2024, D&A expense was approximately $131.6 million, an increase of $11.8 million compared to $119.8 million for the year ended December 31, 2023. The increase was primarily driven by $18.4 million of additional D&A attributable to the Billings Acquisition, partially offset by a $6.3 million decrease in D&A from our Hawaii Refinery reflecting fully depreciated assets in the second half of 2023 and the second quarter of 2024.

General and Administrative Expense (Excluding Depreciation). For the year ended December 31, 2024, General and administrative expense (excluding depreciation) was approximately $108.8 million, an increase of $17.4 million compared to $91.4 million for the year ended December 31, 2023. The increase was primarily due to $13.1 million of stock-based compensation expenses related to CEO transition costs in the first quarter of 2024, $3.1 million higher Information Technology ("IT") expenses, and a $2.1 million increase in employee costs.

Equity earnings from refining and logistics investments. For the year ended December 31, 2024, Equity earnings from refining and logistics investments were $11.9 million, which was relatively consistent with $11.8 million for the year ended December 31, 2023. Please read Note 3—Refining and Logistics Equity Investments to our consolidated financial statements under Item 8 of this Form 10-K for additional information.

Acquisition and integration costs. For the year ended December 31, 2024, we incurred an immaterial amount of Acquisition and integration costs. For the year ended December 31, 2023, we incurred $17.5 million of Acquisition and integration costs related to the Billings Acquisition, which closed on June 1, 2023. Please read Note 5—Acquisitions to our consolidated financial statements under Item 8 of this Form 10-K for more information.

Par West redevelopment and other costs. For the year ended December 31, 2024, Par West redevelopment and other costs were $12.5 million, an increase of $1.1 million compared to $11.4 million for the year ended December 31, 2023, associated with the operation and decommissioning of our Par West facility. Increased redevelopment activity was the primary driver of the increase in costs.

Interest Expense and Financing Costs, Net. For the year ended December 31, 2024, our Interest expense and financing costs, net were approximately $82.8 million, an increase of $10.3 million compared to $72.5 million for the year ended December 31, 2023. $15.8 million of the increase in interest expense and financing costs, primarily related to higher ABL Credit Facility and Term Loan B Facility balances in 2024, and a $7.1 million decrease in interest income from our investment accounts. This activity was offset by a $12.8 million net decrease in inventory financing costs related to the refinancing of our inventory financing agreements in 2023 and 2024. Please read Note 14—Debt and Note 12—Inventory Financing Agreements to our consolidated financial statements under Item 8 of this Form 10-K for further discussion on our indebtedness and inventory financing, respectively.

Debt extinguishment and commitment costs. For the year ended December 31, 2024, our Debt extinguishment and commitment costs were approximately $1.7 million in connection to the repricing of our Term Loan Credit Agreement, the termination of our LC Facility and the expiration of our Supply and Offtake Agreement in the second quarter of 2024. For the year ended December 31, 2023, our Debt extinguishment and commitment costs were approximately $19.2 million in connection with the refinancing of our long-term debt in the first quarter of 2023 and the termination of the Washington Refinery Intermediation Agreement in the fourth quarter of 2023. Please read Note 14—Debt to our consolidated financial statements under Item 8 of this Form 10-K for further discussion.

Other expense, net. For the year ended December 31, 2024, Other expense, net was $1.9 million, an increase of $1.8 million compared to $0.1 million for the year ended December 31, 2023. 2024 activity was primarily due to $0.8 million of 2024 legal expenses unrelated to operating activities with no similar 2023 activity.

Equity earnings (losses) from Laramie Energy, LLC. For the year ended December 31, 2024, equity losses from Laramie Energy, LLC were $0.3 million, a decrease of $25.3 million compared to $25.0 million of equity earnings for the year ended December 31, 2023. For the year ended December 31, 2024, our proportionate share of Laramie Energy's net loss was $6.8 million, partially offset by $6.5 million of accretion of the basis difference. On April 29, 2024, Laramie Energy made a cash distribution to its owners, including us, based on ownership percentage. Our share of this distribution was $1.5 million. For the year ended December 31, 2023, our proportionate share of Laramie Energy's net income was $19.5 million, and the accretion of basis was $5.5 million. On March 1, 2023, following a refinancing of certain debt, Laramie Energy, LLC was permitted to make a one-time cash distribution to its owners based on ownership percentage. Our share of this distribution was $10.7 million. Please read Note 4—Investment in Laramie Energy to our consolidated financial statements under Item 8 of this Form 10-K for more information.

Income Taxes. For the year ended December 31, 2024, we recorded an income tax benefit of $5.7 million primarily due to a $5.5 million non-cash deferred tax benefit driven by our 2024 pre-tax losses. For the year ended December 31, 2023, we recorded an income tax benefit of $115.3 million primarily related to the release of the federal tax valuation allowance in the fourth quarter of 2023, partially offset by state taxes. Please read Note 22—Income Taxes to our consolidated financial statements under Item 8 of this Form 10-K for more information.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues. For the year ended December 31, 2023, Revenues were $8.2 billion, a $0.9 billion increase compared to $7.3 billion for the year ended December 31, 2022. The Billings Acquisition contributed revenues of $1.5 billion in the first seven months under our ownership, partially offset by a decrease of $0.6 billion across our legacy refinery portfolio. The decrease in our legacy refining revenue was primarily driven by a $0.8 billion decrease related to lower crude oil prices, partially offset by a 6% increase in sales volumes. Average Brent crude oil prices declined 17% and average WTI crude oil prices declined 18% as compared to the prior period. Revenues at our retail segment increased $22.3 million primarily due to an 11% increase in sales volume and a 33% increase in merchandise sales, partially offset by an 8% decrease in fuel sales prices.

Cost of Revenues (Excluding Depreciation). For the year ended December 31, 2023, Cost of revenues (excluding depreciation) was $6.8 billion, a $0.4 billion increase compared to $6.4 billion for the year ended December 31, 2022, inclusive of a $1.5 billion contribution from the Billings Acquisition. There was a decrease of $1.0 billion of Cost of revenues (excluding depreciation) across our legacy refining operations primarily due to decreases in crude oil prices as discussed above.

Operating Expense (Excluding Depreciation). For the year ended December 31, 2023, Operating expense (excluding depreciation) was approximately $485.6 million, an increase of $152.4 million compared to $333.2 million for the year ended December 31, 2022. $134.1 million of the increase was contributed by the Billings Acquisition. Other factors that drove the increase include higher repair and maintenance and employee expenses.

Depreciation and Amortization. For the year ended December 31, 2023, D&A expense was approximately $119.8 million, an increase of $20.0 million compared to $99.8 million for the year ended December 31, 2022. The increase was primarily driven by the $21.7 million contribution from the Billings Acquisition.

General and Administrative Expense (Excluding Depreciation). For the year ended December 31, 2023, General and administrative expense (excluding depreciation) was approximately $91.4 million, an increase of $29.0 million compared to $62.4 million for the year ended December 31, 2022. The increase was primarily due to a $12.1 million increase in employee costs, a $6.0 million increase in outside services, $5.8 million of expenses related to development of our renewable projects, and $3.9 million higher IT expenses.

Equity earnings from refining and logistics investments. For the year ended December 31, 2023, Equity earnings from refining and logistics investments were $11.8 million. As part of the Billings Acquisition, we acquired a 65% limited partnership ownership interest in YELP and a 40% ownership interest in YPLC. For the year ended December 31, 2023, our proportionate share of YELP's net income and YPLC's net income was $8.1 million and $4.4 million, respectively. Please read Note 3—Refining and Logistics Equity Investments to our consolidated financial statements under Item 8 of this Form 10-K for additional information.

Acquisition and Integration Costs. For the year ended December 31, 2023, we incurred approximately $17.5 million of Acquisition and integration costs primarily related to the Billings Acquisition, compared to $3.7 million of Acquisition and integration costs for the year ended December 31, 2022. Please read Note 5—Acquisitions to our consolidated financial statements under Item 8 of this Form 10-K for more information.

Par West redevelopment and other costs. For the year ended December 31, 2023, Par West redevelopment and other costs were $11.4 million, an increase of $2.4 million compared to $9.0 million for the year ended December 31, 2022, associated with the operation and decommissioning of our Par West facility.

Interest Expense and Financing Costs, Net. For the year ended December 31, 2023, our Interest expense and financing costs, net were approximately $72.5 million, an increase of $4.2 million compared to $68.3 million for the year ended December 31, 2022. The increase was primarily due to higher outstanding debt balances and increased borrowings under our inventory financing agreements. Please read Note 12—Inventory Financing Agreements and Note 14—Debt to our consolidated financial statements under Item 8 of this Form 10-K for further discussion on our inventory financing and indebtedness, respectively.

Debt extinguishment and commitment costs. For the year ended December 31, 2023, our Debt extinguishment and commitment costs were approximately $19.2 million in connection with the refinancing of our long-term debt in the first quarter of 2023 and the termination of the Washington Refinery Intermediation Agreement in the fourth quarter of 2023. For the year ended December 31, 2022, our Debt extinguishment and commitment costs were approximately $5.3 million and primarily represented extinguishment costs associated with the repurchase and cancellation of an additional $36.9 million of 12.875% Senior Secured Notes in the second quarter of 2022. Please read Note 14—Debt to our consolidated financial statements under Item 8 of this Form 10-K for further discussion.

Equity Earnings from Laramie Energy, LLC. For the year ended December 31, 2023, Equity earnings from Laramie Energy, LLC were $25.0 million. On March 1, 2023, following a refinancing of certain debt, Laramie Energy, LLC was permitted to make a one-time cash distribution to its owners based on ownership percentage. Our share of this distribution was $10.7 million. Effective February 21, 2023, we resumed the application of equity method accounting with respect to our investment in Laramie Energy. In the fourth quarter of 2023 and due to Laramie Energy, LLC's positive financial results, our share of net income from our investment in Laramie Energy exceeded our share of net losses recorded during the period that equity method accounting was suspended, and we recorded equity earnings of $14.3 million. There were no equity earnings from our investment in Laramie Energy, LLC, for the year ended December 31, 2022. Please read Note 4—Investment in Laramie Energy to our consolidated financial statements under Item 8 of this Form 10-K for more information.

Income Taxes. For the year ended December 31, 2023, we recorded an Income tax benefit of $115.3 million primarily related to the release of the federal tax valuation allowance in the fourth quarter of 2023, partially offset by state taxes. For the year ended December 31, 2022, we recorded an Income tax expense of $0.7 million primarily driven by an increase in state taxable income and recording a valuation allowance against our net deferred tax assets.

Condensed Consolidating Financial Information

On February 28, 2023, Par Petroleum, LLC ("Par Borrower") entered into the Term Loan Credit Agreement (the "Term Loan Credit Agreement") due 2030 with Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto. The Term Loan Credit Agreement was co-issued by Par Petroleum Finance Corp. (together with the Par Borrower, the "Term Loan Borrowers"), which has no independent assets or operations. The Term Loan Credit Agreement is guaranteed on a senior unsecured basis only as to payment of principal and interest by Par Pacific Holdings, Inc. (the "Parent") and is guaranteed on a senior secured basis by all of the subsidiaries of Par Borrower. The Term Loan Credit Agreement proceeds were used to refinance our existing Term Loan B and repurchase our outstanding 7.75% Senior Secured Notes and 12.875% Senior Secured Notes, all three of which had similar guarantees that were replaced by those on the Term Loan Credit Agreement.

The following supplemental condensed consolidating financial information reflects (i) the Parent's separate accounts, (ii) Par Borrower and its consolidated subsidiaries' accounts (which are all guarantors of the Term Loan Credit Agreement), (iii) the accounts of subsidiaries of the Parent that are not guarantors of the Term Loan Credit Agreement and consolidating adjustments and eliminations, and (iv) the Parent's consolidated accounts for the dates and periods indicated. For purposes of the following condensed consolidating information, the Parent's investment in its subsidiaries is accounted for under the equity method of accounting (dollar amounts in thousands).

	As of December 31, 2024			
	Parent Guarantor	Par Borrower and Subsidiaries	Non-Guarantor Subsidiaries and Eliminations	Par Pacific Holdings, Inc. and Subsidiaries
ASSETS				
Current assets				
Cash and cash equivalents	$ 7,095	$ 184,826	$ —	$ 191,921
Restricted cash	346	—	—	346
Trade accounts receivable	—	398,131	—	398,131
Inventories	—	1,089,318	—	1,089,318
Prepaid and other current assets	12,355	80,172	—	92,527
Due from related parties	368,222	—	(368,222)	—
Total current assets	388,018	1,752,447	(368,222)	1,772,243
Property, plant, and equipment				
Property, plant, and equipment	24,536	1,702,474	3,956	1,730,966
Less accumulated depreciation and amortization	(17,240)	(553,918)	(3,499)	(574,657)
Property, plant, and equipment, net	7,296	1,148,556	457	1,156,309
Long-term assets				
Operating lease right-of-use ("ROU") assets	7,369	420,751	—	428,120
Refining and logistics equity investments	—	—	86,311	86,311
Investment in Laramie Energy, LLC	—	—	12,498	12,498
Investment in subsidiaries	993,901	—	(993,901)	—
Intangible assets, net	—	9,520	—	9,520
Goodwill	—	126,678	2,597	129,275
Other long-term assets	726	111,206	123,163	235,095
Total assets	$ 1,397,310	$ 3,569,158	$ (1,137,097)	$ 3,829,371
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Current maturities of long-term debt	$ —	$ 4,885	$ —	$ 4,885
Obligations under inventory financing agreements	—	194,198	—	194,198
Accounts payable	4,257	432,538	—	436,795
Accrued taxes	—	36,027	—	36,027
Operating lease liabilities	4	80,170	—	80,174
Other accrued liabilities	1,796	342,062	330	344,188
Due to related parties	189,232	156,619	(345,851)	—
Total current liabilities	195,289	1,246,499	(345,521)	1,096,267
Long-term liabilities				
Long-term debt, net of current maturities	—	1,108,082	—	1,108,082
Finance lease liabilities	464	15,313	(4,087)	11,690
Operating lease liabilities	10,255	351,837	—	362,092
Other liabilities	—	131,813	(71,875)	59,938
Total liabilities	206,008	2,853,544	(421,483)	2,638,069
Commitments and contingencies				
Stockholders' equity				
Preferred stock	—	—	—	—
Common stock	552	—	—	552
Additional paid-in capital	884,548	161,642	(161,642)	884,548
Accumulated earnings (deficit)	295,846	545,720	(545,720)	295,846
Accumulated other comprehensive income (loss)	10,356	8,252	(8,252)	10,356
Total stockholders' equity	1,191,302	715,614	(715,614)	1,191,302
Total liabilities and stockholders' equity	$ 1,397,310	$ 3,569,158	$ (1,137,097)	$ 3,829,371

49

	As of December 31, 2023			
	Parent Guarantor	Par Borrower and Subsidiaries	Non-Guarantor Subsidiaries and Eliminations	Par Pacific Holdings, Inc. and Subsidiaries
ASSETS				
Current assets				
Cash and cash equivalents	$ 10,369	$ 268,711	$ 27	$ 279,107
Restricted cash	339	—	—	339
Trade accounts receivable	—	367,249	—	367,249
Inventories	—	1,160,395	—	1,160,395
Prepaid and other current assets	4,767	177,638	—	182,405
Due from related parties	380,159	—	(380,159)	—
Total current assets	395,634	1,973,993	(380,132)	1,989,495
Property, plant, and equipment				
Property, plant, and equipment	21,350	1,552,496	3,955	1,577,801
Less accumulated depreciation and amortization	(16,487)	(458,616)	(3,310)	(478,413)
Property, plant, and equipment, net	4,863	1,093,880	645	1,099,388
Long-term assets				
Operating lease right-of-use ("ROU") assets	7,005	339,449	—	346,454
Refining and logistics equity investments	—	—	87,486	87,486
Investment in Laramie Energy, LLC	—	—	14,279	14,279
Investment in subsidiaries	1,070,518	—	(1,070,518)	—
Intangible assets, net	—	10,918	—	10,918
Goodwill	—	126,678	2,597	129,275
Other long-term assets	726	65,323	120,606	186,655
Total assets	$ 1,478,746	$ 3,610,241	$ (1,225,037)	$ 3,863,950
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Current maturities of long-term debt	$ —	$ 4,255	$ —	$ 4,255
Obligations under inventory financing agreements	—	594,362	—	594,362
Accounts payable	4,991	386,334	—	391,325
Accrued taxes	—	40,064	—	40,064
Operating lease liabilities	—	72,833	—	72,833
Other accrued liabilities	947	415,468	5,347	421,762
Due to related parties	128,922	232,803	(361,725)	—
Total current liabilities	134,860	1,746,119	(356,378)	1,524,601
Long-term liabilities				
Long-term debt, net of current maturities	—	646,603	—	646,603
Finance lease liabilities	—	16,693	(4,255)	12,438
Operating lease liabilities	8,462	274,055	—	282,517
Other liabilities	—	119,618	(57,251)	62,367
Total liabilities	143,322	2,803,088	(417,884)	2,528,526
Commitments and contingencies				
Stockholders' equity				
Preferred stock	—	—	—	—
Common stock	597	—	—	597
Additional paid-in capital	860,797	242,505	(242,505)	860,797
Accumulated earnings (deficit)	465,856	558,581	(558,581)	465,856
Accumulated other comprehensive income (loss)	8,174	6,067	(6,067)	8,174
Total stockholders' equity	1,335,424	807,153	(807,153)	1,335,424
Total liabilities and stockholders' equity	$ 1,478,746	$ 3,610,241	$ (1,225,037)	$ 3,863,950

		Year Ended December 31, 2024		
	Parent Guarantor	Par Borrower and Subsidiaries	Non-Guarantor Subsidiaries and Eliminations	Par Pacific Holdings, Inc. and Subsidiaries
Revenues	$ —	$ 7,974,432	$ 25	$ 7,974,457
Operating expenses				
Cost of revenues (excluding depreciation)	—	7,101,148	—	7,101,148
Operating expense (excluding depreciation)	—	584,282	—	584,282
Depreciation and amortization	1,636	129,766	188	131,590
General and administrative expense (excluding depreciation)	33,490	75,354	—	108,844
Equity earnings from refining and logistics investments	—	—	(11,905)	(11,905)
Acquisition and integration costs (2)	—	100	—	100
Par West redevelopment and other costs	—	12,548	—	12,548
Loss (gain) on sale of assets, net	100	122	—	222
Total operating expenses	35,226	7,903,320	(11,717)	7,926,829
Operating income (loss)	(35,226)	71,112	11,742	47,628
Other income (expense)				
Interest expense and financing costs, net	(40)	(83,106)	353	(82,793)
Debt extinguishment and commitment costs	—	(1,688)	—	(1,688)
Other income (expense), net	(31)	(1,838)	—	(1,869)
Equity earnings (losses) from subsidiaries	1,975	—	(1,975)	—
Equity earnings (losses) from Laramie Energy, LLC	—	—	(296)	(296)
Total other income (expense), net	1,904	(86,632)	(1,918)	(86,646)
Income (loss) before income taxes	(33,322)	(15,520)	9,824	(39,018)
Income tax benefit (expense) (1)	—	2,659	3,037	5,696
Net income (loss)	$ (33,322)	$ (12,861)	$ 12,861	$ (33,322)
Adjusted EBITDA	$ (26,167)	$ 242,913	$ 21,930	$ 238,676

		Year Ended December 31, 2023		
	Parent Guarantor	Par Borrower and Subsidiaries	Non-Guarantor Subsidiaries and Eliminations	Par Pacific Holdings, Inc. and Subsidiaries
Revenues	$ —	$ 8,231,886	$ 69	$ 8,231,955
Operating expenses				
Cost of revenues (excluding depreciation)	—	6,838,109	—	6,838,109
Operating expense (excluding depreciation)	—	485,587	—	485,587
Depreciation and amortization	1,618	118,024	188	119,830
General and administrative expense (excluding depreciation)	29,258	62,189	—	91,447
Equity earnings from refining and logistics investments	—	—	(11,844)	(11,844)
Acquisition and integration costs (2)	—	17,482	—	17,482
Par West redevelopment and other costs	—	11,397	—	11,397
Loss (gain) on sale of assets, net	30	(89)	—	(59)
Total operating expenses	30,906	7,532,699	(11,656)	7,551,949
Operating income (loss)	(30,906)	699,187	11,725	680,006
Other income (expense)				
Interest expense and financing costs, net	(24)	(72,789)	363	(72,450)
Debt extinguishment and commitment costs	—	(19,182)	—	(19,182)
Other income (expense), net	44	(97)	—	(53)
Equity earnings (losses) from subsidiaries	759,528	—	(759,528)	—
Equity earnings (losses) from Laramie Energy, LLC	—	—	24,985	24,985
Total other income (expense), net	759,548	(92,068)	(734,180)	(66,700)
Income (loss) before income taxes	728,642	607,119	(722,455)	613,306
Income tax benefit (expense) (1)	—	(153,017)	268,353	115,336
Net income (loss)	$ 728,642	$ 454,102	$ (454,102)	$ 728,642
Adjusted EBITDA	$ (28,722)	$ 709,613	$ 15,356	$ 696,247

	Year Ended December 31, 2022			
	Parent Guarantor	Par Borrower and Subsidiaries	Non-Guarantor Subsidiaries and Eliminations	Par Pacific Holdings, Inc. and Subsidiaries
Revenues	$ —	$ 7,321,656	$ 129	$ 7,321,785
Operating expenses				
Cost of revenues (excluding depreciation)	—	6,377,494	(1,480)	6,376,014
Operating expense (excluding depreciation)	—	333,206	—	333,206
Depreciation and amortization	2,131	97,448	190	99,769
General and administrative expense (excluding depreciation)	17,882	44,514	—	62,396
Acquisition and integration costs	3,396	267	—	3,663
Par West redevelopment and other costs	—	9,003	—	9,003
Loss (gain) on sale of assets, net	27	(196)	—	(169)
Total operating expenses	23,436	6,861,736	(1,290)	6,883,882
Operating income (loss)	(23,436)	459,920	1,419	437,903
Other income (expense)				
Interest expense and financing costs, net	(1)	(68,655)	368	(68,288)
Debt extinguishment and commitment costs	—	(5,329)	—	(5,329)
Other income (expense), net	(20)	634	(1)	613
Equity earnings (losses) from subsidiaries	388,008	—	(388,008)	—
Total other income (expense), net	387,987	(73,350)	(387,641)	(73,004)
Income (loss) before income taxes	364,551	386,570	(386,222)	364,899
Income tax benefit (expense) (1)	(362)	(96,995)	96,647	(710)
Net income (loss)	$ 364,189	$ 289,575	$ (289,575)	$ 364,189
Adjusted EBITDA	$ (17,551)	$ 659,378	$ 1,608	$ 643,435

_____

(1) The income tax benefit (expense) of the Parent Guarantor and Par Borrower and Subsidiaries is determined using the separate return method. The Non-Guarantor Subsidiaries and Eliminations column includes tax benefits recognized at the Par consolidated level that are primarily associated with changes to the consolidated valuation allowance and other deferred tax balances.

(2) The acquisition and integration expense related to the Billings Acquisition was pushed down from the Parent Guarantor to the Issuer and Subsidiaries upon consummation of the transaction.

Non-GAAP Financial Measures

Adjusted EBITDA for the supplemental consolidating condensed financial information, which is segregated at the "Parent Guarantor," "Par Borrower and Subsidiaries," and "Non-Guarantor Subsidiaries and Eliminations" levels, is calculated in the same manner as for the Par Pacific Holdings, Inc. Adjusted EBITDA calculations. See "Results of Operations — Non-GAAP Performance Measures — Adjusted Net Income (Loss) and Adjusted EBITDA" above.

The following tables present a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, Net income (loss), on a historical basis for the periods indicated (in thousands):

	Year Ended December 31, 2024			
	Parent Guarantor	Par Borrower and Subsidiaries	Non-Guarantor Subsidiaries and Eliminations	Par Pacific Holdings, Inc. and Subsidiaries
Net income (loss)	$ (33,322)	$ (12,861)	$ 12,861	$ (33,322)
Inventory valuation adjustment	—	(490)	—	(490)
Environmental obligation mark-to-market adjustments	—	(19,136)	—	(19,136)
Unrealized loss on derivatives	—	42,485	—	42,485
Par West redevelopment and other costs	—	12,548	—	12,548
Acquisition and integration costs	—	100	—	100
Debt extinguishment and commitment costs	—	1,688	—	1,688
Severance costs and other non-operating expense (2)	7,354	7,448	—	14,802
Equity losses from Laramie Energy, LLC, excluding cash distributions	—	—	1,781	1,781
Par's portion of accounting policy differences from refining and logistics investments			3,856	3,856
Loss (gain) on sale of assets, net	100	122	—	222
Depreciation and amortization	1,636	129,766	188	131,590
Interest expense and financing costs, net, excluding unrealized interest rate derivative loss (gain)	40	83,902	(353)	83,589
Laramie Energy, LLC cash distributions to Par	—	—	(1,485)	(1,485)
Par's portion of interest, taxes, depreciation and amortization expense from refining and logistics investments	—	—	6,144	6,144
Equity losses (income) from subsidiaries	(1,975)	—	1,975	—
Income tax expense (benefit)	—	(2,659)	(3,037)	(5,696)
Adjusted EBITDA (1)	$ (26,167)	$ 242,913	$ 21,930	$ 238,676

	Year Ended December 31, 2023			
	Parent Guarantor	Par Borrower and Subsidiaries	Non-Guarantor Subsidiaries and Eliminations	Par Pacific Holdings, Inc. and Subsidiaries
Net income (loss)	$ 728,642	$ 454,102	$ (454,102)	$ 728,642
Inventory valuation adjustment	—	102,710	—	102,710
Environmental obligation mark-to-market adjustments	—	(189,783)	—	(189,783)
Unrealized gain on derivatives	—	(49,690)	—	(49,690)
Par West redevelopment and other costs	—	11,397	—	11,397
Acquisition and integration costs	—	17,482	—	17,482
Debt extinguishment and commitment costs	—	19,182	—	19,182
Severance costs and other non-operating expense	492	1,293	—	1,785
Equity earnings from Laramie Energy, LLC, excluding cash distributions	—	—	(14,279)	(14,279)
Loss (gain) on sale of assets, net	30	(89)	—	(59)
Depreciation and amortization	1,618	118,024	188	119,830
Interest expense and financing costs, net, excluding unrealized interest rate derivative loss (gain)	24	71,968	(363)	71,629
Laramie Energy, LLC cash distributions to Par	—	—	(10,706)	(10,706)
Par's portion of interest, taxes, depreciation and amortization expense from refining and logistics investments	—	—	3,443	3,443
Equity losses (income) from subsidiaries	(759,528)	—	759,528	—
Income tax expense (benefit)	—	153,017	(268,353)	(115,336)
Adjusted EBITDA (1)	$ (28,722)	$ 709,613	$ 15,356	$ 696,247

	Year Ended December 31, 2022			
	Parent Guarantor	Par Borrower and Subsidiaries	Non-Guarantor Subsidiaries and Eliminations	Par Pacific Holdings, Inc. and Subsidiaries
Net income (loss)	$ 364,189	$ 289,575	$ (289,575)	$ 364,189
Inventory valuation adjustment	—	(15,712)	—	(15,712)
Environmental obligation mark-to-market adjustments	—	105,760	—	105,760
Unrealized loss on derivatives	—	9,336	—	9,336
Acquisition and integration costs	3,396	267	—	3,663
Debt extinguishment and commitment costs	—	5,329	—	5,329
Severance costs and other non-operating expense	351	1,921	—	2,272
Loss (gain) on sale of assets, net	27	(196)	—	(169)
Depreciation and amortization	2,131	97,448	190	99,769
Interest expense and financing costs, net, excluding unrealized interest rate derivative loss (gain)	1	68,655	(368)	68,288
Equity losses (income) from subsidiaries	(388,008)	—	388,008	—
Income tax expense (benefit)	362	96,995	(96,647)	710
Adjusted EBITDA (1)	$ (17,551)	$ 659,378	$ 1,608	$ 643,435

(1) Please read the Non-GAAP Performance Measures and Adjusted Net Income (Loss) and Adjusted EBITDA discussions above for information regarding the components of Adjusted Net Income (Loss) and Adjusted EBITDA.

(2) For the year ended December 31, 2024, we incurred $13.1 million of stock-based compensation expenses associated with accelerated vesting of equity awards and modification of vested equity awards related to our CEO transition and $0.8 million for a legal settlement unrelated to current operating activities.

Liquidity and Capital Resources

Capital Resources and Available Liquidity

Our liquidity and capital requirements are primarily a function of our debt maturities and debt service requirements and contractual obligations, capital expenditures, turnaround outlays, and working capital needs. Examples of working capital needs include purchases and sales of commodities and associated margin and collateral requirements, facility maintenance costs, and other costs such as payroll. Our primary sources of liquidity are cash flows from operations, cash on hand, amounts available under our credit agreements, and access to capital markets.

Our liquidity position as of December 31, 2024, was $613.7 million that consisted of $191.9 million of cash and cash equivalents and $421.8 million of availability under the ABL Credit Facility. Generally, the primary uses of our capital resources have been in the operations of our refining and retail segments, for payments related to acquisitions, and to repay or refinance indebtedness.

We believe our cash flows from operations and available capital resources will be sufficient to meet our current capital and turnaround expenditures, working capital, and debt service requirements for the next 12 months. We may seek to raise additional debt or equity capital to fund acquisitions and any other significant changes to our business or to refinance existing debt. We cannot offer any assurances that such capital will be available in sufficient amounts or at an acceptable cost.

Significant Developments

On April 26, 2023, we terminated the prior ABL Credit Facility and entered into a new ABL Credit Facility. On June 1, 2023, we closed the Billings Acquisition; please read Note 5—Acquisitions to our consolidated financial statements under Item 8 of this Form 10-K for further information. On July 26, 2023, we entered into the July 2023 S&O Amendment in connection with a new LC Facility. On October 4, 2023, we entered into the Second Amendment to the ABL Credit Facility and terminated the Washington Refinery Intermediation Agreement. On March 22, 2024, we amended our asset-based loan to permit expanding its capacity from $900 million to $1.4 billion as we planned for the refinancing of our Supply and Offtake Agreement. On May 31, 2024, our Supply and Offtake Agreement with J.Aron expired and we entered into an Inventory Intermediation Agreement with Citi and a Joinder Agreement as a borrower to the ABL Credit Facility. We also early terminated our LC Facility. On November 25, 2024, we amended the Term Loan Credit Agreement to increase the size of the term loan from $550.0 million to $650.0 million.

During the years ended December 31, 2024, 2023, and 2022, we had significant activity related to our inventory financing and debt agreements. Please read Note 12—Inventory Financing Agreements and Note 14—Debt to our consolidated financial statements under Item 8 of this Form 10-K for further discussion of significant activity related to our inventory financing and debt agreements, respectively.

Other Sources of Liquidity

We may from time to time seek to retire or purchase our common stock through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material. On November 10, 2021, the Board authorized and approved a share repurchase program for up to $50 million of the currently outstanding shares of our common stock, with no specified end date. On August 2, 2023, the Board approved expanding the Company's share repurchase authorization from $50 million to $250 million. On February 21, 2025, the Board authorized and approved a share repurchase program authorizing the repurchase of up to $250 million of common stock, with no specified end date. This repurchase program terminated and replaced the prior share repurchase authorization. Please read Note 19—Stockholders' Equity to our consolidated financial statements under Item 8 of this Form 10-K for additional discussion on the share repurchase program. The Term Loan Credit Agreement may also require annual prepayments of principal with a variable percentage of our excess cash flow, 50%, 25%, or 0% depending on our consolidated year end secured leverage ratio (as defined in the Term Loan Credit Agreement).

Cash Flows

The following table summarizes cash activities for the years ended December 31, 2024, 2023, and 2022 (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Net cash provided by operating activities	$ 83,776	$ 579,156	$ 452,606
Net cash used in investing activities	(133,994)	(659,039)	(87,308)
Net cash provided by (used in) financing activities	(36,961)	(135,597)	13,407

Cash flows for the year ended December 31, 2024

Net cash provided by operating activities for the year ended December 31, 2024, was driven primarily by non-cash charges to operations of approximately $208.6 million, net cash used for changes in operating assets and liabilities of approximately $91.5 million, and a net loss of $33.3 million. Non-cash charges to operations consisted primarily of the following adjustments:

- depreciation and amortization expenses of $131.6 million;
- unrealized loss on derivatives contracts of $42.5 million;
- stock based compensation costs of $25.7 million, including $13.1 million related to the accelerated vesting of equity awards and modification of vested equity awards related to our CEO; and
- dividends received from our refining and logistics investments of $13.1 million

partially offset by

- $11.9 million of non-cash equity earnings from our refining and logistics investments.

Net cash used for changes in operating assets and liabilities resulted primarily from:

- an increase in deferred turnaround assets of $73.5 million driven by the 2024 Montana refinery turnarounds,
- a $53.5 million decrease in Obligations under inventory financing agreements primarily related to the refinancing of our inventory financing agreements and a decrease in crude oil prices, and
- a decrease in our gross environmental credit obligations primarily related to the settlement of our 2023 RINs and CCA obligations combined with lower environmental credit values,

partially offset by

- a $62.9 million decrease in inventories, primarily related to the retirement of environmental credits and lower refined product and warehouse inventories.

Net cash used in investing activities for the year ended December 31, 2024, consisted primarily of:

- $135.5 million in additions to property, plant, and equipment driven by maintenance projects at our refineries and various profit improvement projects.

Net cash used in financing activities was approximately $37.0 million for the year ended December 31, 2024, and consisted primarily of the following activities:

- payments of $547.6 million related to the expiration of our Supply and Offtake Agreement and related deferred payment arrangement in the second quarter of 2024,
- repurchases of common stock of $142.0 million, and
- aggregate payments of $9.6 million of deferred loan costs,

partially offset by

- net debt borrowings of $456.6 million primarily driven by activity in our ABL Credit Facility and the increase to the size of our Term Loan Credit Agreement , and
- proceeds of $203.1 million related to the step-in of the Inventory Intermediation Agreement in the second quarter of 2024.

Cash flows for the year ended December 31, 2023

Net cash provided by operating activities for the year ended December 31, 2023, was driven primarily by Net income of $728.6 million, non-cash earnings from operations of approximately $53.2 million, and net cash used for changes in operating assets and liabilities of approximately $96.3 million. Non-cash earnings from operations consisted primarily of the following adjustments:

- depreciation and amortization expenses of $119.8 million,
- debt commitment and extinguishment costs of $19.2 million, and
- stock based compensation costs of $11.6 million,

partially offset by

- a benefit from deferred taxes of $126.3 million,
- unrealized gain on derivatives contracts of $49.7 million,
- a gain of $25.0 million from our equity investment in Laramie Energy, and
- $11.8 million of non-cash equity earnings from our refining and logistics investments.

Net cash used for changes in operating assets and liabilities resulted primarily from:

- a decrease in gross environmental credit obligations primarily related to the settlement of our 2020, 2021, and 2022 RINs obligations, and
- an increase in prepaid and other primarily driven by a $65.5 million increase in Advances to suppliers for crude purchases.

Net cash used in investing activities for the year ended December 31, 2023, consisted primarily of:

- $595.4 million used for the Billings Acquisition, and
- $82.3 million in additions to property, plant, and equipment driven by maintenance projects at our refineries and various profit improvement projects, including construction of a flagship retail store in Washington, improved crude processing equipment at our Hawaii refinery, a co-processing unit at our Tacoma refinery, and various IT infrastructure improvements,

partially offset by

- a $10.7 million cash distribution received from Laramie Energy in the first quarter of 2023.

Net cash used in financing activities for the year ended December 31, 2023, was approximately $135.6 million and consisted primarily of the following activities:

- net repayments under the Discretionary Draw Facility and Merrill Lynch Commodities, Inc. ("MLC") receivable advances of $96.0 million,
- aggregate payments of $23.1 million of deferred loan costs and debt extinguishment costs, related to our debt refinancing, and
- repurchases of common stock of $67.8 million,

partially offset by

- net borrowings of debt of $145.1 million primarily driven by the refinancing and consolidation of our debt.

Cash flows for the year ended December 31, 2022

Net cash provided by operating activities for the year ended December 31, 2022, was primarily driven by Net income of approximately $364.2 million, non-cash charges to operations of approximately $127.6 million, and net cash used for changes in operating assets and liabilities of approximately $39.2 million. Non-cash charges to operations consisted primarily of the following adjustments:

- deprecation and amortization expenses of $99.8 million,
- stock based compensation costs of $9.4 million,
- unrealized loss on derivatives contracts of $9.3 million, and
- debt commitment and extinguishment costs of $5.3 million.

Net cash used for changes in operating assets and liabilities resulted primarily from:

- net increases in our Supply and Offtake Agreement and Washington Refinery Intermediation Agreement obligations and accounts payable, and
- an increase in gross environmental credit obligations primarily related to current period production volumes and increases in RINs prices,

partially offset by

- net increases in our inventories and accounts receivable resulting from higher crude oil and refined product prices and higher inventory volumes at our Hawaii refinery, and
- an increase in prepaid and other primarily driven by a $34.7 million increase in Collateral posted with broker for derivative instruments.

Net cash used in investing activities for the year ended December 31, 2022, consisted primarily of:

- $53.0 million in additions to property, plant, and equipment driven by profit improvement and turnaround projects including crude recovery and debottlenecking projects at our Tacoma refinery, maintenance and tank replacements projects at our Wyoming refinery, and co-generation engine and tank conversion projects at our Hawaii refinery, and
- $35.5 million related to acquisitions, primarily comprised of a $30.0 million deposit on the Billings Acquisition and $5.5 million for a three-store expansion of our Washington retail footprint.

Net cash provided by financing activities for the year ended December 31, 2022, was approximately $13.4 million and consisted primarily of the following activities:

- net borrowings under the J. Aron Discretionary Draw Facility and MLC receivable advances of $80.7 million,

partially offset by

- net repayments of debt of $62.0 million primarily driven by the partial repurchase and cancellation of our 7.75% Senior Secured Notes and 12.875% Senior Secured Notes, and
- repurchases of common stock of $7.8 million.

Cash Requirements

We have various cash requirements stemming from investment strategies, contractual obligations, and financial commitments in the normal course of our operations and financing activities. Contractual obligations include future cash payments required under existing contractual arrangements, such as debt and lease agreements. These cash requirements and obligations may result from both general financing activities and from commercial arrangements that are directly related to our operating activities. We also continue to seek strategic investments in business opportunities, however the amount and timing of those investments are not predictable. Our material cash requirements as of December 31, 2024 include:

Debt and Interest Payments. Current and long-term debt includes the scheduled principal payments related to our outstanding debt obligations and ABL Credit Facility. Our estimated interest payments due for 2025 are $51.2 million and our total estimated undiscounted future interest payments will be $260.3 million on the debt obligations held as of December 31, 2024, and using interest rates in effect as of December 31, 2024. Please read Note 14—Debt to our consolidated financial statements under Item 8 of this Form 10-K for further discussion.

Debt Refinancing. On February 28, 2023, we entered into the Term Loan Credit Agreement. The proceeds were used to repurchase and cancel the then-outstanding 7.75% Senior Secured Notes and 12.875% Senior Secured Notes and terminate and repay all amounts outstanding under the Term Loan B Facility. As a result of this refinancing, our debt maturity was extended from 2026 to 2030 and, using interest rates that were in effect at December 31, 2023, our estimated undiscounted future interest payments increased to $310 million. On April 26, 2023, we terminated the prior ABL Credit Facility and entered into a new ABL Credit Facility. On October 4, 2023, we terminated the Washington Refinery Intermediation Agreement in connection with the Second Amendment to the ABL Credit Facility that increased the borrowing base. On March 22, 2024, we entered into the Third Amendment to the ABL Credit Facility, conditional upon the termination of the Company's existing intermediation agreement with J. Aron, to among other things, increase our total revolver commitment to $1.4 billion. On May 31, 2024, we entered into the Inventory Intermediation Agreement with Citi. Pursuant to the Inventory Intermediation Agreement, Citi will purchase and deliver crude oil to PHR for use at its refinery located in Kapolei, Hawaii. The Inventory Intermediation Agreement replaces the Supply and Offtake Agreement between PHR and J. Aron that was terminated on May 31, 2024. On November 25, 2024, we amended the Term Loan Credit Agreement to increase the size of the term loan from $550.0 million to $650.0 million. Please read Note 12—Inventory Financing Agreements and Note 14—Debt to our consolidated financial statements under Item 8 of this Form 10-K for further discussion.

Capital Expenditures and Turnaround Costs. Our deferred turnaround costs and capital expenditures, including land and building purchases but excluding acquisitions, for the year ended December 31, 2024, totaled approximately $209.0 million and were primarily related to the 2024 turnaround and related scheduled maintenance work at our Montana refinery, capital projects at our Hawaii and Tacoma refineries, our Retail businesses, and sustaining maintenance at each of our refineries. Our capital expenditures and deferred turnaround costs budget for 2025 is approximately $210 to $240 million and primarily relates to scheduled maintenance, capital projects, and turnaround projects related to regulatory compliance, information technology, and growth across each of our businesses.

Operating Lease Liabilities. Operating lease liabilities primarily include obligations associated with the lease of land, office space, retail facilities, and other facilities used in the storage and transportation of crude oil and refined products. Please read Note 17—Leases to our consolidated financial statements under Item 8 of this Form 10-K for further discussion.

Finance Lease Liabilities. Finance lease liabilities primarily include obligations associated with the lease of retail facilities and vehicles. Please read Note 17—Leases to our consolidated financial statements under Item 8 of this Form 10-K for further discussion.

Purchase Commitments. Purchase commitments primarily consist of contracts executed as of December 31, 2024, for the purchase of crude oil for use at our refineries that are scheduled for delivery in 2025. As of December 31, 2024, we have material purchase commitments of $3.4 billion, with required cash outlays primarily expected in the next twelve months.

Environmental Matters. Our operations are subject to extensive and periodically-changing federal, state, and local environmental laws and regulations including but not limited to air emissions, wastewater discharges, and solid and hazardous waste management activities. Additionally, we have asset retirement obligations in the period in which we have a legal obligation, whether by government or regulatory action or contractual arrangement, to incur these costs and can make a reasonable estimate of the fair value of the liability. Please read Note 11—Asset Retirement Obligations and Note 18—Commitments and Contingencies to our consolidated financial statements under Item 8 of this Form 10-K for more information.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations were based on the consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements required us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. Our significant accounting policies are described in our audited consolidated financial statements under Item 8 of this Form 10-K. We have identified certain estimates as being of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment by management. We analyze our estimates on a periodic basis, including those related to fair value, impairments, natural gas and crude oil reserves, bad debts, natural gas and oil properties, income taxes, derivatives, contingencies, and litigation and base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Inventory and Obligations Under Inventory Financing Agreements

Commodity inventories, excluding commodity inventories at the Washington refinery, are stated at the lower of cost and net realizable value using the FIFO accounting method. Commodity inventories at the Washington refinery are stated at the lower of cost and net realizable value using the LIFO inventory accounting method. We value merchandise along with spare parts, materials, and supplies at weighted average cost. Estimating the net realizable value of our inventory requires management to make assumptions about the timing of sales and the expected proceeds that will be realized for these sales. Please read Note 7—Inventories to our consolidated financial statements under Item 8 of this Form 10-K for additional information.

Crude oil held in storage tanks at, and certain crude oil in transit to, the Hawaii refinery are financed by Citi under procurement contracts. The crude oil remains in the legal title of Citi and is stored in our storage tanks governed by a storage facilities agreement. Legal title to the stored crude oil passes to us at the tank outlet. After processing, Citi takes title to the refined products stored in our storage tanks until they are sold to third parties. Citi takes legal title of crude oil in transit at the specified purchase location with the third party supplier. We purchase the crude oil shipment from Citi at the SPM delivery point and we sell an equal quantity and quality of crude oil to Citi at the crude intake point. Legal title to crude oil in transit passes to us at the SPM delivery point for the upstream leg, and legal title passes to Citi at the crude intake point for the downstream leg. We record the inventory owned by Citi on our behalf as inventory with a corresponding obligation on our balance sheet in the amount we expect to pay to satisfy the repurchase obligation for the crude oil inventory then-owned by Citi following the expiration or termination of the Inventory Intermediation Agreement. The valuation of our repurchase obligation requires that we make estimates of the prices and differentials assuming settlement occurs at the end of the reporting period.

Please read Note 12—Inventory Financing Agreements to our consolidated financial statements under Item 8 of this Form 10-K for additional information regarding our Hawaii inventory financing agreement.

Fair Value Measurements

We measure certain assets and liabilities at their fair market value. Assets and liabilities measured at fair value on a recurring basis include derivative instruments and environmental credit obligations. We also measure certain assets and liabilities at fair value on a nonrecurring basis when specific triggering events occur, such as business combinations and events which indicate that a reporting unit's carrying value exceeds its estimated fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. In estimating fair value, we use discounted cash flow projections, recent comparable market transactions, if available, or quoted prices. We consider assumptions that third parties would make in estimating fair value, including the highest and best use of the asset. The assumptions used by another party could differ significantly from our assumptions.

We classify fair value balances based on the classification of the inputs used to calculate the fair value of a transaction. The inputs used to measure fair value have been placed in a hierarchy based on priority. The hierarchy gives the highest priority to unadjusted, readily observable quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Please read Note 16—Fair Value Measurements to our consolidated financial statements under Item 8 of this Form 10-K for additional information.

Business Combinations

We recognize assets acquired and liabilities assumed in business combinations separately from goodwill at their estimated fair values as of the date of acquisition. Significant judgment is required in estimating the fair value of assets acquired. We obtain the assistance of third-party valuation specialists in estimating fair values of tangible and intangible assets based on available historical information and on expectations and assumptions about the future, considering the perspectives of marketplace participants. These valuation methods require management to make estimates and assumptions regarding characteristics of the acquired property and future revenues and expenses. Changes in these estimates and assumptions would result in different amounts allocated to the related assets and liabilities. The measurement period may be up to one year from the acquisition date; we may record adjustments to the preliminary purchase price allocation during this time, concluding at the end of the one year period or final determination of the values of consideration transferred and assets and liabilities assumed, whichever comes first. Subsequent adjustments, if any, are recorded to the consolidated statement of operations. Please read Note 5—Acquisitions and Note 16—Fair Value Measurements to our consolidated financial statements under Item 8 of this Form 10-K for further information.

Impairment of Goodwill and Long-lived Assets

We assess the recoverability of the carrying value of goodwill during the fourth quarter of each year or whenever events or changes in circumstances indicate that the carrying amount of the goodwill of a reporting unit may not be fully recoverable. We first assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a quantitative test is required. Under the quantitative test, we compare the carrying value of the net assets of the reporting unit to the estimated fair value of the reporting unit. If the carrying value exceeds the estimated fair value of the reporting unit, an impairment loss is recorded. The fair value of a reporting unit is determined using the income approach and the market approach. Under the income approach, we estimate the present value of expected future cash flows using a market participant discount rate. Under the market approach, we estimate fair value using observable multiples for comparable companies within our industry. These valuation methods require us to make significant estimates and assumptions regarding future cash flows, capital projects, commodity prices, long-term growth rates, and discount rates. Please read Note 10—Goodwill and Intangible Assets to our consolidated financial statements under Item 8 of this Form 10-K for further information.

We review property, plant, and equipment, operating leases, deferred turnaround costs, and other long-lived assets whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. We use a cash flows model to estimate value because there is usually a lack of quoted market prices available for long-lived assets. Future cash flow estimates used for impairment reviews are based on assessments requiring judgment, including future production volumes, commodity prices, operating costs, margins, discount rates, expected capital expenditures, and other factors based on all available information available as of the date of the review. Impairment is required when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. If this occurs, an impairment loss is recognized for the difference between the fair value and carrying value. The fair value of long-lived assets is determined using the income approach. Please read Note 9—Property, Plant, and Equipment to our consolidated financial statements under Item 8 of this Form 10-K for further information.

Environmental Matters and Asset Retirement Obligations

We record liabilities when environmental assessments and/or remedial efforts are probable and can be reasonably estimated. Cost estimates are based on the expected timing and extent of remedial actions required by governing agencies, experience gained from similar sites for which environmental assessments or remediation have been completed, and the amount of our anticipated liability considering the proportional liability and financial abilities of other responsible parties. Usually, the timing of these accruals coincides with the completion of a feasibility study or our commitment to a formal plan of action. Please read Note 18—Commitments and Contingencies to our consolidated financial statements under Item 8 of this Form 10-K for further information about our environmental liabilities and assessments.

We record asset retirement obligations ("AROs") at fair value in the period in which we have a legal obligation, whether by government action or contractual arrangement, to incur these costs and can make a reasonable estimate of the fair value of the liability. Estimating the cost and timing of future remedial efforts is difficult and related technologies, costs, regulatory and other compliance considerations, timing, discount rates, and other inputs considered in the valuations are subject to change. Please read Note 2—Summary of Significant Accounting Policies, "Asset Retirement Obligations," to our consolidated financial statements under Item 8 of this Form 10-K for further information.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and NOL and tax credit carry forwards. The realizability of deferred tax assets is evaluated quarterly based on a "more likely than not" standard and, to the extent this threshold is not met, a valuation allowance is recorded. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. These liabilities are recorded based on our assessment of existing tax laws and regulations. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible and may vary from our estimates for a number of reasons, including different interpretations of tax laws and regulations. New tax laws and regulations, and changes to existing tax laws and regulations, are proposed and promulgated continuously. The implementation of future tax laws and regulatory initiatives, as well as future interpretations on historical tax laws and regulations, could result in increased tax liabilities that cannot be predicted at this time. Please read Note 2—Summary of Significant Accounting Policies, "Income Taxes," to our consolidated financial statements under Item 8 of this Form 10-K for further information.

In the fourth quarter of 2023, we analyzed projections for our future taxable income and the absence of objective negative evidence, such as a cumulative loss in recent years. As a result of this analysis, we determined that we have sufficient positive evidence to release a majority of the valuation allowance against our federal net deferred tax assets and recognized a non-cash deferred tax benefit of $277.7 million for the year ended December 31, 2023. We retain a partial valuation allowance on certain state deferred tax assets primarily as a result of apportionment factors from minimal activity in certain states impacting assessed likelihood of future realizability. We will continue to reassess whether the balance of the valuation allowance is appropriate on a yearly basis and, given the totality of the facts and circumstances, both positive and negative, will adjust the remaining valuation allowance in future periods if the evidence supports doing so.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price Risk

Our earnings, cash flows, and liquidity are significantly affected by commodity price volatility. Our Revenues fluctuate with refined product prices and our Cost of revenues (excluding depreciation) fluctuate with movements in crude oil and feedstock prices. Assuming all other factors remain constant, a $1 per barrel change in average gross refining margins, based on our throughput of 187 Mbpd for the full year of 2024, would change annualized Operating income by approximately $67.2 million. This analysis may differ from actual results.

We utilize exchange-traded futures, options, and over-the-counter ("OTC") swaps to manage commodity price risks associated with:

- the price for which we sell our refined products;
- the price we pay for crude oil and other feedstocks;
- our crude oil and refined products inventory; and
- our fuel requirements for our refineries.

Substantially all of our futures and OTC swaps are executed to economically hedge our physical commodity purchases, sales, and inventory. Our open futures and OTC swaps will expire in December 2025.

Based on our net open futures positions at December 31, 2024, a $1 change in the price of crude oil, assuming all other factors remain constant, would result in a $6.6 million change to the fair value of our derivative instruments and Cost of revenues (excluding depreciation).

Our predominant variable operating cost is the cost of fuel consumed in the refining process, which is included in Cost of revenues (excluding depreciation) on our consolidated statements of operations. For the year ended December 31, 2024, we consumed approximately 187 Mbpd of crude oil during the refining process across all our refineries. We internally consumed approximately 4% of this throughput in the refining process, which is accounted for as a fuel cost. We have executed option collars to economically hedge our internally consumed fuel cost at all our refineries. Please read Note 15—Derivatives to our consolidated financial statements under Item 8 of this Form 10-K for more information.

Compliance Program Price Risk

We are exposed to market risks related to the volatility in the price of RINs required to comply with the Renewable Fuel Standard. Our RVO is based on a percentage of our Hawaii, Wyoming, Washington, and Montana refineries' production of on-road transportation fuel. The EPA sets the RVO percentages annually. On June 3, 2022, the EPA finalized the 2021 and 2022 RVOs, reduced the existing 2020 RVO, denied 69 small refinery exemption petitions including ours, and proposed that certain small refineries be permitted to use an alternative RIN retirement schedule for their 2019-2020 compliance obligations. On June 21, 2023, the EPA finalized the 2023, 2024, and 2025 RVOs. To the degree we are unable to blend the required amount of biofuels to satisfy our RVO, we must purchase RINs on the open market. To mitigate the impact of this risk on our results of operations and cash flows, we may purchase RINs when the price of these instruments is deemed favorable. Some of these contracts are derivative instruments, however, we elect the normal purchases normal sales exception and do not record these contracts at their fair values.

Additionally, we are exposed to market risks related to the volatility in the price of compliance credits required to comply with the Washington Climate Commitment Act and Clean Fuel Standard. To the extent we are unable to reduce the amount of greenhouse gas emissions in the transportation fuels we sell in Washington, we must purchase compliance credits at auction or in the open market. The number of credits required to comply with the Washington Climate Commitment Act and Clean Fuel Standard is based on the amount of greenhouse gas emissions in the transportation fuels we sell in Washington compared to certain regulatory limits. To mitigate the impact of this risk on our results of operations and cash flows, we may purchase credits when we deem the price to be favorable. Some of these contracts may be derivative instruments and recorded at their fair value. Please read Note 15—Derivatives to our consolidated financial statements under Item 8 of this Form 10-K for more information.

Interest Rate Risk

As of December 31, 2024, we had $1.1 billion of indebtedness that was subject to floating interest rates. We also had interest rate exposure in connection with our liabilities under the Inventory Intermediation Agreement for which we pay charges based on the three-month Secured Overnight Financing Rate ("SOFR"). An increase of 1% in the variable rate on our indebtedness, after considering the instruments subject to minimum interest rates, would result in an increase to our Cost of revenues (excluding depreciation) and Interest expense and financing costs, net of approximately $1.7 million and $11.2 million per year, respectively.

We may utilize interest rate swaps to manage our interest rate risk. As of December 31, 2024, we had entered into an interest rate collar at a cap of 5.50% and floor of 2.30%, based on the three month SOFR as of the fixing date. This swap expires on May 31, 2026. Please read Note 15—Derivatives for more information.

Credit Risk

We are subject to the risk of loss resulting from nonpayment or nonperformance by our counterparties. We will continue to closely monitor the creditworthiness of customers to whom we grant credit and establish credit limits in accordance with our credit policy.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and schedule required by this item are set forth beginning on page F-1.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed with the objective of ensuring that all information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended ("Exchange Act"), such as this report, is recorded, processed, summarized, and reported within the time periods specified by the SEC. In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2024, an evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2024.

Changes in Internal Control over Financial Reporting

There were no changes during the quarter ended December 31, 2024, in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on such assessment, the Company's management concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective based on those criteria.

Deloitte & Touche LLP, the Company's independent registered public accounting firm that audited the Company's financial statements included in this Annual Report on Form 10-K, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Par Pacific Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Par Pacific Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 28, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Houston, Texas
February 28, 2025

Item 9B. OTHER INFORMATION

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the fiscal quarter ended December 31, 2024, no director or officer (as defined in Rule 16a-1(f) of the Securities Exchange Act) of the Company adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 105-1 trading arrangements as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this item is incorporated in this Annual Report on Form 10-K by reference to our definitive proxy statement or an amendment to this Annual Report on Form 10-K to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended December 31, 2024.

Item 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated in this Annual Report on Form 10-K by reference to our definitive proxy statement or an amendment to this Annual Report on Form 10-K to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended December 31, 2024.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated in this Annual Report on Form 10-K by reference to our definitive proxy statement or an amendment to this Annual Report on Form 10-K to be filed with the Securities and Exchange Commission not later than 120 days after the close of our fiscal year ended December 31, 2024.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated in this Annual Report on Form 10-K by reference to our definitive proxy statement or an amendment to this Annual Report on Form 10-K to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended December 31, 2024.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated in this Annual Report on Form 10-K by reference to our definitive proxy statement or an amendment to this Annual Report on Form 10-K to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended December 31, 2024.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this report:

(1)   Consolidated Financial Statements (Included under Item 8). The Index to the Consolidated Financial Statements is included on page F-1 of this Annual Report on Form 10-K and is incorporated herein by reference.

(2)   Financial Statement Schedules

Schedule I – Condensed Financial Information of Registrant

2.1	Third Amended Joint Chapter 11 Plan of Reorganization of Delta Petroleum Corporation and Its Debtor Affiliates dated August 16, 2012. Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on September 7, 2012.
2.2	Membership Interest Purchase Agreement dated as of June 17, 2013, by and among Tesoro Corporation, Tesoro Hawaii, LLC, and Hawaii Pacific Energy, LLC. Incorporated by reference to Exhibit 2.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed on August 14, 2013.
2.3	Agreement and Plan of Merger dated as of June 2, 2014, by and among the Company, Bogey, Inc., Koko'oha Investments, Inc., and Bill D. Mills, in his capacity as the Shareholders' Representative. Incorporated by reference to Exhibit 2.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, filed on August 11, 2014.
2.4	Amendment of Agreement and Plan of Merger dated as of September 9, 2014, by and among the Company, Bogey, Inc., Koko'oha Investments, Inc., and Bill D. Mills, in his capacity as the Shareholders' Representative. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 10, 2014.
2.5	Second Amendment of Agreement and Plan of Merger dated as of December 31, 2014, by and among Par Petroleum Corporation, Bogey, Inc., Koko'oha Investments, Inc., and Bill D. Mills, in his capacity as the Shareholder's Representative. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 7, 2015.
2.6	Third Amendment to Agreement and Plan of Merger dated as of March 31, 2015, by and among the Company, Bogey, Inc., Koko'oha Investments, Inc., and Bill D. Mills, in his capacity as the Shareholders' Representative. Incorporated by reference to Exhibit 2.4 to the Company's Current Report on Form 8-K filed on April 2, 2015.
2.7	Unit Purchase Agreement, dated as of June 13, 2016, between Par Wyoming, LLC and Black Elk Refining, LLC. Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on June 15, 2016.
2.8	First Amendment to Unit Purchase Agreement dated as of July 14, 2016, between Par Wyoming, LLC and Black Elk Refining, LLC. Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on July 15, 2016.
2.9	Purchase and Sale Agreement dated as of November 26, 2018, among Par Petroleum, LLC, TrailStone NA Oil & Refining Holdings, LLC, and solely for certain purposes specified therein, the Company. Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K/A filed on November 30, 2018.#
2.10	Amendment No. 1 to Purchase and Sale Agreement dated as of January 11, 2019, among Par Petroleum, LLC, TrailStone NA Oil & Refining Holdings, LLC, and Par Pacific Holdings, Inc. Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on January 14, 2019.
2.11	Equity and Asset Purchase Agreement dated as of October 20, 2022, by and among Exxon Mobil Corporation, ExxonMobil Oil Corporation and ExxonMobil Pipeline Company, LLC, as sellers, and Par Montana, LLC and Par Montana Holdings, LLC, as purchaser entities, and solely for the limited purposes set forth therein, Par Pacific Holdings, Inc. Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 21, 2022.

2.12	First Amendment to Equity and Asset Purchase Agreement dated as of June 1, 2023, by and among Exxon Mobil Corporation, ExxonMobil Oil Corporation and ExxonMobil Pipeline Company, LLC, as sellers, and Par Montana, LLC, Par Montana Holdings, LLC, and Par Rocky Mountain Midstream, LLC, as purchaser entities, and solely for the limited purposes set forth therein, Par Pacific Holdings, Inc. Incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on June 1, 2023.
3.1	Restated Certificate of Incorporation of the Company dated October 20, 2015. Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on October 20, 2015.
3.2	Second Amended and Restated Bylaws of the Company dated October 20, 2015. Incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed on October 20, 2015.
4.1	Form of the Company's Common Stock Certificate. Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on March 31, 2014.
4.2	Registration Rights Agreement effective as of August 31, 2012, by and among the Company, Zell Credit Opportunities Master Fund, L.P., Waterstone Capital Management, L.P., Pandora Select Partners, LP, Iam Mini-Fund 14 Limited, Whitebox Multi-Strategy Partners, LP, Whitebox Credit Arbitrage Partners, LP, HFR RVA Combined Master Trust, Whitebox Concentrated Convertible Arbitrage Partners, LP, and Whitebox Asymmetric Partners, LP. Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on September 7, 2012.
4.3	First Amendment to Registration Rights Agreement dated as of December 19, 2018, by and among the Company and the holders party thereto. Incorporated by reference to Exhibit 4.3 to the Company's registration statement on Form S-3 filed on December 21, 2018.
4.4	Stockholders Agreement dated April 10, 2015. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 13, 2015.
4.5	Description of Registrant's Securities. Incorporated by reference to Exhibit 4.13 to the Company's Annual Report on Form 10-K filed on February 27, 2023.
10.1	Fourth Amended and Restated Limited Liability Company Agreement of Laramie Energy, LLC, dated as of October 18, 2018, by and among Par Piceance Energy Equity LLC and the other members party thereto. Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on November 7, 2018.
10.2	Par Pacific Holdings, Inc. Second Amended and Restated 2012 Long Term Incentive Plan. Incorporated by reference to Exhibit 4.1 to the Company's registration statement on Form S-8 filed on May 18, 2018.****
10.3	First Amendment to the Second Amended and Restated Par Pacific Holdings, Inc. 2012 Long Term Incentive Plan. Incorporated by reference to Exhibit 5.1 to the Company's registration statement on Form S-8 filed on May 14, 2021.****
10.4	Par Pacific Holdings, Inc. 2018 Employee Stock Purchase Plan. Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 filed on May 18, 2018.****
10.5	Amendment to Par Pacific Holdings, Inc. 2018 Employee Stock Purchase Plan. Incorporated by reference to Exhibit 5.1 to the Company's registration statement on Form S-8 filed on June 23, 2023.****
10.6	Form of Indemnification Agreement between the Company and its Directors and Executive Officers. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 19, 2012.****
10.7	Employment Offer Letter with William Monteleone dated September 25, 2013. Incorporated by reference to Exhibit 10.43 to the Company's Amendment No. 3 to Annual Report on Form 10-K/A filed on July 2, 2014.****
10.8	Form of Award of Restricted Stock (Discretionary Long Term Incentive Plan). Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed on March 2, 2020.****
10.9	Form of Award of Performance Restricted Stock Units. Incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K filed on February 29, 2024.****
10.10	Form of Nonstatutory Stock Option Agreement (Discretionary Long Term Incentive Plan). Incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K filed on February 27, 2023.
10.11	Par Petroleum (and subsidiaries) Incentive Compensation Plan. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 12, 2015.****
10.12	Employment Offer Letter with William C. Pate dated October 12, 2015. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 14, 2015.****
10.13	Employment Offer Letter with Richard Creamer dated March 29, 2022. Incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2022. ****

10.14	Employment Offer Letter with Eric Wright dated January 17, 2017. Incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2022. ****
10.15	Employment Assignment Letter with Jeffrey R. Hollis dated December 15, 2022. Incorporated by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K filed on February 29, 2024. ****
10.16	Employment Offer Letter with Shawn Flores dated December 13, 2022. Incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K filed on February 27, 2023. ****
10.17	Employment Offer Letter with Terrill Pitkin dated October 28, 2014.*****
10.18	Par Pacific Holdings, Inc. Non-Qualified Deferred Compensation Plan. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 6, 2017.****
10.19	Par Pacific Holdings, Inc. Severance Plan for Senior Officers. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 6, 2017. ****
10.20	Amendment #1 to the Par Pacific Holdings, Inc. Severance Plan for Senior Officers, dated as of May 1, 2017. Incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed February 29, 2024. ****
10.21	Amendment #2 to the Par Pacific Holdings, Inc. Severance Plan for Senior Officers, dated as of May 23, 2022. Incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on May 25, 2022. ****
10.22	Asset Purchase Agreement dated as of January 9, 2018 by and among CHS Inc., Par Hawaii, Inc., and Par Pacific Holdings, Inc. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2018. #
10.23	First Amendment to Asset Purchase Agreement dated as of March 23, 2018 by and among CHS Inc., Par Hawaii, Inc., and Par Pacific Holdings, Inc. Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2018. #
10.24	Topping Unit Purchase Agreement by and among IES Downstream, LLC, Eagle Island, LLC, Par Hawaii Refining, LLC, and Par Pacific Holdings, Inc., dated as of August 29, 2018. Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 7, 2018. #
10.25	Purchase Agreement and Escrow Instructions, dated as of February 11, 2021, by and among Par Hawaii, LLC, Par Pacific Hawaii Property Company, LLC, MDC Coast HI 1, LLC, and Fidelity National Title Insurance Company. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 16, 2021.
10.26	Amended and Restated Master Land and Building Lease Agreement, dated as of March 12, 2021, by and among Par Hawaii, LLC, Par Petroleum, LLC and MDC Coast HI 1, LLC. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on Form 8-K filed on May 7, 2021.
10.27	Term Loan Credit Agreement, dated as of February 28, 2023, by and among Par Pacific Holdings, Inc., as Holdings, Par Petroleum, LLC and Par Petroleum Finance Corp., as the Borrowers, Wells Fargo Bank, National Association, as Administrative Agent and the lenders that are parties thereto, as the Lenders. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 1, 2023.
10.28	Amendment No. 1 to Term Loan Credit Agreement, dated as of April 8, 2024, by and among Par Pacific Holdings, Inc., Par Petroleum, LLC, Par Petroleum Finance Corp., the guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 9, 2024.
10.29	Amendment No. 2 to Term Loan Credit Agreement, dated as of November 25, 2024, by and among Par Pacific Holdings, Inc., Par Petroleum, LLC, Par Petroleum Finance Corp., the guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 6, 2025.
10.30	Asset-Based Revolving Credit Agreement, dated as of April 26, 2023, by and among Par Pacific Holdings, Inc., as Holdings, Par Petroleum, LLC, Par Hawaii, LLC, Hermes Consolidated, LLC, Wyoming Pipeline Company LLC, Par Montana, LLC and Par Rocky Mountain Midstream, LLC, as Borrowers, Wells Fargo Bank, National Association, as Agent, Issuing Bank, and Swing Lender, the lenders party thereto, as the Lenders, and the other issuing banks party thereto, as Issuing Banks, and Wells Fargo Bank, National Association, Bank of America, N.A., Goldman Sachs Bank USA, MUFG Bank, LTD and Fifth Third Bank, National Association, as Joint Lead Arrangers and Joint Bookrunners. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 2, 2023.

10.31	First Amendment to Asset-Based Revolving Credit Agreement, dated as of May 30, 2023, by and among Par Pacific Holdings, Inc., as Holdings, Par Petroleum, LLC, Par Hawaii, LLC, Hermes Consolidated, LLC, Wyoming Pipeline Company LLC, Par Montana, LLC and Par Rocky Mountain Midstream, LLC, as Borrowers, Wells Fargo Bank, National Association, as Agent, Issuing Bank, and Swing Lender, the lenders party thereto, as the Lenders, and the other issuing banks party thereto, as Issuing Banks, and Wells Fargo Bank, National Association, Bank of America, N.A., Goldman Sachs Bank USA, MUFG Bank, LTD and Fifth Third Bank, National Association, as Joint Lead Arrangers and Joint Bookrunners. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 1, 2023.
10.32	Second Amendment to Asset-Based Revolving Credit Agreement and Joinder Agreement dated October 4, 2023, among Par Petroleum, LLC, Par Hawaii, LLC, Hermes Consolidated, LLC, Wyoming Pipeline Company LLC, Par Montana, LLC, Par Rocky Mountain Midstream, LLC, U.S. Oil & Refining Co., the Company, the other loan parties party thereto, Wells Fargo Bank, National Association, and the incremental lenders and lenders party thereto. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 10, 2023.
10.33	Third Amendment to Asset-Based Revolving Credit Agreement and Joinder Agreement dated as of March 22, 2024, among Par Pacific Holdings, Inc., Par Petroleum, LLC, Par Hawaii, LLC, Hermes Consolidated, LLC, Wyoming Pipeline Company LLC, Par Montana, LLC, Par Rocky Mountain Midstream, LLC, U.S. Oil & Refining Co., Par Hawaii Refining, LLC, the other loan parties thereto, Wells Fargo Bank, National Association, as administrative agent and collateral agent, and the lenders party thereto. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 27, 2024.
10.34	Inventory Intermediation Agreement dated as of May 31, 2024, by and between Par Hawaii Refining, LLC and Citigroup Energy, Inc. Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 5, 2024.
10.35	Pledge and Security Agreement dated as of May 31, 2024, by and between Par Hawaii Refining, LLC and Citigroup Energy, Inc. Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 5, 2024.
14.1	Par Pacific Holdings, Inc. Code of Business Conduct and Ethics for Employees, Executive Officers and Directors, effective December 3, 2015. Incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K filed March 3, 2016.
19.1	Par Pacific Holdings, Inc. Insider Trading Policy.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Deloitte & Touche LLP*
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.***
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.***
97.1	Par Pacific Holdings, Inc. Policy for the Recovery of Erroneously Awarded Compensation, effective October 24, 2023. Incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on February 29, 2024.****
101.INS	Inline XBRL Instance Document the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.*
101.SCH	Inline XBRL Taxonomy Extension Schema Documents.*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).*
*	Filed herewith.
***	Furnished herewith.

| **** | Management contract or compensatory plan or arrangement. |
| # | Portions of this exhibit have been redacted in accordance with Item 601(b)(10) of Regulation S-K. |

PAR PACIFIC HOLDINGS, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2024, 2023, and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Par Pacific Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Par Pacific Holdings, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2025 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Summary of Significant Accounting Policies – Management Projections Used in Goodwill – Refer to Notes 2 and 10 to the financial statements

Critical Audit Matter Description

Management of the Company prepares and uses projected operational results ("Management's Projections") for various accounting analysis and considerations, including the annual goodwill impairment test of certain reporting units. The development of Management's Projections involves management making significant judgments and assumptions in estimating future cash flows, including assumptions related to future gross margins, operating expenses and levels of sustaining capital expenditures.

Given that the development of Management's Projections requires management to make significant estimates related to assumptions, performing audit procedures to evaluate the reasonableness of these assumptions required a high degree of auditor judgment and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to Management's Projections included the following, among others:

- We evaluated the effectiveness of controls over the determination of Management's Projections, including management's controls over the determination of the underlying projections of future gross margins, operating expenses, and levels of sustaining capital expenditures.

- We evaluated management's ability to accurately forecast by comparing actual results to management's historical projections.

- We evaluated the reasonableness of Management's Projections by

    ◦ Comparing the projections to historical financial results;

    ◦ Comparing the projections to internal communications between management and the Board of Directors; and

    ◦ Comparing trends in the projections to analyst and industry reports for the Company and certain of its peer companies

- We evaluated the impact of changes in Management's Projections from the projection date to December 31, 2024.

/s/ Deloitte & Touche LLP
Houston, Texas
February 28, 2025

We have served as the Company's auditor since 2013.

PAR PACIFIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets		
Cash and cash equivalents	$ 191,921	$ 279,107
Restricted cash	346	339
Total cash, cash equivalents, and restricted cash	192,267	279,446
Trade accounts receivable, net of allowances of $0.4 million and $0.2 million at December 31, 2024 and December 31, 2023, respectively	398,131	367,249
Inventories	1,089,318	1,160,395
Prepaid and other current assets	92,527	182,405
Total current assets	1,772,243	1,989,495
Property, plant, and equipment		
Property, plant, and equipment	1,730,966	1,577,801
Less accumulated depreciation and amortization	(574,657)	(478,413)
Property, plant, and equipment, net	1,156,309	1,099,388
Long-term assets		
Operating lease right-of-use ("ROU") assets	428,120	346,454
Refining and logistics equity investments	86,311	87,486
Investment in Laramie Energy, LLC	12,498	14,279
Intangible assets, net	9,520	10,918
Goodwill	129,275	129,275
Other long-term assets	235,095	186,655
Total assets	$ 3,829,371	$ 3,863,950
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt	$ 4,885	$ 4,255
Obligations under inventory financing agreements	194,198	594,362
Accounts payable	436,795	391,325
Accrued taxes	36,027	40,064
Operating lease liabilities	80,174	72,833
Other accrued liabilities	344,188	421,762
Total current liabilities	1,096,267	1,524,601
Long-term liabilities		
Long-term debt, net of current maturities	1,108,082	646,603
Finance lease liabilities	11,690	12,438
Operating lease liabilities	362,092	282,517
Other liabilities	59,938	62,367
Total liabilities	2,638,069	2,528,526
Commitments and Contingencies (Note 18)		
Stockholders' equity		
Preferred stock, $0.01 par value: 3,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2024 and December 31, 2023, 55,265,421 shares and 59,755,844 shares issued at December 31, 2024 and December 31, 2023, respectively	552	597
Additional paid-in capital	884,548	860,797
Accumulated earnings	295,846	465,856
Accumulated other comprehensive income	10,356	8,174
Total stockholders' equity	1,191,302	1,335,424
Total liabilities and stockholders' equity	$ 3,829,371	$ 3,863,950

See accompanying notes to consolidated financial statements.

PAR PACIFIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2024	2023	2022
Revenues	$ 7,974,457	$ 8,231,955	$ 7,321,785
Operating expenses			
Cost of revenues (excluding depreciation)	7,101,148	6,838,109	6,376,014
Operating expense (excluding depreciation)	584,282	485,587	333,206
Depreciation and amortization	131,590	119,830	99,769
General and administrative expense (excluding depreciation)	108,844	91,447	62,396
Equity earnings from refining and logistics investments	(11,905)	(11,844)	—
Acquisition and integration costs	100	17,482	3,663
Par West redevelopment and other costs	12,548	11,397	9,003
Loss (gain) on sale of assets, net	222	(59)	(169)
Total operating expenses	7,926,829	7,551,949	6,883,882
Operating income	47,628	680,006	437,903
Other income (expense)			
Interest expense and financing costs, net	(82,793)	(72,450)	(68,288)
Debt extinguishment and commitment costs	(1,688)	(19,182)	(5,329)
Other income (expense), net	(1,869)	(53)	613
Equity earnings (losses) from Laramie Energy, LLC	(296)	24,985	—
Total other expense, net	(86,646)	(66,700)	(73,004)
Income (loss) before income taxes	(39,018)	613,306	364,899
Income tax benefit (expense)	5,696	115,336	(710)
Net income (loss)	$ (33,322)	$ 728,642	$ 364,189
Income (loss) per share			
Basic	$ (0.59)	$ 12.14	$ 6.12
Diluted	$ (0.59)	$ 11.94	$ 6.08
Weighted-average number of shares outstanding			
Basic	56,775	60,035	59,544
Diluted	56,775	61,014	59,883

See accompanying notes to consolidated financial statements.

PAR PACIFIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	$ (33,322)	$ 728,642	$ 364,189
Other comprehensive income:			
Other post-retirement benefits income, net of tax	2,182	45	5,627
Total other comprehensive income, net of tax	2,182	45	5,627
Comprehensive income (loss)	$ (31,140)	$ 728,687	$ 369,816

See accompanying notes to consolidated financial statements.

PAR PACIFIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income (loss)	$ (33,322)	$ 728,642	$ 364,189
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	131,590	119,830	99,769
Debt extinguishment and commitment costs	1,688	19,182	5,329
Non-cash interest expense	5,741	4,645	4,218
Non-cash lower of cost and net realizable value adjustment	2,288	—	(463)
Deferred taxes	(2,559)	(126,267)	274
Loss (gain) on sale of assets, net	222	(59)	(169)
Stock-based compensation	25,704	11,633	9,353
Unrealized (gain) loss on derivative contracts	42,484	(49,689)	9,336
Equity (earnings) losses from Laramie Energy, LLC	296	(24,985)	—
Equity earnings from refining and logistics investments	(11,905)	(11,844)	—
Dividends received from refining and logistics investments	13,080	4,328	—
Net changes in operating assets and liabilities:			
Trade accounts receivable	(26,036)	(112,421)	(57,391)
Prepaid and other assets	55,930	(82,027)	(35,356)
Inventories	62,853	180,235	(254,437)
Deferred turnaround expenditures	(73,453)	(5,851)	(29,608)
Obligations under inventory financing agreements	(53,498)	(91,624)	74,680
Accounts payable, other accrued liabilities, and operating lease ROU assets and liabilities	(57,327)	15,428	262,882
Net cash provided by operating activities	83,776	579,156	452,606
Cash flows from investing activities:			
Acquisitions of businesses, net of cash acquired	—	(595,420)	(35,546)
Capital expenditures	(135,540)	(82,277)	(53,025)
Proceeds from sale of assets	61	1,322	1,263
Return of capital from Laramie Energy, LLC	1,485	10,706	—
Return of capital from refining and logistics investments	—	6,630	—
Net cash used in investing activities	(133,994)	(659,039)	(87,308)
Cash flows from financing activities:			
Proceeds from borrowings	4,518,219	1,462,850	384,874
Repayments of borrowings	(4,061,619)	(1,317,709)	(446,863)
Net borrowings (repayments) of deferred payment arrangements and receivable advances	(165,459)	(95,985)	80,681
Payment of deferred loan costs	(9,634)	(14,371)	—
Purchase of common stock for retirement	(141,974)	(67,821)	(7,834)
Exercise of stock options	1,514	17,129	6,444
Proceeds from inventory financing agreements	203,074	—	—
Payments for termination of inventory financing agreements	(382,143)	(112,594)	—
Payments for debt extinguishment and commitment costs and termination of inventory financing agreements	(1,247)	(8,742)	(3,483)
Other financing activities, net	2,308	1,646	(412)
Net cash provided by (used in) financing activities	(36,961)	(135,597)	13,407
Net increase (decrease) in cash, cash equivalents, and restricted cash	(87,179)	(215,480)	378,705
Cash, cash equivalents, and restricted cash at beginning of period	279,446	494,926	116,221
Cash, cash equivalents, and restricted cash at end of period	$ 192,267	$ 279,446	$ 494,926
Supplemental cash flow information:			
Net cash received (paid) for:			
Interest	$ (67,828)	$ (77,417)	$ (63,323)
Taxes	(12,029)	(6,099)	(51)
Non-cash investing and financing activities:			
Accrued capital expenditures	$ 33,314	$ 13,241	$ 5,418
ROU assets obtained in exchange for new finance lease liabilities	2,319	7,896	594
ROU assets obtained in exchange for new operating lease liabilities	166,028	72,219	64,567
ROU assets terminated in exchange for release from operating lease liabilities	41	1,439	32,902

See accompanying notes to consolidated financial statements.

PAR PACIFIC HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total
	Shares	Amount	Capital	Deficit	Income	Equity
Balance, January 1, 2022	60,162	$ 602	$ 821,713	$ (559,117)	$ 2,502	$ 265,700
Issuance of common stock for employee stock purchase plan	67	—	1,244	—	—	1,244
Stock-based compensation	417	3	9,163	—	—	9,166
Purchase of common stock for retirement	(524)	(5)	(2,069)	(5,759)	—	(7,833)
Exercise of stock options	349	4	6,440	—	—	6,444
Other comprehensive income	—	—	—	—	5,627	5,627
Net income	—	—	—	364,189	—	364,189
Balance, December 31, 2022	60,471	604	836,491	(200,687)	8,129	644,537
Issuance of common stock for employee stock purchase plan	61	—	1,937	—	—	1,937
Stock-based compensation	464	6	11,336	—	—	11,342
Purchase of common stock for retirement	(1,946)	(19)	(6,090)	(62,099)	—	(68,208)
Exercise of stock options	706	6	17,123	—	—	17,129
Other comprehensive income	—	—	—	—	45	45
Net income	—	—	—	728,642	—	728,642
Balance, December 31, 2023	59,756	597	860,797	465,856	8,174	1,335,424
Issuance of common stock for employee stock purchase plan	136	—	2,715	—	—	2,715
Stock-based compensation	391	4	25,293	—	—	25,297
Purchase of common stock for retirement	(5,118)	(49)	(5,771)	(136,688)	—	(142,508)
Exercise of stock options	100	—	1,514	—	—	1,514
Other comprehensive income	—	—	—	—	2,182	2,182
Net loss	—	—	—	(33,322)	—	(33,322)
Balance, December 31, 2024	55,265	$ 552	$ 884,548	$ 295,846	$ 10,356	$ 1,191,302

See accompanying notes to consolidated financial statements.

Note 1—Overview

Par Pacific Holdings, Inc. and its wholly owned subsidiaries ("Par" or the "Company") provide both renewable and conventional fuels to the western United States. Currently, we operate in three primary business segments:

1) **Refining** - We own and operate four refineries. Our refineries in Kapolei, Hawaii, Newcastle, Wyoming, Tacoma, Washington, and Billings, Montana, convert crude oil into gasoline, distillate, asphalt and other products to serve the state of Hawaii and areas ranging from Washington state to the Dakotas and Wyoming.

2) **Retail** - We operate fuel retail outlets in Hawaii, Washington, and Idaho. We operate convenience stores and fuel retail sites under our "Hele" and "nomnom" brands, "76" branded fuel retail sites and other sites operated by third parties that sell gasoline, diesel, and retail merchandise such as soft drinks, prepared foods, and other sundries. We also operate unattended cardlock stations.

3) **Logistics** - We operate an extensive multi-modal logistics network spanning the Pacific, the Northwest, and the Rocky Mountain regions. This network includes a single point mooring ("SPM") in Hawaii, a unit train-capable rail loading terminal in Washington, and other terminals, pipelines, trucking operations, marine vessels, storage facilities, loading and truck racks, and rail facilities for the movement of petroleum, refined products, and ethanol in and among the Hawaiian islands, between the U.S. West Coast and Hawaii, and in areas ranging from the state of Washington to the Dakotas and Wyoming.

As of December 31, 2024, we owned a 46% equity investment in Laramie Energy, LLC ("Laramie Energy"). Laramie Energy is focused on developing and producing natural gas in Garfield, Mesa, and Rio Blanco counties, Colorado. As of December 31, 2024, through the Billings Acquisition (as defined in Note 5—Acquisitions), we own a 65% and a 40% equity investment in Yellowstone Energy Limited Partnership, ("YELP") and Yellowstone Pipeline Company ("YPLC"), respectively.

Our Corporate and Other reportable segment primarily includes general and administrative costs.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Par Pacific Holdings, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosures. Actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments with original maturities of three months or less. The carrying value of cash equivalents approximates fair value because of the short-term nature of these investments.

Restricted Cash

Restricted cash consists of cash not readily available for general purpose cash needs. Restricted cash relates to cash held at commercial banks to support certain ongoing bankruptcy recovery trust claims.

Allowance for Credit Losses

We are exposed to credit losses primarily through our sales of refined products. Credit limits and/or prepayment requirements are set based on such factors as the customer's financial results, credit rating, payment history, and industry and are reviewed annually for customers with material credit limits. Credit allowances are reviewed at least quarterly based on changes in the customer's creditworthiness due to economic conditions, liquidity, and business strategy as publicly reported and through discussions between the customer and the Company. We establish provisions for losses on trade receivables based on the estimated credit loss we expect to incur over the life of the receivable. We did not have a material change in our allowances on trade receivables during the years ended December 31, 2024, 2023, or 2022.

Inventories

Commodity inventories, excluding commodity inventories at the Washington refinery, are stated at the lower of cost and net realizable value ("NRV") using the first-in, first-out ("FIFO") inventory accounting method. Commodity inventories at the Washington refinery are stated at the lower of cost and NRV using the last-in, first-out ("LIFO") inventory accounting method. We value merchandise along with spare parts, materials, and supplies at average cost.

Crude oil held in storage tanks at the Hawaii refinery and certain crude oil in transit to be consumed by our Hawaii refinery are financed by Citi under the Inventory Intermediation Agreement as described in Note 12—Inventory Financing Agreements. The crude oil remains in the legal title of Citi and is stored in our storage tanks governed by a storage facilities agreement. Legal title to the crude oil passes to us at the tank outlet. Citi takes legal title of crude oil in transit at the specified purchase location with the third party supplier. We purchase the crude oil shipment from Citi at the SPM delivery point and we sell an equal quantity and quality of crude oil to Citi at the crude intake point. Legal title to crude oil in transit passes to us at the SPM delivery point for the upstream leg, and legal title passes to Citi at the crude intake point for the downstream leg. We record the inventory owned by Citi on our behalf as inventory with a corresponding obligation on our balance sheet in the amount we expect to pay to satisfy the repurchase obligation for the crude oil inventory then-owned by Citi following the expiration or termination of the Inventory Intermediation Agreement. Please read Note 12—Inventory Financing Agreements for further information.

We were a party to a supply and offtake agreement with J. Aron & Company LLC ("J. Aron") to support our Hawaii refining operations (the "Supply and Offtake Agreement"). All of the crude oil utilized at the Hawaii refinery was financed by J. Aron under the Supply and Offtake Agreement as described in Note 12—Inventory Financing Agreements. The crude oil remained in the legal title of J. Aron and was stored in our storage tanks governed by a storage agreement. Legal title to the crude oil passed to us at the tank outlet. After processing, J. Aron held title to the refined products stored in our storage tanks until they were sold to our retail locations or to third parties. Additionally, certain of the crude oil utilized at the Hawaii refinery was also financed by the LC Facility as described in Note 12—Inventory Financing Agreements. On May 31, 2024, our Supply and Offtake Agreement with J.Aron expired, we early terminated our LC Facility, and we entered into an Inventory Intermediation Agreement with Citi; please read Note 12—Inventory Financing Agreements for further information. We also financed certain inventories at our other refineries through our ABL Credit Facility; please read Note 14—Debt for further information.

We were a party to an intermediation arrangement (the "Washington Refinery Intermediation Agreement") with Merrill Lynch Commodities, Inc. ("MLC") as described in Note 12—Inventory Financing Agreements. Under this arrangement, U.S. Oil & Refining Co., a wholly owned subsidiary, and certain affiliated entities (collectively, "U.S. Oil") purchased crude oil supplied from third-party suppliers and MLC provided credit support for certain crude oil purchases. MLC's credit support consisted of either providing a payment guaranty, causing the issuance of a letter of credit from a third-party issuing bank, or purchasing crude oil directly from third parties on our behalf. U.S. Oil held title to all crude oil and refined products inventories at all times and pledged such inventories, together with all receivables arising from the sales of these inventories, exclusively to MLC. On October 4, 2023, we terminated the Washington Refinery Intermediation Agreement; please read Note 12—Inventory Financing Agreements for further information.

We enter into refined product and crude oil exchange agreements with other oil companies. Exchange receivables or payables are stated at cost and are presented within Trade accounts receivable and Accounts payable on our consolidated balance sheets.

Environmental Credits and Obligations

Inventories also include Renewable Identification Numbers ("RINs") and other environmental credits. Our environmental credit assets, which include RINs and other environmental credits are purchased through the open market, State of Washington auctions, or obtained by purchasing biofuels. When these biofuels are blended into our refined fuels, these credits, along with credits internally generated as part of our refining process, and purchased credits, are presented as Inventories on our consolidated balance sheets and stated at the lower of cost and NRV as of the end of the reporting period.

Our renewable volume obligation and other environmental credit obligations to comply with the U.S. Environmental Protection Agency ("EPA") and the State of Washington's regulations (as discussed in Note 18—Commitments and

Contingencies) are presented in Other accrued liabilities on our consolidated balance sheets and were historically measured at fair value as of the end of the reporting period. Credits held in Inventories are retired against environmental credit obligations in the period in which they are remitted to the the relevant authority.

During the quarter ended December 31, 2023, we had a change in estimate in our valuation of our gross environmental credit obligations due to the settlement of all outstanding prior period environmental credit obligations (obligations associated with pre-2023 activities) and our prospective plan to use substantially all our RIN assets and other environmental credits to settle future environmental obligations. Beginning in the fourth quarter of 2023, the portion of the estimated gross environmental credit obligations satisfied by internally generated or purchased RINs or other environmental credits is recorded at the carrying value of such internally generated or purchased RINs or other environmental credits. The remainder of the estimated gross environmental credit obligation is recorded at the market price of the RINs or other environmental credits that are needed to satisfy the remaining obligation as of the end of the reporting period. Under the previous valuation technique, our liability would have been $295.9 million as of December 31, 2023, and Net income would have been lower by $9.0 million for the year ended December 31, 2023. Please read Note 16—Fair Value Measurements for further information. The net cost of environmental credits is recognized within Cost of revenues (excluding depreciation) on our consolidated statements of operations.

Investment in Laramie Energy, LLC

Effective February 21, 2023, we accounted for our Investment in Laramie Energy, LLC using the equity method as we have the ability to exert significant influence, but do not control its operating and financial policies. Our proportionate share of the net income (loss) of this entity is included in Equity earnings (losses) from Laramie Energy, LLC in our consolidated statements of operations. Prior to February 21, 2023, we did not apply the equity method of accounting for our investment in Laramie Energy because the book value of such investment had been reduced to zero. The investment is reviewed for impairment when events or changes in circumstances indicate that there may have been an other-than-temporary decline in the value of the investment. Please read Note 4—Investment in Laramie Energy for further information.

Property, Plant, and Equipment

We capitalize the cost of additions and major improvements and modifications to property, plant, and equipment. The cost of repairs and normal maintenance of property, plant, and equipment is expensed as incurred. Major improvements and modifications of property, plant, and equipment are those expenditures that either extend the useful life, increase the capacity, or improve the operating efficiency of the asset or the safety of our operations. We compute depreciation of property, plant, and equipment using the straight-line method, based on the estimated useful life of each asset as follows:

Assets	Lives in Years
Refining	2 to 47
Logistics	3 to 30
Retail	3 to 40
Corporate	3 to 7
Software	3 to 5

From time to time, we enter into lease arrangements where we are the lessor in order to utilize a portion of our fixed assets not currently used in our primary operations. All of these lessor leases are classified as operating leases, whereby we do not derecognize the underlying asset, and the income from our customers is recognized as revenue on a straight-line basis over the lease term. Please read Note 17—Leases for further disclosures and information on leases.

Impairment of Long-Lived Assets

We review property, plant, and equipment, operating leases, deferred turnaround costs, and other long-lived assets for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment is indicated when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. If this occurs, an impairment loss is recognized for the difference between the fair value and carrying value. Factors that indicate potential impairment include a significant decrease in the market value of the asset, operating or cash flow losses associated with the use of the asset, and a significant change in the asset's physical condition or use.

Simultaneously with our review of our property, plant, and equipment, operating leases, deferred turnaround costs, and other long-lived assets for impairment, we evaluate whether an abandonment has occurred. Abandonment occurs either when a business terminates its operations or an asset is no longer profitable to operate. When the act of abandonment occurs, we write off the asset balance and any associated accumulated depreciation and record an impairment loss as needed.

Lease Liabilities and Right-of-Use Assets

We determine whether a contract is or contains a lease when we have the right to control the use of the identified asset in exchange for consideration. Lease liabilities and ROU assets are recognized at the commencement date based on the present value of lease payments over the lease term. We use our incremental borrowing rate in the calculation of present value unless the implicit rate can be readily determined, however, the lease liability associated with leases calculated through the use of implicit rates is not significant. Certain leases include provisions for variable payments based upon percentage of sales and/or other operating metrics; escalation provisions to adjust rental payments to reflect changes in price indices and fair market rents; and provisions for the renewal, termination, and/or purchase of the leased asset. We only consider fixed payments and those options that are reasonably certain to be exercised in the determination of the lease term and the initial measurement of lease liabilities and ROU assets. Expense for finance leases is recognized as amortization expense on a straight-line basis and interest expense on an effective rate basis over the lease term. Expense for operating lease payments is recognized as lease expense on a straight-line basis over the lease term. We do not separate lease and nonlease components of a contract. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Finance lease ROU assets are presented within Property, plant, and equipment and operating lease ROU assets within Operating lease right-of-use assets on our consolidated balance sheets. Please read Note 17—Leases for further disclosures and information on leases.

Asset Retirement Obligations

We record asset retirement obligations ("AROs") at fair value in the period in which we have a legal obligation, whether by government action or contractual arrangement, to incur these costs and can make a reasonable estimate of the fair value of the liability. Our AROs arise from our refining, logistics, and retail operations. AROs are calculated based on the present value of the estimated removal and other closure costs using our credit-adjusted risk-free rate. When the liability is initially recorded, we capitalize the cost by increasing the book value of the related long-lived tangible asset. The liability is accreted to its estimated settlement value with accretion expense recognized in Depreciation and amortization ("D&A") on our consolidated statements of operations and the related capitalized cost is depreciated over the asset's useful life. The difference between the settlement amount and the recorded liability is recorded as a gain or loss on asset disposals in our consolidated statements of operations. We estimate settlement dates by considering our past practice, industry practice, contractual terms, management's intent, and estimated economic lives.

We cannot currently estimate the fair value for certain AROs primarily because we cannot estimate settlement dates (or ranges of dates) associated with these assets. These AROs include hazardous materials disposal (such as petroleum manufacturing by-products, chemical catalysts, and sealed insulation material containing asbestos) and removal or dismantlement requirements associated with the closure of our refining facilities, terminal facilities, or pipelines, including the demolition or removal of certain major processing units, buildings, tanks, pipelines, or other equipment.

Deferred Turnaround Costs

Refinery turnaround costs, which are incurred in connection with planned major maintenance activities at our refineries, are deferred and amortized on a straight-line basis over the period of time estimated until the next planned turnaround (generally three to seven years). During 2024, 2023, and 2022, we recognized deferred turnaround costs of approximately $73.5 million, $5.9 million and $29.6 million, respectively. Deferred turnaround costs are presented within Other long-term assets on our consolidated balance sheets.

Goodwill and Other Intangible Assets

Goodwill represents the amount the purchase price exceeds the fair value of net assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment annually on October 1. We assess the recoverability of the carrying value of goodwill during the fourth quarter of each year or whenever events or changes in circumstances indicate that the carrying amount of the goodwill of a reporting unit may not be fully recoverable. We first assess qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a quantitative test is required. Under the quantitative test, we compare the carrying value of the net assets of the reporting unit to the estimated fair value of the reporting unit. If the carrying value exceeds the estimated fair value of the reporting unit, an impairment loss is recorded.

Our intangible assets include relationships with customers, trade names, and trademarks. These intangible assets are amortized over their estimated useful lives on a straight-line basis. We evaluate the carrying value of our intangible assets when impairment indicators are present. When we believe impairment indicators may exist, projections of the undiscounted future cash flows associated with the use of and eventual disposition of the intangible assets are prepared. If the projections indicate that their carrying values are not recoverable, we reduce the carrying values to their estimated fair values.

Environmental Matters

We capitalize environmental expenditures that extend the life or increase the capacity of facilities as well as expenditures that prevent environmental contamination. We expense costs that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation. We record liabilities when environmental assessments and/or remedial efforts are probable and can be reasonably estimated. Cost estimates are based on the expected timing and extent of remedial actions required by governing agencies, experience gained from similar sites for which environmental assessments or remediation have been completed, and the amount of our anticipated liability considering the proportional liability and financial abilities of other responsible parties. Usually, the timing of these accruals coincides with the completion of a feasibility study or our commitment to a formal plan of action. Estimated liabilities are not discounted to present value and are presented within Other liabilities on our consolidated balance sheets. Environmental expenses are recorded in Operating expense (excluding depreciation) on our consolidated statements of operations.

Derivatives and Other Financial instruments

We are exposed to commodity price risk related to crude oil, refined products, and environmental credits. We manage this exposure through the use of various derivative commodity instruments. These instruments include exchange traded futures and over-the-counter ("OTC") swaps, forwards, and options.

For our forward contracts that are derivatives, we have elected the normal purchase normal sale exclusion, as it is our policy to fulfill or accept the physical delivery of the product and we will not net settle. Therefore, we did not recognize the unrealized gains or losses related to these contracts in our consolidated financial statements.

All derivative instruments not designated as normal purchases or sales are recorded in the balance sheet as either assets or liabilities measured at their fair values. Changes in the fair value of these derivative instruments are recognized currently in earnings. We have not designated any derivative instruments as cash flow or fair value hedges and, therefore, do not apply hedge accounting treatment.

In addition, we may have other financial instruments, such as warrants or embedded debt features, that may be classified as liabilities when either (a) the holders possess rights to net cash settlement, (b) physical or net equity settlement is not in our control, or (c) the instruments contain other provisions that cause us to conclude that they are not indexed to our equity. As of December 31, 2024, our embedded derivative includes our obligations to repurchase crude oil from Citi at the termination of the Inventory Intermediation Agreement. Prior to the termination of the Supply and Offtake Agreement on May 31, 2024, we also had embedded derivatives for our obligations to repurchase crude oil and refined products from J. Aron. These liabilities were initially recorded at fair value and subsequently adjusted to fair value at the end of each reporting period through earnings.

Please read Note 15—Derivatives and Note 16—Fair Value Measurements for information regarding our derivatives and other financial instruments.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss ("NOL") and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the results of operations in the period that includes the enactment date. The realizability of deferred tax assets is evaluated quarterly based on a "more likely than not" standard and, to the extent this threshold is not met, a valuation allowance is recorded. We do not have any unrecognized tax benefits as of December 31, 2024.

As a general rule, our open years for Internal Revenue Service ("IRS") examination purposes are 2021, 2022, and 2023. However, since we have NOL carryforwards, the IRS has the ability to make adjustments to items that originate in a year otherwise barred by the statute of limitations in order to re-determine tax for an open year to which those items are carried. Therefore, in a year in which a NOL deduction is claimed, the IRS may examine the year in which the NOL was generated and adjust it accordingly for purposes of assessing additional tax in the year the NOL deduction was claimed. Any penalties or interest as a result of an examination will be recorded in the period assessed.

Stock-Based Compensation

We recognize the cost of share-based payments on a straight-line basis over the period the employee provides service, generally the vesting period, and include such costs in General and administrative expense (excluding depreciation) and Operating expense (excluding depreciation) in our consolidated statements of operations. We account for forfeitures as they occur. The grant date fair value of restricted stock awards is equal to the market price of our common stock on the date of grant. The fair value of stock options is estimated using the Black-Scholes option-pricing model as of the date of grant. The fair value of the discount offered on the employee stock purchase plan is equal to 15% of the market price of our common stock on the purchase date.

Revenue Recognition

Refining and Retail

Our refining and retail segment revenues are primarily associated with the sale of refined products. We recognize revenues upon physical delivery of refined products to a customer, which is the point in time at which control of the refined products is transferred to the customer. The pricing of our refined products is variable and primarily driven by commodity prices. The refining segment's contracts with its customers state the terms of the sale, including the description, quantity, delivery terms, and price of each product sold. Payments from refining and bulk retail customers are generally due in full within 2 to 30 days of product delivery or invoice date. Payments from our other retail customers occur at the point of sale and are typically collected in cash or occur by credit or debit card. As such, we have no significant financing element to our revenues and have immaterial product returns and refunds.

We account for certain transactions on a net basis under Financial Accounting Standards Board ("FASB") ASC Topic 845, "Nonmonetary Transactions." These transactions include nonmonetary crude oil and refined product exchange transactions, certain crude oil buy/sell arrangements, and sale and purchase transactions entered into with the same counterparty that are deemed to be in contemplation with one another.

We made an accounting policy election to apply the sales tax practical expedient, whereby all taxes assessed by a governmental authority that are both imposed on and concurrent with a revenue-producing transaction and collected from our customers will be recognized on a net basis within Cost of revenues (excluding depreciation).

Logistics

We recognize transportation and storage fees as services are provided to a customer. Substantially all of our logistics revenues represent intercompany transactions that are eliminated in consolidation.

Cost Classifications

Cost of revenues (excluding depreciation) includes the hydrocarbon-related costs of inventory sold, transportation costs of delivering product to customers, crude oil consumed in the refining process, costs to satisfy our environmental credit obligations, and certain hydrocarbon fees and taxes. Cost of revenues (excluding depreciation) also includes the unrealized gains and losses on derivatives and inventory valuation adjustments. Certain direct operating expenses related to our logistics segment are also included in Cost of revenues (excluding depreciation).

Operating expense (excluding depreciation) includes direct costs of labor, maintenance and services, energy and utility costs, property taxes, and environmental compliance costs, as well as chemicals and catalysts and other direct operating expenses.

The following table summarizes depreciation and finance lease amortization expense excluded from each line item in our consolidated statements of operations (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Cost of revenues	$ 26,904	$ 24,980	$ 20,437
Operating expense	77,296	66,886	51,901
General and administrative expense	2,325	2,142	2,661

Segment Information

The accounting policies of individual segments are the same as those described here in Note 2—Summary of Significant Accounting Policies except that non-operating expenses and income are recorded and evaluated on a consolidated basis. Operating expense includes certain shared costs such as finance, accounting, tax, human resources, information technology, and legal costs that are not directly attributable to specific operating segments. These expenses are allocated based on various criteria, generally reflecting the time and resources provided to each segment. The Chief Executive Officer, the chief operating decision maker ("CODM"), primarily evaluates segment performance based on segment-level Adjusted Gross Margin and Adjusted EBITDA. We have provided additional disclosure on Cost of revenues disaggregated by significant category by segment, consistent with the disclosure requirements outlined in Accounting Standards Update ("ASU") 2023-07.

Benefit Plans

We recognize an asset for the overfunded status or a liability for the underfunded status of our defined benefit pension plans (the "Benefit Plans"). The underfunded status of our Benefit Plans is recorded within Other liabilities on our consolidated balance sheets and the funded status of our Benefit Plans is recorded within Other long-term assets on our consolidated balance sheets. Certain changes in the plans' funded status are recognized in Other comprehensive income (loss) in the period the change occurs.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Fair value measurements are categorized with the highest priority given to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority given to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1 – Assets or liabilities for which the item is valued based on quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some of which is internally-developed and considers risk premiums that a market participant would require.

The level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. Our policy is to recognize transfers in and/or out of fair value hierarchy levels as of the end of the reporting period for which the event or change in circumstances caused the transfer. We have consistently applied these valuation techniques for the periods presented. The fair value of the derivatives related to the Citi repurchase obligation and the J. Aron repurchase obligation, which was terminated on May 31, 2024, are and were measured, respectively, using estimates of the prices and differentials assuming settlement at the end of the reporting period.

Income (Loss) Per Share

Basic income (loss) per share ("EPS") is computed by dividing net income (loss) attributable to common stockholders by the sum of the weighted-average number of common shares outstanding. Basic and diluted EPS are computed taking into account the effect of participating securities. Participating securities include restricted stock that has been issued but has not yet vested. Please read Note 21—Income (Loss) Per Share for further information.

Foreign Currency Transactions

We may, on occasion, enter into transactions denominated in currencies other than the U.S. dollar, which is our functional currency. Gains and losses resulting from changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in Other income (expense), net, in the accompanying consolidated statement of operations in the period in which the currency exchange rates change. For the years ended December 31, 2024, 2023 and 2022, gains and losses resulting from changes in currency translations were immaterial.

Accounting Principles Not Yet Adopted

On November 4, 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures.* This ASU requires companies to disclose, in the notes to financial statements, specified information about certain costs and expenses. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact of adopting the new guidance on filings subsequent to the effective date.

On December 14, 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosure (Topic 740).* This ASU requires public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold. Additionally, the ASU requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. The guidance in ASU 2023-09 is effective for fiscal years beginning after December 15, 2025. This ASU therefore does not impact our 2024 Form 10-K. Par will assess the impact of this ASU on our 2025 Form 10-K annual segment disclosures as part of our fiscal year 2025 procedures.

Accounting Principles Adopted

On December 31, 2024, we adopted ASU No. 2023-07, *Improvements to Reportable Segment Disclosures (Topic 280)* ("ASU 2023-07"). The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. Please read Note 23—Segment Information for further information on the additional disclosures.

On January 1, 2022, we adopted ASU No. 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* ("ASU 2021-08"). This ASU changes accounting for recording contract assets and liabilities acquired in a business combination to improve comparability and consistency. During the Billings Acquisition in June 2023, no contract assets or liabilities were acquired, thus our adoption of ASU 2021-08 did not have an impact on our financial condition, results of operations, and cash flows.

On January 1, 2022, we adopted ASU No. 2022-04, *Liabilities - Supplier Finance Programs (Subtopic 405-50) Disclosure of Supplier Finance Program Obligations* ("ASU 2022-04"). This ASU defines supplier finance programs and establishes new disclosure requirements for such programs. For programs meeting that definition, this ASU requires annual disclosures of key terms, obligations, and certain information related to these programs. Interim disclosure of the amount of outstanding obligations is also required. Par's inventory financing agreements do not meet all the necessary criteria within scope of this ASU, therefore our adoption of ASU 2022-04 did not have a material impact on our financial condition, results of operations, and cash flows.

Note 3—Refining and Logistics Equity Investments

Yellowstone Energy Limited Partnership

On June 1, 2023, we completed the Billings Acquisition (as defined in Note 5—Acquisitions) and acquired a 65% limited partnership ownership interest in YELP. YELP owns a cogeneration facility in Billings, Montana, that converts petroleum coke, supplied from our Montana refinery and other nearby third-party refineries, into power production for the local utility grid. We account for our investment in YELP using the equity method as we have the ability to exert significant influence over, but do not control, its operating and financial policies. Our proportionate share of YELP's net income and the depreciation of our basis difference are included in Equity earnings from refining and logistics investments on our consolidated statements of operations due to the significance of YELP's cogeneration facilities to our Montana operations and reported as part of our refining segment. Please read Note 23—Segment Information for further information on our reporting segments. Our proportionate share of YELP's net income (loss) is recorded on a one-month lag.

The change in our equity investment in YELP is as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Beginning balance	$ 59,824	$ —
Acquisition of investment	—	58,019
Equity earnings from YELP	5,055	8,059
Depreciation of basis difference	(1,392)	(696)
Dividends received	(6,320)	(5,558)
Ending balance	$ 57,167	$ 59,824

Yellowstone Pipeline Company

On June 1, 2023, we completed the Billings Acquisition (as defined in Note 5—Acquisitions) and acquired a 40% ownership interest in YPLC. YPLC owns a refined products pipeline that begins at our Montana refinery and transports refined product throughout Montana and the Pacific Northwest ("PNW"). We account for our ownership interest in YPLC using the equity method as we have the ability to exert significant influence over, but do not control, its operating and financial policies. Our proportionate share of YPLC's net income and the accretion of our basis difference is included in Equity earnings from refining and logistics investments on our consolidated statements of operations due to the significance of YPLC's distribution services to our Montana operations and reported as part of our logistics segment. Please read Note 23—Segment Information for further information on our reporting segments.

The change in our equity investment in YPLC is as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Beginning balance	$ 27,662	$ —
Acquisition of investment	—	28,581
Equity earnings from YPLC	8,090	4,392
Accretion of basis difference	152	89
Dividends received	(6,760)	(5,400)
Ending balance	$ 29,144	$ 27,662

Note 4—Investment in Laramie Energy

As of December 31, 2024, we owned a 46% ownership interest in Laramie Energy, an entity focused on developing and producing natural gas in Garfield, Mesa, and Rio Blanco counties, Colorado. The balance of our investment in Laramie Energy was $12.5 million and $14.3 million as of December 31, 2024, and December 31, 2023, respectively.

Prior to February 21, 2023, Laramie Energy had a term loan agreement which provided a term loan secured by a lien on its natural gas and crude oil properties and related assets. Under the terms of the term loan, Laramie Energy was generally prohibited from making future cash distributions to its owners, including us, except for certain permitted tax distributions.

On February 21, 2023, Laramie Energy entered into a term loan agreement which provides a $205 million first lien term loan facility with $160.0 million funded at closing and an optional $45 million delayed draw commitment, subject to certain terms and conditions. Laramie Energy used the proceeds from the term loan to repay the then-outstanding balance of $76.3 million on its existing term loan, including accrued interest and prepayment penalties, and fully redeem preferred equity of $73.5 million. After deducting transaction costs, net proceeds were $4.8 million. The delayed draw commitment expired in August 2024. Under the terms of the new term loan, Laramie is permitted to make future cash distributions to its owners, including us, subject to certain restrictions. Laramie Energy's term loan matures on February 21, 2027. As of December 31, 2024 and 2023, the term loan had an outstanding balance of $160.0 million.

On March 1, 2023, pursuant to its new term loan agreement, Laramie Energy made a one-time cash distribution to its owners, including us, based on ownership percentage. Our share of this distribution was $10.7 million, which was reflected as Return of capital from Laramie Energy, LLC on our consolidated statements of cash flows. We recorded the cash received as Equity earnings (losses) from Laramie Energy, LLC on our consolidated statements of operations because the carrying value of our investment in Laramie Energy was zero at the time of such distribution. On April 29, 2024, Laramie Energy made a cash distribution to its owners, including us, based on ownership percentage. Our share of this distribution was $1.5 million.

Effective February 21, 2023, and concurrent with Laramie's entry into the new term loan agreement noted above, we resumed the application of equity method accounting with respect to our investment in Laramie Energy. At December 31, 2024, our equity in the underlying net assets of Laramie Energy exceeded the carrying value of our investment by approximately $64.3 million. This difference arose primarily due to other-than-temporary impairments of our equity investment in Laramie Energy.

The change in our equity investment in Laramie Energy is as follows (in thousands):

| | Year Ended December 31, | |
	2024	2023
Beginning balance	$ 14,279	$ —
Equity earnings (losses) from Laramie Energy	(6,753)	19,471
Accretion of basis difference	6,457	5,514
Distribution received	(1,485)	(10,706)
Ending balance	$ 12,498	$ 14,279

Note 5—Acquisitions

Billings Acquisition

On October 20, 2022, we and our subsidiaries Par Montana, LLC ("Par Montana") and Par Montana Holdings, LLC ("Par Montana Holdings"), entered into an equity and asset purchase agreement (as amended to include Par Rocky Mountain Midstream, LLC, the "Purchase Agreement") with Exxon Mobil Corporation, ExxonMobil Oil Corporation, and ExxonMobil Pipeline Company LLC (collectively, the "Sellers") to purchase (i) the high-conversion, complex refinery located in Billings, Montana and certain associated distribution and logistics assets, (ii) the Sellers' 65% limited partnership equity interest in YELP, and (iii) the Sellers' 40% equity interest in YPLC for a base purchase price of $310.0 million plus the value of hydrocarbon inventory and adjusted working capital at closing (collectively, the "Billings Acquisition"). The Billings Acquisition enhances our fully integrated downstream network in the upper Rockies and PNW. The Billings Acquisition increases scale and geographic diversification on the U.S. mainland and allows for efficient access to alternative markets.

On June 1, 2023, we completed the Billings Acquisition for a total purchase price of approximately $625.4 million, including acquired working capital, consisting of a cash deposit of $30.0 million paid on October 20, 2022 upon execution of the Purchase Agreement and $595.4 million paid at closing on June 1, 2023. The Company funded the Billings Acquisition with cash on hand and borrowings from the ABL Credit Facility (as defined in Note 14—Debt).

We accounted for the Billings Acquisition as a business combination whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. A summary of the fair value of the assets acquired and liabilities assumed is as follows (in thousands):

Trade accounts receivable	$ 2,387
Inventories	299,176
Property, plant, and equipment	259,088
Operating lease right-of-use assets	3,562
Investment in refining and logistics subsidiaries	86,600
Other long-term assets	4,094
Total assets (1)	654,907
Current operating lease liabilities	2,081
Other current liabilities	7,056
Environmental liabilities	18,869
Long-term operating lease liabilities	1,481
Total liabilities	29,487
Total	$ 625,420

(1) We allocated $538.7 million and $116.2 million of total assets to our refining and logistics segments, respectively.

As of March 31, 2024, we finalized the Billings Acquisition purchase price allocation. We incurred $10.4 million and $3.4 million of acquisition costs related to the Billings Acquisition for the years ended December 31, 2023 and 2022, respectively. These costs are included in Acquisition and integration costs on our consolidated statements of operations.

We assumed certain environmental liabilities associated with the Billings Acquisition, including costs related to hazardous waste corrective measures, ground and surface water sampling and monitoring. We expect to incur these costs over a 20 to 30 year period.

The results of operations of the Montana refinery, newly acquired logistics assets in the Rockies region, and YELP and YPLC equity investments were included in our results beginning on June 1, 2023. For the year ended December 31, 2023, our results of operations included revenues of $1.5 billion, and net income of $57.9 million, related to these assets. The following unaudited pro forma financial information presents our consolidated revenues and Net income as if the Billings Acquisition had been completed on January 1, 2022 (in thousands):

	Year Ended December 31,	
	2023	2022
Revenues	$ 9,172,821	$ 10,033,522
Net income	847,740	419,441

These pro forma results were based on estimates and assumptions that we believe are reasonable. The unaudited pro forma financial information is not necessarily indicative of the results of operations that would have been achieved had the Billings Acquisition been effective as of the dates presented, nor is it indicative of future operating results of the combined company. Pro forma adjustments include (i) incremental depreciation resulting from the estimated fair value of property, plant, and equipment acquired, (ii) transaction costs which were shifted from the year ended December 31, 2023 to the year ended December 31, 2022, (iii) elimination of historical transactions between Par and the Montana assets, and (iv) incremental income tax expense at Par's effective income tax rate, adjusted for non-recurring items, on the pre-tax pro forma results.

Northwest Retail Expansion

On December 2, 2022, we purchased three retail stores in Washington, for total consideration of $5.5 million (the "Northwest Retail Expansion"). We accounted for the Northwest Retail Expansion as a business combination whereby the purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. Of the total purchase price of $5.5 million, $2.0 million was allocated to property, plant, and equipment, $0.8

million was allocated to lease valuation, and $0.5 million was allocated to inventory. We recognized $2.1 million in goodwill attributable to opportunities expected to arise from expanding our operations. During the year ended December 31, 2023, $50 thousand of the 2022 purchase payment was refunded to us; the refund was accounted for as a reduction of goodwill. We incurred $0.3 million of acquisition costs related to the Northwest Retail Expansion for the year ended December 31, 2022. These costs are included in Acquisition and integration costs on our consolidated statement of operations.

Note 6—Revenue Recognition

As of December 31, 2024 and 2023, receivables from contracts with customers were $312.7 million and $311.1 million, respectively. Our refining segment recognizes deferred revenues when cash payments are received in advance of delivery of products to the customer. Deferred revenue was $16.2 million and $15.2 million as of December 31, 2024, and 2023, respectively. We have elected to apply a practical expedient not to disclose the value of unsatisfied performance obligations for (i) contracts with an original expected duration of less than one year and (ii) contracts where the variable consideration has been allocated entirely to our unsatisfied performance obligation.

The following table provides information about disaggregated revenue by major product line and includes a reconciliation of the disaggregated revenues to total segment revenues (in thousands):

Year Ended December 31, 2024	Refining	Logistics	Retail
Product or service:			
Gasoline	$ 2,744,498	$ —	$ 426,061
Distillates (1)	3,214,809	—	48,269
Other refined products (2)	1,550,466	—	—
Merchandise	—	—	106,939
Transportation and terminalling services	—	299,532	—
Other revenue	224,093	—	3,491
Total segment revenues (3)	$ 7,733,866	$ 299,532	$ 584,760

Year Ended December 31, 2023	Refining	Logistics	Retail
Product or service:			
Gasoline	$ 2,689,350	$ —	$ 438,058
Distillates (1)	3,412,819	—	49,651
Other refined products (2)	1,718,961	—	—
Merchandise	—	—	101,529
Transportation and terminalling services	—	260,779	—
Other revenue	148,350	—	3,242
Total segment revenues (3)	$ 7,969,480	$ 260,779	$ 592,480

Year Ended December 31, 2022	Refining	Logistics	Retail
Product or service:			
Gasoline	$ 1,999,065	$ —	$ 428,959
Distillates (1)	3,139,807	—	46,392
Other refined products (2)	1,890,813	—	—
Merchandise	—	—	91,289
Transportation and terminalling services	—	198,821	—
Other revenue	16,375	—	3,566
Total segment revenues (3)	$ 7,046,060	$ 198,821	$ 570,206

_____

(1) Distillates primarily include diesel and jet fuel.
(2) Other refined products include fuel oil, gas oil, and asphalt.
(3) Refer to Note 23—Segment Information for the reconciliation of segment revenues to total consolidated revenues.

Note 7—Inventories

Inventories at December 31, 2024 and 2023, consisted of the following (in thousands):

	Titled Inventory	Inventory Intermediation Agreement (1)	Supply and Offtake Agreement (1)	Total
December 31, 2024				
Crude oil and feedstocks	$ 124,910	$ 178,070	$ —	$ 302,980
Refined products and blendstock	504,456	—	—	504,456
Warehouse stock and other (2)	281,882	—	—	281,882
Total	$ 911,248	$ 178,070	$ —	$ 1,089,318
December 31, 2023				
Crude oil and feedstocks	$ 175,307	$ —	$ 168,549	$ 343,856
Refined products and blendstock	358,236	—	133,684	491,920
Warehouse stock and other (2)	324,619	—	—	324,619
Total	$ 858,162	$ —	$ 302,233	$ 1,160,395

(1) Please read Note 12—Inventory Financing Agreements for further information.

(2) Includes $195.0 million and $237.6 million of RINs and environmental credits, reported at the lower of cost or NRV, as of December 31, 2024 and 2023, respectively. Our renewable volume obligation and other gross environmental credit obligations of $232.0 million and $286.9 million, are included in Other accrued liabilities on our consolidated balance sheets as of December 31, 2024 and 2023, respectively.

Inventories valued on the LIFO method were approximately 22% and 26% of total inventories at December 31, 2024 and 2023, respectively. As of December 31, 2024, and 2023, there was $2.3 million reserved and no reserve recorded for the lower of cost or net realizable value of inventory, respectively. As of December 31, 2024, and 2023, the current replacement cost exceeded the LIFO inventory carrying value by approximately $31.9 million and $36.1 million, respectively.

Note 8—Prepaid and Other Current Assets

Prepaid and other current assets at December 31, 2024, and 2023, consisted of the following (in thousands):

	December 31,	
	2024	2023
Advances to suppliers for crude purchases	$ —	$ 65,531
Collateral posted with broker for derivative instruments (1)	38,618	21,763
Prepaid insurance	19,718	20,235
Derivative assets	12,855	43,356
Prepaid environmental credits	—	20,756
Other	21,336	10,764
Total	$ 92,527	$ 182,405

(1) Our cash margin that is required as collateral deposits on our commodity derivatives cannot be offset against the fair value of open contracts except in the event of default. Please read Note 15—Derivatives for further information.

Note 9—Property, Plant, and Equipment

Major classes of property, plant, and equipment, including assets acquired under finance leases, consisted of the following (in thousands):

	December 31,	
	2024	**2023**
Land	$ 194,623	$ 194,623
Buildings and equipment (1)	1,511,807	1,361,828
Other (1)	24,536	21,350
Total property, plant, and equipment	1,730,966	1,577,801
Less accumulated depreciation and amortization	(574,657)	(478,413)
Property, plant, and equipment, net	$ 1,156,309	$ 1,099,388

_____

(1) Please read Note 17—Leases for further disclosures and information on finance leases.

Depreciation and finance lease amortization expense was approximately $106.5 million, $94.0 million, and $75.0 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Note 10—Goodwill and Intangible Assets

During the years ended December 31, 2024, 2023, and 2022, the change in the net carrying amount of goodwill was as follows (in thousands):

Balance at January 1, 2022	$ 127,262
Acquisition (1)	2,120
Divestitures	(57)
Balance at December 31, 2022	129,325
Divestitures (2)	(50)
Balance at December 31, 2023	129,275
Acquisition	—
Divestitures	—
Balance at December 31, 2024	$ 129,275

_____

(1) Please read Note 5—Acquisitions for further discussion.
(2) In December 2022, we purchased three retail stores in Washington. $50 thousand of the 2022 payment was refunded to us in 2023; the refund was accounted for as a reduction of goodwill. Please read Note 5—Acquisitions for further discussion.

The gross carrying value of goodwill was $205.0 million as of December 31, 2023 and 2024. We had cumulative charges related to divestitures of approximately $75.7 million as of December 31, 2022, 2023 and 2024, respectively.

Intangible assets consisted of the following (in thousands):

	December 31,	
	2024	**2023**
Intangible assets:		
Trade names and trademarks	$ 6,267	$ 6,267
Customer relationships	32,064	32,064
Other	261	261
Total intangible assets	38,592	38,592
Accumulated amortization:		
Trade name and trademarks	(5,556)	(5,470)
Customer relationships	(23,516)	(22,204)
Other	—	—
Total accumulated amortization	(29,072)	(27,674)
Net:		
Trade name and trademarks	711	797
Customer relationships	8,548	9,860
Other	261	261
Total intangible assets, net	$ 9,520	$ 10,918

Amortization expense was approximately $1.4 million, $2.7 million and $2.7 million for the years ended December 31, 2024, 2023, and 2022, respectively. Our intangible assets related to customer relationships and trade names have an average useful life of 13.5 years. Expected amortization expense for each of the next five years and thereafter is as follows (in thousands):

Year Ended	Amount
2025	$ 979
2026	979
2027	979
2028	979
2029	979
Thereafter	4,364
Total	$ 9,259

Note 11—Asset Retirement Obligations

Our asset retirement obligations ("AROs") are primarily related to the removal of underground storage tanks and the removal of brand signage at owned and leased retail sites which are legally required, whether by government action or contractual arrangement. The table below summarizes the changes in our recorded AROs (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Beginning balance	$ 16,340	$ 15,375	$ 14,414
Accretion expense	1,369	965	934
Revision in estimate	—	—	116
Liabilities settled during period	—	—	(89)
Ending balance	$ 17,709	$ 16,340	$ 15,375

Note 12—Inventory Financing Agreements

The following table summarizes our outstanding obligations under our inventory financing agreements (in thousands):

	December 31,	
	2024	**2023**
Inventory Intermediation Agreement	$ 194,198	$ —
Supply and Offtake Agreement	—	594,362
LC Facility due 2024	—	—
Obligations under inventory financing agreements	$ 194,198	$ 594,362

Inventory Intermediation Agreement

On May 31, 2024, Par Hawaii Refining, LLC ("PHR"), our wholly owned subsidiary, entered into an inventory intermediation agreement with Citigroup Energy Inc. ("Citi") (the "Inventory Intermediation Agreement") to support our Hawaii refining operations. Pursuant to the Inventory Intermediation Agreement, Citi will finance and hold title to crude oil in storage tanks and certain crude oil in transit to be consumed by PHR's refinery located in Kapolei, Hawaii (the "Hawaii Refinery"). In connection with the Inventory Intermediation Agreement, Citi will enter into certain hedging transactions, in each case, on terms and subject to conditions set forth in the Inventory Intermediation Agreement. The net cash proceeds of $203.1 million, presented as Proceeds from inventory financing agreements in our consolidated statement of cash flows, were used to settle a portion of PHR's outstanding obligations under the prior J. Aron intermediation agreement.

Upon entry into the Inventory Intermediation Agreement, Citi purchased from PHR all the crude oil held in its Hawaii storage tanks. Though title resides with Citi, the Inventory Intermediation Agreement is accounted for similar to a product financing arrangement and the crude oil inventories will continue to be included in our consolidated balance sheets until processed and sold to a third party. Monthly, we record a liability in an amount equal to the amount we expect to pay to repurchase the inventory held by Citi as, following expiration or termination of the Inventory Intermediation Agreement, we are obligated to purchase the crude oil then-owned by Citi at then-current market prices.

The Inventory Intermediation Agreement has a term of three years with a one-year extension option upon mutual agreement. Par Petroleum, LLC, a wholly owned subsidiary, guarantees PHR's obligations under the Inventory Intermediation Agreement and certain other related agreements pursuant to an unsecured guaranty. In connection with the Inventory Intermediation Agreement, on May 31, 2024, PHR entered into a pledge and security agreement with Citi, which grants Citi a security interest on certain collateral to secure the obligations of PHR under the Inventory Intermediation Agreement.

The Inventory Intermediation Agreement also requires PHR to comply with certain covenants that restrict PHR's ability to take certain actions, including certain limitations on PHR's ability to incur debt and grant liens.

Supply and Offtake Agreement

Prior to May 31, 2024, we were a party to the Supply and Offtake Agreement with J. Aron to support our Hawaii refining operations. Under the Supply and Offtake Agreement, we paid or received certain fees from J. Aron based on changes in crude oil market prices over time. Though title to the crude oil and certain refined product inventories resided with J. Aron, the Supply and Offtake Agreement was accounted for similar to a product financing arrangement; therefore, the crude oil and refined products inventories continued to be included in our consolidated balance sheets until processed and sold to a third party. Each reporting period, we recorded a liability in an amount equal to the amount we expected to pay to repurchase the inventory held by J. Aron based on then-current market prices.

Prior to May 31, 2024, a discretionary draw facility (the "Discretionary Draw Facility") was available to PHR up to but excluding the expiration date. Under the Discretionary Draw Facility, J. Aron agreed to make advances to PHR from time to time at the request of PHR, subject to the satisfaction of certain conditions precedent, in an aggregate principal amount at any one time outstanding not to exceed the lesser of $165 million or the sum of the borrowing base, which was calculated as (x) 85% of the eligible accounts receivables, plus (y) the lesser of $82.5 million and 85% of eligible hydrocarbon inventory, minus (z) such reserves as established by J. Aron in respect of eligible receivables and eligible hydrocarbon inventory. The Discretionary Draw Facility bore interest at a rate equal to LIBOR (or LIBOR equivalent) plus an applicable spread between 3.50% and 4.00% to be determined annually based on certain financial ratios. We also paid a discretionary draw availability fee equal to 0.75% of the unused capacity under the Discretionary Draw Facility.

On May 31, 2024, the Supply and Offtake Agreement expired, the J. Aron Discretionary Draw Facility was terminated, and we entered into the Inventory Intermediation Agreement. We paid $382.1 million and $60.9 million to settle our J. Aron obligation and Discretionary Draw Facility remaining obligations, respectively. These payments are presented within Payments for termination of inventory financing agreements and Net borrowings (repayments) of deferred payment arrangements and receivable advances in our consolidated statement of cash flows. In connection with the termination of the Supply and Offtake Agreement, we recognized termination costs of $0.2 million, which are recorded in Debt extinguishment and commitment costs on our consolidated statements of operations for the year ended December 31, 2024. As of December 31, 2024, there were no outstanding obligations under the Supply and Offtake Agreement.

Prior to May 31, 2024, under the Supply and Offtake Agreement, we paid or received certain fees from J. Aron based on then-changes in market prices over time. In 2022, we entered into multiple contracts to fix certain market fees for the month of March 2022 for $4.5 million. For the years ended December 31, 2024, and 2023, we did not enter into any contracts to fix market fees related to our Supply and Offtake Agreement. The amount due to or from J. Aron was recorded as an adjustment to our Obligations under inventory financing agreements as allowed under the Supply and Offtake Agreement. We recognized fixed market fees of $8.8 million for the years ended December 31, 2022, which were included in Cost of revenues (excluding depreciation) on our consolidated statements of operations. We did not recognize any fixed market fees due for the years ended December 31, 2024, and 2023.

LC Facility due 2024

On July 26, 2023, PHR, as borrower, the lenders and letter of credit issuing banks party thereto (collectively, the "LC Facility Lenders"), MUFG Bank, Ltd., as administrative agent (the "LC Facility Agent"), sub-collateral agent, joint lead arranger and sole bookrunner, Macquarie Bank Limited, as joint lead arranger, and U.S. Bank Trust Company, National Association, as collateral agent (the "Collateral Agent"), entered into an Uncommitted Credit Agreement (the "LC Facility Agreement") whereby the LC Facility Lenders agreed, on an uncommitted and absolutely discretionary basis, to consider making revolving credit loans and issuing and participating in letters of credit in the maximum available amount of $120.0 million in the aggregate (the "LC Facility") with the right to request an increase up to $350.0 million in the aggregate, subject to certain conditions. Letters of credit issued under the LC Facility were intended to finance and provide credit support for certain of PHR's purchases of crude oil.

The LC Facility was early terminated on May 31, 2024, in connection with the termination of the Supply and Offtake Agreement and entry into the Inventory Intermediation Agreement. In connection with the termination of the LC Facility, we recognized debt extinguishment costs of $0.6 million, which are included in Debt extinguishment and commitment costs on our consolidated statements of operations for the year ended December 31, 2024. We did not have any outstanding borrowings under the LC Facility as of the termination date.

The revolving credit loans under the LC Facility bore interest at a (1) SOFR rate plus the applicable margin of 2.5%, (2) cost of funds rate plus applicable margin of 2.5% or (3) alternate base rate plus 1.5%, as more particularly described in the LC Facility Agreement.

PHR had agreed to pay certain fees and commissions with respect to letters of credit under the LC Facility, including, but not limited to, a letter of credit commission, in an amount equal to the greater of $750 (in dollars) and (1) 2.00% per annum of the face amount of any trade letter of credit, or (2) 2.25% per annum of the face amount of any performance letter of credit, each payable monthly in arrears. In addition, PHR paid a fronting fee equal to 0.25% of the face amount of each letter of credit issued by a letter of credit issuing bank, payable monthly in arrears.

Washington Refinery Intermediation Agreement

Prior to December 31, 2023, we were a party to the Washington Refinery Intermediation Agreement with MLC, which provided a structured financing arrangement based on U.S. Oil's crude oil and refined products inventories and associated accounts receivable. Under this arrangement, U.S. Oil purchased crude oil supplied from third-party suppliers and MLC provided credit support for such crude oil purchases. MLC's credit support consisted of either providing a payment guaranty, causing the issuance of a letter of credit from a third-party issuing bank, or purchasing crude oil directly from third parties on our behalf. U.S. Oil held title to all crude oil and refined products inventories at all times and pledged such inventories, together with all receivables arising from the sales of the same, exclusively to MLC.

On October 4, 2023, U.S. Oil entered into a wind-down and termination agreement (the "Wind-Down Agreement") with MLC, which provided for the wind down of the respective obligations of MLC and U.S. Oil. Under the Wind-Down Agreement, in exchange for cash collateral provided by U.S. Oil to MLC, the payment of certain fees by U.S. Oil to MLC, and the satisfaction of other conditions precedent specified in the Wind-Down Agreement, MLC released all of its liens and security interests in all collateral, and MLC and U.S. Oil terminated the First Lien ISDA Agreement, Collateral Agreement, and all other guarantee and collateral documents, other than certain surviving obligations and certain other obligations which specifically continue under the terms of the Wind-Down Agreement. In connection with the Wind-Down Agreement, we recognized termination fees of $1.5 million, which were recorded in Debt extinguishment and commitment costs on our consolidated statement of operations for the year ended December 31, 2023. The cash paid to settle the obligation is included in Payments for termination of inventory financing agreements in our consolidated statements of cash flows for the year ended December 31, 2023. As of December 31, 2024, and 2023, there were no outstanding obligations under the Washington Refinery Intermediation Agreement.

The following table summarizes our outstanding borrowings, letters of credit, and contractual undertaking obligations under the intermediation agreements (in thousands):

	December 31,	
	2024	**2023**
Discretionary Draw Facility		
Outstanding borrowings (1)	$ —	$ 165,459
Borrowing capacity	—	175,891
LC Facility due 2024		
Outstanding borrowings	—	—
Borrowing capacity	—	120,000
LC Facility issued letters of credit	—	13,000

_____

(1) Borrowings outstanding under the Discretionary Draw Facility were included in Obligations under inventory financing agreements on our consolidated balance sheets. Changes in the borrowings outstanding under these arrangements were included within Cash flows from financing activities on our consolidated statements of cash flows.

The following table summarizes the inventory intermediation fees, which are included in Cost of revenues (excluding depreciation) on our consolidated statements of operations, and Interest expense and financing costs, net related to the intermediation agreements (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Net fees and expenses:			
Inventory Intermediation Agreement			
Inventory intermediation fees (1)	$ 17,480	$ —	$ —
Interest expense and financing costs, net	775	—	—
Supply and Offtake Agreement			
Inventory intermediation fees (1)	30,918	56,164	100,610
Interest expense and financing costs, net	2,872	7,149	6,150
Washington Refinery Intermediation Agreement			
Inventory intermediation fees	—	2,250	3,000
Interest expense and financing costs, net	—	9,280	10,111
LC Facility due 2024			
Interest expense and financing costs, net	1,142	1,667	—

_____

(1) Inventory intermediation fees under the Inventory Intermediation Agreement include market structure fees of $11.8 million for the year ended December 31, 2024. Inventory intermediation fees under the Supply and Offtake Agreement include market structure fees of $13.5 million, $13.5 million, and $63.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Prior to termination, the Supply and Offtake Agreement and the Washington Refinery Intermediation Agreement also provided us with the ability to economically hedge price risk on our inventories and crude oil purchases. Please read Note 15—Derivatives for further information.

Note 13—Other Accrued Liabilities

Other accrued liabilities at December 31, 2024 and 2023, consisted of the following (in thousands):

	December 31,	
	2024	**2023**
Accrued payroll and other employee benefits	$ 34,130	$ 40,533
Gross environmental credit obligations (1)	231,982	286,904
Derivative liabilities	19,548	27,725
Deferred revenue	16,247	15,220
Other	42,281	51,380
Total	$ 344,188	$ 421,762

_____

(1) Please read Note 16—Fair Value Measurements for further information. A portion of these obligations are expected to be settled with our RINs assets and other environmental credits, which are presented as Inventories on our consolidated balance sheet and are stated at the lower of cost or net realizable value. The carrying costs of these assets were $195.0 million and $237.6 million as of December 31, 2024 and 2023, respectively.

Note 14—Debt

The following table summarizes our outstanding debt (in thousands):

	December 31,	
	2024	**2023**
ABL Credit Facility due 2028	$ 483,000	$ 115,000
Term Loan Credit Agreement due 2030	640,125	545,875
Other long-term debt	4,108	4,746
Principal amount of long-term debt	1,127,233	665,621
Less: unamortized discount and deferred financing costs	(14,266)	(14,763)
Total debt, net of unamortized discount and deferred financing costs	1,112,967	650,858
Less: current maturities, net of unamortized discount and deferred financing costs	(4,885)	(4,255)
Long-term debt, net of current maturities	$ 1,108,082	$ 646,603

Annual maturities of our long-term debt for the next five years and thereafter are as follows (in thousands):

Year Ended	Amount Due
2025	$ 7,169
2026	7,201
2027	7,234
2028	490,269
2029	7,306
Thereafter	608,054
Total	$ 1,127,233

As of December 31, 2024, and December 31, 2023, we had $110.2 million and $133.7 million in letters of credit outstanding under the ABL Credit Facility, as defined below, respectively. We had $57.1 million and $56.2 million in surety bonds outstanding as of December 31, 2024, and December 31, 2023, respectively.

Under the ABL Credit Facility and the Term Loan Credit Agreement, defined below, our subsidiaries are restricted from paying dividends or making other equity distributions, subject to certain exceptions.

ABL Credit Facility due 2028

On April 26, 2023, in connection with the Billings Acquisition, we repaid in full and terminated the loan and security agreements with certain lenders and Bank of America, N.A., as administrative agent and collateral agent and entered into an Asset-Based Revolving Credit Agreement with certain lenders, and Wells Fargo Bank, National Association, as administrative agent and collateral agent (as amended from time to time, the "ABL Credit Facility"), providing for a senior secured asset-based revolving credit facility in an initial aggregate principal amount of up to $150 million and secured by a first priority lien over certain of our assets and other personal property, subject to certain customary exceptions.

In accordance with ASC Topic 470, "Debt", we accounted for the ABL Credit Facility as a debt modification and unamortized deferred financing costs/modification costs of $0.7 million were rolled into the ABL Credit Facility and will be amortized over the remaining term of the ABL Credit Facility.

On May 30, 2023, the ABL Credit Facility was amended ("ABL Credit Facility Billings Amendment") in order to, among other things, increase the commitment amount by $450 million, adjust the borrowing base to account for the Billings Acquisition assets, and fund an escrow account to purchase a portion of the hydrocarbon inventory associated with the Billings Acquisition. Initially the ABL Credit Facility permitted the issuance of letters of credit of up to $65 million; with the ABL Credit Facility Billings Amendment this amount increased to $250 million.

On October 4, 2023, we entered into the Second Amendment to the ABL Credit Facility. The Second Amendment to the ABL Credit Facility provided for, among other things, (i) incremental commitments that increase the total revolver commitment under the ABL Credit Facility to $900 million, (ii) future incremental increases up to $400 million, (iii) the designation of U.S. Oil as a borrower under the ABL Credit Facility, (iv) the grant of a security interest in all or substantially all of the assets of each of U.S. Oil and certain affiliated entities' to secure the obligations under the ABL Credit Facility, and (v) amendments to certain defined terms and provisions in the ABL Credit Facility agreement.

On March 22, 2024, we entered into the Third Amendment (the "Third Amendment") to the ABL Credit Facility. The Third Amendment provided for, among other things, (i) incremental commitments that increase the total revolver commitment under the ABL Credit Facility to $1.4 billion, (ii) future incremental increases up to $400 million, (iii) the joinder of PHR to the ABL Credit Facility as a Borrower and (iv) certain other amendments to the ABL Credit Facility to permit a new intermediation facility in favor of PHR. We recorded deferred financing costs of $3.8 million related to the Third Amendment that will be amortized over the remaining term of the ABL Credit Facility.

On May 31, 2024, in connection with the entry into the Inventory Intermediation Agreement, PHR entered into a Joinder Agreement, as a borrower to the ABL Credit Facility. As of December 31, 2024, the ABL Credit Facility had $483 million outstanding in revolving loans and a borrowing base of approximately $1.0 billion. The ABL Credit Facility will mature, and the commitments thereunder will terminate on April 26, 2028. As of December 31, 2024, we had $421.8 million of availability under the ABL Credit Facility.

The interest rates applicable to borrowings under the ABL Credit Facility are based on a fluctuating rate of interest measured by reference to either, at our option, (i) a base rate, plus an applicable margin, or (ii) an Adjusted Term SOFR rate, plus an applicable margin. The initial applicable margin for borrowings under the ABL Credit Facility is 0.50% per annum with respect to base rate borrowings and 1.50% per annum with respect to SOFR borrowings, and the applicable margin for such borrowings after June 30, 2023, will be based on the our quarterly average excess availability as determined by reference to a borrowing base, ranging from 0.25% per annum to 0.75% per annum with respect to base rate borrowings and from 1.25% per annum to 1.75% per annum with respect to SOFR borrowings. We also pay a *de minimis* fee for any undrawn amounts available under the ABL Credit Facility. The effective interest rate was 6.97% and 2.65% for the years ended December 31, 2024 and 2023, respectively.

Under the ABL Credit Agreement, the applicable margins for the ABL Credit Facility and advances under the ABL Credit Facility are as specified below:

Level	Arithmetic Mean of Daily Availability (as a percentage of the borrowing base)	Term SOFR Loans	Base Rate Loans
1	>50%	1.25%	0.25%
2	>30% but ≤50%	1.50%	0.50%
3	≤30%	1.75%	0.75%

The ABL Credit Facility includes certain customary affirmative and negative covenants, including a minimum financial fixed charge coverage ratio and a minimum borrower group fixed charge coverage ratio. In addition, the covenants limit our ability and the ability of our restricted subsidiaries to incur indebtedness, grant liens, make investments, engage in acquisitions, mergers, or consolidations, engage in certain hedging transactions, and pay dividends and other restricted payments.

Term Loan Credit Agreement due 2030

On February 28, 2023, we entered into a term loan credit agreement (the "Term Loan Credit Agreement") with Wells Fargo Bank, National Association, as administrative agent (the "Agent"), and the lenders party thereto ("Lenders"). Pursuant to the Term Loan Credit Agreement, the Lenders made an initial senior secured term loan in the principal amount of $550.0 million at a price equal to 98.5% of its face value. The initial loan bears interest at SOFR, as defined below. The net proceeds were used to refinance our Term Loan B Facility and repurchase our outstanding 7.75% Senior Secured Notes and 12.875% Senior Secured Notes and any remaining net proceeds were used for general corporate purposes. We recognized an aggregate of $2.8 million in debt modification costs in connection with the refinancing, which were recorded in Debt extinguishment and commitment costs on our consolidated statement of operations for the year ended December 31, 2023.

On April 8, 2024, the Term Loan Credit Agreement was amended by the Amendment No. 1 to Term Loan Credit Agreement ("Amendment No. 1 to Term Loan Credit Agreement"). Amendment No. 1 to Term Loan Credit Agreement provided for, among other things, (i) a reduction in the Applicable Margin under the Term Loan Credit Agreement by 50 basis points, such that base rate loans and SOFR loans will bear interest at the applicable base rate plus 2.75% and 3.75%, respectively, and (ii) the elimination of the Term SOFR Adjustment of 10 basis points with respect to loans under the Term Loan Credit Agreement.

On November 25, 2024, the Term Loan Credit Agreement was amended by the Amendment No. 2 to Term Loan Credit Agreement ("Amendment No. 2 to Term Loan Credit Agreement"). Amendment No. 2 to Term Loan Credit Agreement provided for, among other things, an increase to the size of the term loan from $550.0 million to an aggregate initial principal balance of $650.0 million. We recorded deferred financing costs of $0.5 million related to the Amendment No. 2 to Term Loan Credit Agreement that will be amortized over the remaining term.

The Term Loan Credit Agreement bears interest at a fluctuating rate per annum equal to either a SOFR rate or base rate "Base Rate", provided that the Base Rate shall not be below 1.5%, as defined in the Term Loan Credit Agreement. The SOFR rate and Base Rate definitions are summarized below:

SOFR Rate loan   Secured overnight financing rate plus the applicable margin of 4.250% per annum with a stepdown in the applicable margin of 0.25% in the event the Company's credit rating is upgraded to Ba3/BB-,

Base Rate loan   A per annum rate plus the applicable margin of 3.250%. The base rate is the greatest of:

- a rate as calculated by the Federal Reserve Bank of New York based on such day's federal funds transactions by depository institutions ("Federal Funds Rate") for such day, plus 0.5%;
- a rate equal to adjusted term SOFR for a one month interest period as of such day plus 1.0%; or
- a rate as announced by Wells Fargo (the "Prime Rate").

The Term Loan Credit Agreement requires quarterly payments of $1.6 million on the last business day of each March, June, September and December, commencing on June 30, 2023, with the balance due upon maturity. The Term Loan Credit Agreement matures on February 28, 2030.

7.75% Senior Secured Notes

On May 24, 2022, and July 14, 2022, we repurchased and cancelled $5.0 million and $10.0 million in aggregate principal amounts of the 7.75% Senior Secured Notes at repurchase prices of 97.50% and 95.00%, respectively, of the aggregate principal amount of notes repurchased. We recognized aggregate discounts of $0.6 million and incurred aggregate debt extinguishment costs of $0.2 million for these repurchases, which were recorded in Debt extinguishment and commitment costs on our consolidated statement of operations for the year ended December 31, 2022. On February 28, 2023, we repurchased and cancelled $260.6 million in aggregate principal amount of the 7.75% Senior Secured Notes at a repurchase price of 102.12% of the aggregate principal amount repurchased. On March 17, 2023, we repurchased and cancelled all remaining outstanding 7.75% Senior Secured Notes at a repurchase price of 101.94% of the aggregate principal amount repurchased. In connection with the termination of the 7.75% Senior Secured Notes, we recognized debt extinguishment costs of $5.9 million associated with debt repurchase premiums and $3.4 million associated with unamortized deferred financing costs, which were recorded in Debt extinguishment and commitment costs on our consolidated statement of operations for the year ended December 31, 2023. Our 7.75% Senior Secured Notes bore interest at a rate of 7.75% per year (payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2018).

Term Loan B Facility

On February 28, 2023, we terminated and repaid all amounts outstanding under the Term Loan B Facility. We recognized debt extinguishment costs of $1.7 million associated with unamortized deferred financing costs, which were recorded in Debt extinguishment and commitment costs on our consolidated statement of operations for the year ended December 31, 2023. The Term Loan B Facility bore interest at a rate per annum equal to Adjusted LIBOR (as defined in the Term Loan B Facility) plus an applicable margin of 6.75% or at a rate per annum equal to Alternate Base Rate (as defined in the Term Loan B Facility) plus an applicable margin of 5.75%. In addition to the quarterly interest payments, the Term Loan B Facility required quarterly principal payments of $3.1 million.

12.875% Senior Secured Notes

We repurchased and cancelled $13.9 million and $21.7 million in aggregate principal amount of 12.875% Senior Secured Notes on May 16, 2022, and May 27, 2022, respectively, at a repurchase price of 111.125% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest as of the repurchase date. On June 13, 2022, we repurchased an additional $1.3 million in aggregate principal amount of the notes at a repurchase price of 111.00% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest as of the repurchase date. We paid premiums of approximately $4.1 million upon repurchases of the 12.875% Senior Secured Notes during the year ended December 31, 2022, and incurred aggregate debt extinguishment costs of $1.6 million for these repurchases, which were recorded in Debt extinguishment and commitment costs on our consolidated statement of operations for the year ended December 31, 2022. On February 28, 2023, we repurchased and cancelled $29 million in aggregate principal amount of the 12.875% Senior Secured Notes at a repurchase price of 109.044% of the aggregate principal amount repurchased. On March 17, 2023, we repurchased and cancelled all remaining outstanding 12.875% Senior Secured Notes at a repurchase price of 108.616% of the aggregate principal amount repurchased. In connection with the termination of the 12.875% Senior Secured Notes, we recognized debt extinguishment costs of $2.8 million associated with debt repurchase premiums and $1.1 million associated with unamortized deferred financing costs, which were recorded in Debt extinguishment and commitment costs on our consolidated statement of operations for the year ended December 31, 2023. The 12.875% Senior Secured Notes bore interest at an annual rate of 12.875% per year (payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021).

Other long-term debt

On June 7, 2023, we entered into two promissory notes with a third-party lender to acquire land in Kahului, Hawaii, and Hilo, Hawaii totaling $5.1 million. The notes bear interest at a fixed rate of 4.625% per annum and are payable on the first day of each month, commencing on July 1, 2023, until maturity. The promissory notes are unsecured and mature on June 7, 2030.

Cross Default Provisions

Included within each of our debt agreements are affirmative and negative covenants and customary cross default provisions that require the repayment of amounts outstanding on demand unless the triggering payment default or acceleration is remedied, rescinded, or waived. As of December 31, 2024, we were in compliance with all of our debt instruments.

Note 15—Derivatives

Commodity Derivatives

We utilize commodity derivative contracts to manage our price exposure in our inventory positions, future purchases of crude oil, future purchases and sales of refined products, and crude oil consumption in our refining process. The derivative contracts that we execute to manage our price risk include exchange traded futures, options, and OTC swaps. Our futures, options, and OTC swaps are marked-to-market and changes in the fair value of these contracts are recognized within Cost of revenues (excluding depreciation) on our consolidated statements of operations.

We are obligated to repurchase the crude oil from Citi at the termination of the Inventory Intermediation Agreement. On May 31, 2024, we repurchased the crude oil and refined products from J. Aron at the expiration of the Supply and Offtake Agreement. Our Washington Refinery Intermediation Agreement contained forward purchase obligations for certain volumes of crude oil and refined products that were required to be settled at market prices on a monthly basis. Thus, we have determined that the obligations under the current Inventory Intermediation Agreement contains, and those under the previously terminated Supply and Offtake Agreement and Washington Refinery Intermediation Agreement contained, embedded derivatives. As such, we have accounted for the embedded derivatives contained in the aforementioned agreements at fair value with changes in the fair value recorded in Cost of revenues (excluding depreciation) on our consolidated statements of operations for the years ended December 31, 2024 and 2023.

We have entered into forward purchase contracts for crude oil, forward purchases and sales contracts of refined products, and forward purchase contracts for environmental credits. We elect the normal purchases normal sales ("NPNS") exception for all forward contracts that meet the definition of a derivative and are not expected to net settle. Any gains and losses with respect to these forward contracts designated as NPNS are not reflected in earnings until the delivery occurs.

We elect to offset fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting agreement. Our consolidated balance sheets present derivative assets and liabilities on a net basis. Please read Note 16—Fair Value Measurements for the gross fair value and net carrying value of our derivative instruments. Our cash margin that is required as collateral deposits cannot be offset against the fair value of open contracts except in the event of default.

Our open futures and OTC swaps expire in December 2025. At December 31, 2024, our open commodity derivative contracts represented (in thousands of barrels):

Contract type	Purchases	Sales	Net
Futures	88,901	(94,018)	(5,117)
Swaps	5,249	(5,899)	(650)
Total	94,150	(99,917)	(5,767)

At December 31, 2024, we also had option collars that economically hedge a portion of our internally consumed fuel at our refineries. The following table provides information on these option collars at our refineries as of December 31, 2024:

Total open option collars	2,430
Weighted-average strike price - floor (in dollars)	$ 58.15
Weighted-average strike price - ceiling (in dollars)	$ 83.68
Earliest commencement date	January 2025
Furthest expiry date	December 2025

Interest Rate Derivatives

We are exposed to interest rate volatility in our ABL Credit Facility, Term Loan Credit Agreement, and the Inventory Intermediation Agreement. We may utilize interest rate swaps to manage our interest rate risk. On April 12, 2023, we entered into an interest rate collar transaction to manage our interest rate risk related to the Term Loan Credit Agreement. The interest rate collar agreement reduces variable interest rate risk from May 31, 2023, through May 31, 2026, with a notional amount of $300.0 million as of December 31, 2024. The terms of the agreement provide for an interest rate cap of 5.50% and floor of 2.30%, based on the three-month SOFR as of the fixing date. The interest rate collar transaction expires on May 31, 2026.

The following table provides information on the fair value amounts (in thousands) of these derivatives as of December 31, 2024 and 2023, and their placement within our consolidated balance sheets.

	Balance Sheet Location	December 31, 2024	December 31, 2023
		Asset (Liability)	
Commodity derivatives (1)	Prepaid and other current assets	$ 10,591	$ 43,356
Commodity derivatives (2)	Other accrued liabilities	(13,456)	(530)
J. Aron repurchase obligation derivative	Obligations under inventory financing agreements	—	(392)
Citi repurchase obligation derivative	Obligations under inventory financing agreements	(1,588)	—
Interest rate derivatives	Other liabilities	(24)	(821)

(1) Does not include cash collateral of $38.6 million and $21.8 million recorded in Prepaid and other current assets as of December 31, 2024, and 2023, respectively, and $9.5 million in Other long-term assets as of December 31, 2023. As of December 31, 2024, we had no cash collateral recorded in Other long-term assets. Does not include $2.3 million recorded in Prepaid and other current assets as of December 31, 2024, related to realized derivatives receivable.

(2) Does not include $6.1 million and $27.2 million recorded in Other accrued liabilities as of December 31, 2024, and 2023, respectively, related to realized derivatives payable.

The following table summarizes the pre-tax gains (losses) recognized in Net income (loss) on our consolidated statements of operations resulting from changes in fair value of derivative instruments not designated as hedges charged directly to earnings (in thousands):

	Statement of Operations Classification	Year Ended December 31,		
		2024	2023	2022
Commodity derivatives	Cost of revenues (excluding depreciation)	$ 9,615	$ (16,701)	$ (65,814)
J. Aron repurchase obligation derivative	Cost of revenues (excluding depreciation)	1,053	11,764	2,995
Citi repurchase obligation derivative	Cost of revenues (excluding depreciation)	(1,588)	—	—
MLC terminal obligation derivative	Cost of revenues (excluding depreciation)	—	(34,149)	(49,636)
Interest rate derivatives	Interest expense and financing costs, net	796	(821)	—

Note 16—Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Purchase Price Allocation of Billings Acquisition

The fair values of the assets acquired and liabilities assumed as a result of the Billings Acquisition were estimated as of June 1, 2023, the date of the acquisition, using valuation techniques described in notes (1) through (5) below.

	Fair Value	Valuation Technique
	(in thousands)	
Net working capital excluding operating leases	$ 294,507	(1)
Property, plant, and equipment	259,088	(2)
Operating lease right-of-use assets	3,562	(3)
Refining and logistics equity investments	86,600	(4)
Other long-term assets	4,094	(1)
Current operating lease liabilities	(2,081)	(3)
Long-term operating lease liabilities	(1,481)	(3)
Environmental liabilities	(18,869)	(5)
Total	$ 625,420	

_____

(1) Current assets acquired and liabilities assumed were recorded at their net realizable value. Other long-term assets include preliminary costs for future turnarounds that were recently incurred and were recorded at their net realizable value.

(2) The fair value of personal property was estimated using the cost approach. Key assumptions in the cost approach include determining the replacement cost by evaluating recent purchases of comparable assets or published data, and adjusting replacement cost for economic and functional obsolescence, location, normal useful lives, and capacity (if applicable). The fair value of real property was estimated using the market approach. Key assumptions in the market approach include determining the asset value by evaluating recent purchases of comparable assets under similar circumstances. We consider this to be a Level 3 fair value measurement.

(3) Operating lease right-of-use assets and liabilities were recognized based on the present value of lease payments over the lease term using the incremental borrowing rate at acquisition of 9.6%.

(4) The fair value of our investments in YELP and YPLC were determined using a combination of the income approach and the market approach. Under the income approach, we estimated the present value of expected future cash flows using a market participant discount rate. Under the market approach, we estimated fair value using observable multiples for comparable companies in the investments' industries. These valuation methods require us to make significant estimates and assumptions regarding future cash flows, capital projects, commodity prices, long-term growth rates, and discount rates. We consider this to be a Level 3 fair value measurement.

(5) Environmental liabilities are based on management's best estimates of probable future costs using currently available information. We consider this to be a Level 3 fair value measurement.

Equity Method Investments

We evaluate equity method investments for impairment when factors indicate that a decrease in the value of our investment has occurred and the carrying amount of our investment may not be recoverable. An impairment loss, based on the difference between the carrying value and the estimated fair value of the investment, is recognized in earnings when an impairment is deemed to be other than temporary.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Derivative instruments

We classify financial assets and liabilities according to the fair value hierarchy. Financial assets and liabilities classified as Level 1 instruments are valued using quoted prices in active markets for identical assets and liabilities. These include our exchange traded futures. Level 2 instruments are valued using quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability. Our Level 2 instruments include OTC swaps and options. These derivatives are valued using market quotations from independent price reporting agencies and commodity exchange price curves that are corroborated with market data. Level 3 instruments are valued using significant unobservable inputs that are not supported by sufficient market activity. The valuation of the embedded derivative related to our Citi repurchase obligation is based on estimates of the prices and a weighted-average price differential assuming settlement at the end of the reporting period. Estimates of the Citi settlement prices are based on observable inputs, such as Brent indices, and unobservable inputs, such as contractual price differentials as defined in the Inventory Intermediation Agreement. Prior to the termination of the Supply and Offtake Agreement on May 31, 2024, we had embedded derivatives related to our J. Aron repurchase obligation which were based on estimates of the prices and differentials assuming settlement at the end of the reporting period. Estimates of the J. Aron settlement prices were based on observable inputs, such as Brent indices, and unobservable inputs, such as contractual price differentials as defined in the Supply and Offtake Agreement. Such contractual differentials varied by location and by the type of product, had a weighted average of $13.75, and range from a discount of $7.74 per barrel to a premium of $36.07 per barrel as of December 31, 2023. Contractual price differentials are considered unobservable inputs; therefore, these embedded derivatives are classified as Level 3 instruments. We do not have other commodity derivatives classified as Level 3 at December 31, 2024 or 2023. Please read Note 15—Derivatives for further information on derivatives.

Gross Environmental credit obligations

During the quarter ended December 31, 2023, we had a change in estimate in our valuation of our gross environmental credit obligations, due to the settlement of all outstanding prior period environmental credit obligations. Beginning in the fourth quarter of 2023, the portion of the estimated gross environmental credit obligations satisfied by internally generated or purchased RINs or other environmental credits is recorded at the carrying value of such internally generated or purchased RINs or other environmental credits. The remainder of the estimated gross environmental credit obligation is recorded at the market price of the RINs or other environmental credits that are needed to satisfy the remaining obligation as of the end of the reporting period and classified as Level 2 instruments as we obtain the pricing inputs for the RINs and other environmental credits from brokers based on market quotes on similar instruments. Please read Note 18—Commitments and Contingencies for further information on the EPA regulations related to greenhouse gases.

Financial Statement Impact

Fair value amounts by hierarchy level as of December 31, 2024 and 2023, are presented gross in the tables below (in thousands):

						December 31, 2024								
		Level 1		Level 2		Level 3		Gross Fair Value		Effect of Counter-party Netting		Net Carrying Value on Balance Sheet (1)	
Assets													
Commodity derivatives	$	209,666	$	13,506	$	—	$	223,172	$	(212,581)	$	10,591	
Liabilities													
Commodity derivatives	$	(215,139)	$	(10,898)	$	—	$	(226,037)	$	212,581	$	(13,456)	
Citi repurchase obligation derivative		—		—		(1,588)		(1,588)		—		(1,588)	
Interest rate derivatives		—		(24)		—		(24)		—		(24)	
Gross environmental credit obligations (2) (3)		—		(44,498)		—		(44,498)		—		(44,498)	
Total	$	(215,139)	$	(55,420)	$	(1,588)	$	(272,147)	$	212,581	$	(59,566)	

December 31, 2023

	Level 1	Level 2	Level 3	Gross Fair Value	Effect of Counter-party Netting	Net Carrying Value on Balance Sheet (1)
Assets						
Commodity derivatives	$ 100,074	$ 175,191	$ —	$ 275,265	$ (231,909)	$ 43,356
Liabilities						
Commodity derivatives	$ (92,417)	$ (140,022)	$ —	$ (232,439)	$ 231,909	$ (530)
Citi repurchase obligation derivative	—	—	—	—	—	—
J. Aron repurchase obligation derivative	—	—	(392)	(392)	—	(392)
Interest rate derivatives	—	(821)	—	(821)	—	(821)
Gross environmental credit obligations (2) (3)	—	(54,245)	—	(54,245)	—	(54,245)
Total	$ (92,417)	$ (195,088)	$ (392)	$ (287,897)	$ 231,909	$ (55,988)

(1) Does not include cash collateral of $38.6 million and $31.3 million as of December 31, 2024 and 2023, respectively, included within Prepaid and other current assets and Other long-term assets on our consolidated balance sheets, respectively.

(2) Does not include RINs assets and other environmental credits of $195.0 million and $237.6 million presented in Inventories on our consolidated balance sheet and stated at the lower of cost and net realizable value as of December 31, 2024 and 2023, respectively.

(3) Does not include environmental liabilities of $187.5 million and $232.7 million satisfied by internally generated or purchased environmental credits and presented at the carrying value of these credits included in Other Accrued Liabilities on our consolidated balance sheets as of December 31, 2024 and 2023, respectively.

A roll forward of Level 3 derivative instruments measured at fair value on a recurring basis is as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Balance, beginning of period	$ (392)	$ 2,279	$ (37,321)
Settlements	(661)	19,714	86,242
Total gains (losses) included in earnings (1)	(535)	(22,385)	(46,642)
Balance, end of period	$ (1,588)	$ (392)	$ 2,279

(1) Included in Cost of revenues (excluding depreciation) on our consolidated statements of operations.

The carrying value and fair value of long-term debt and other financial instruments as of December 31, 2024 and 2023 are as follows (in thousands):

	December 31, 2024	
	Carrying Value	Fair Value
ABL Credit Facility due 2028 (1)	$ 483,000	$ 483,000
Term Loan Credit Agreement due 2030 (2)	625,859	636,924
Other long-term debt (2)	4,108	4,412

	December 31, 2023	
	Carrying Value	**Fair Value**
ABL Credit Facility due 2028 (1)	$ 115,000	$ 115,000
Term Loan Credit Agreement due 2030 (2)	531,112	545,875
LC Facility due 2024 (1)	—	—
Other long-term debt (2)	4,746	4,387

(1) The fair value measurements of the ABL Credit Facility and the LC Facility are considered Level 3 measurements in the fair value hierarchy

(2) The fair value measurements of the Term Loan Credit Agreement and Other long-term debt are considered Level 2 measurements in the fair value hierarchy as discussed below.

The fair value of the Term Loan Credit Agreement and Other long-term debt were determined using a market approach based on quoted prices. The inputs used to measure the fair value are classified as Level 2 inputs within the fair value hierarchy because the Term Loan Credit Agreement and Other long-term debt may not be actively traded.

The carrying value of our ABL Credit Facility was determined to approximate fair value as of December 31, 2024. The fair value of all non-derivative financial instruments recorded in current assets, including cash and cash equivalents, restricted cash, and trade accounts receivable, and current liabilities, including accounts payable, approximated their carrying value due to their short-term nature.

Note 17—Leases

We have cancellable and non-cancellable finance and operating lease liabilities for the lease of land, vehicles, office space, retail facilities, and other facilities used in the storage and transportation of crude oil and refined products. Most of our leases include one or more options to renew, with renewal terms that can extend the lease term from one to 30 years or more. There are no material residual value guarantees associated with any of our leases.

The following table provides information on the amounts (in thousands, except lease term and discount rates) of our ROU assets and liabilities, weighted average remaining lease term, and weighted average discount rate as of December 31, 2024 and 2023, and their placement within our consolidated balance sheets:

Lease type	Balance Sheet Location	December 31, 2024	December 31, 2023
Assets			
Finance	Property, plant, and equipment	$ 30,655	$ 28,264
Finance	Accumulated amortization	(14,543)	(12,212)
Finance	Property, plant, and equipment, net	16,112	16,052
Operating	Operating lease right-of-use assets	428,120	346,454
Total right-of-use assets		$ 444,232	$ 362,506
Liabilities			
Current			
Finance	Other accrued liabilities	$ 2,252	$ 1,820
Operating	Operating lease liabilities	80,174	72,833
Long-term			
Finance	Finance lease liabilities	11,690	12,438
Operating	Operating lease liabilities	362,092	282,517
Total lease liabilities		$ 456,208	$ 369,608
Weighted-average remaining lease term (in years)			
Finance		10.26	11.02
Operating		7.17	8.67
Weighted-average discount rate			
Finance		6.97 %	8.04 %
Operating		7.76 %	7.24 %

The following table summarizes the lease costs recognized in our consolidated statements of operations (in thousands):

Lease cost type	Year Ended December 31,		
	2024	2023	2022
Finance lease cost			
Amortization of finance lease ROU assets	$ 2,335	$ 1,906	$ 1,917
Interest on lease liabilities	987	636	619
Operating lease cost	112,850	98,928	89,591
Variable lease cost	7,197	9,246	5,478
Short-term lease cost	4,183	13,500	8,575
Net lease cost	$ 127,552	$ 124,216	$ 106,180
Operating lease income (1)	$ (6,011)	$ (14,908)	$ (11,030)

---

(1) At December 31, 2024 and 2023, Property, plant, and equipment, net associated with leased assets was approximately $4.8 million and $9.5 million, respectively. The majority of our lessor income comes from leases with lease terms of one year or less and the estimated future undiscounted cash flows from lessor income are not expected to be material.

The following table summarizes the supplemental cash flow information related to leases as follows (in thousands):

	Year Ended December 31,		
Lease type	**2024**	**2023**	**2022**
Cash paid for amounts included in the measurement of liabilities			
Financing cash flows from finance leases	$ 1,872	$ 1,693	$ 1,620
Operating cash flows from finance leases	954	631	614
Operating cash flows from operating leases	108,847	98,416	85,681
Non-cash supplemental amounts			
ROU assets obtained in exchange for new finance lease liabilities	2,319	7,896	594
ROU assets obtained in exchange for new operating lease liabilities	166,028	72,219	64,567
ROU assets terminated in exchange for release from finance lease liabilities	—	—	—
ROU assets terminated in exchange for release from operating lease liabilities	41	1,439	32,902

The table below includes the estimated future undiscounted cash flows for finance and operating leases as of December 31, 2024 (in thousands):

For the year ending December 31,	Finance leases	Operating leases	Total
2025	$ 3,148	$ 110,372	$ 113,520
2026	2,643	109,666	112,309
2027	2,492	100,115	102,607
2028	1,669	91,862	93,531
2029	1,293	18,471	19,764
Thereafter	8,657	122,268	130,925
Total lease payments	19,902	552,754	572,656
Less amount representing interest	(5,960)	(110,488)	(116,448)
Present value of lease liabilities	$ 13,942	$ 442,266	$ 456,208

Additionally, we have no future undiscounted cash flows for operating leases or finance leases that have not yet commenced.

Note 18—Commitments and Contingencies

In the ordinary course of business, we are a party to various lawsuits and other contingent matters. We establish accruals for specific legal matters when we determine that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. It is possible that an unfavorable outcome of one or more of these lawsuits or other contingencies could have a material impact on our financial condition, results of operations, or cash flows.

Tax and Related Matters

We are also a party to various other legal proceedings, claims, and regulatory, tax or government audits, inquiries and investigations that arise in the ordinary course of business. From time to time, PHR has appealed various tax assessments related to its land, buildings, and fuel storage tanks, and is currently appealing the City of Honolulu's property tax assessments for tax years 2023 through 2025. During the first quarter of 2022, we received a tax assessment in the amount of $1.4 million from the Washington Department of Revenue related to its audit of certain taxes allegedly payable on certain sales of raw vacuum gas oil between 2014 and 2016. We believe the Department of Revenue's interpretation is in conflict with its prior guidance and we appealed in November 2022. By opinion dated September 22, 2021, the Hawaii Attorney General reversed a prior 1964 opinion exempting various business transactions conducted in the Hawaii foreign trade zone from certain state taxes. We and other similarly situated state taxpayers who had previously claimed such exemptions, certain of which we are contractually obligated to indemnify, are currently being audited for such prior tax periods. Similarly, on September 30, 2021, we received notice of a complaint filed on May 17, 2021, on camera and under seal in the first circuit court of the state of Hawaii alleging that PHR, Par Pacific Holdings, Inc. and certain unnamed defendants made false claims and statements in connection with various state tax returns related to our business conducted within the Hawaii foreign trade zone, and seeking unspecified damages, penalties, interest and injunctive relief. We dispute the allegations in the complaint and intend to vigorously defend ourselves in such proceeding. We believe the likelihood of an unfavorable outcome in these matters to be neither probable nor reasonably estimable.

Environmental Matters

Like other petroleum refiners, our operations are subject to extensive and periodically-changing federal, state, and local environmental laws and regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Many of these regulations are becoming increasingly stringent and the cost of compliance can be expected to increase over time. The EPA also regularly conducts compliance inspections related to these regulations.

Periodically, we receive communications from various federal, state, and local governmental authorities asserting violations of environmental laws and/or regulations. These governmental entities may also propose or assess fines or require corrective actions for these asserted violations. Except as disclosed below, we do not anticipate that any such matters currently asserted will have a material impact on our financial condition, results of operations, or cash flows.

Hawaii Consent Decree

On July 18, 2016, PHR and subsidiaries of Tesoro Corporation ("Tesoro") entered into a consent decree with the EPA, the U.S. Department of Justice and other state governmental authorities concerning alleged violations of the federal Clean Air Act related to the ownership and operation of multiple facilities owned or formerly owned by Tesoro and its affiliates ("Consent Decree"), including our refinery in Kapolei, Hawaii, that we acquired from Tesoro in 2013. On September 29, 2023, we received a letter from EPA related to the alleged violation of certain air emissions limits, controls, monitoring, and repair requirements under the Consent Decree and the Clean Air Act. We are unable to predict the cost to resolve these alleged violations, but resolution will likely involve financial penalties or impose capital expenditure requirements that could be material.

Wyoming Refinery

Our Wyoming refinery is subject to a number of consent decrees, orders, and settlement agreements involving the EPA and/or the Wyoming Department of Environmental Quality, some of which date back to the late 1970s and several of which remain in effect, requiring further actions at the Wyoming refinery. The largest cost component arising from these various decrees relates to the investigation, monitoring, and remediation of soil, groundwater, surface water and sediment contamination associated with the facility's historic operations. Investigative work by Hermes Consolidated LLC, and its wholly owned subsidiary, Wyoming Pipeline Company (collectively, "WRC" or "Wyoming Refining") and negotiations with the relevant agencies as to remedial approaches remain ongoing on a number of aspects of the contamination, meaning that investigation, monitoring, and remediation costs are not reasonably estimable for some elements of these efforts. As of December 31, 2024, we have accrued $13.1 million for the well-understood components of these efforts based on current information, approximately one-third of which we expect to incur in the next five years and the remainder to be incurred over approximately 30 years.

Additionally, we believe the Wyoming refinery will need to modify or close a series of wastewater impoundments in the next several years and replace those impoundments with a new wastewater treatment system. Based on current information, reasonable estimates we have received suggest costs of approximately $11.6 million to design and construct a new wastewater treatment system.

Finally, among the various historic consent decrees, orders, and settlement agreements into which Wyoming Refining has entered, there are several penalty orders associated with exceedances of permitted limits by the Wyoming refinery's wastewater discharges. Although the frequency of these exceedances has declined over time, Wyoming Refining may become subject to new penalty enforcement action in the next several years, which could involve penalties in excess of $300,000.

Washington Climate Commitment Act and Clean Fuel Standard

The Climate Commitment Act ("Washington CCA"), was established in 2021 and took effect January 1, 2023. The Washington CCA established a cap and invest program designed to significantly reduce greenhouse gas emissions. Rules implementing the Washington CCA by the Washington Department of Ecology set a cap on greenhouse gas emissions, provide mechanisms for the sale and tracking of tradable emissions allowances, and establish additional compliance and accountability measures. Additionally, a low carbon fuel standard (the "Clean Fuel Standard") that limits carbon in transportation fuels and enables certain producers to buy or sell credits was also signed into law and became effective in 2023. We purchase emission allowances and compliance credits or allowances at State auctions and on the open market to meet our obligations under these regulations and include the costs in the price of our products.

Regulation of Greenhouse Gases

Under the Energy Independence and Security Act (the "EISA"), the Renewable Fuel Standard (the "RFS") requires an increasing amount of renewable fuel to be blended into the nation's transportation fuel supply. Over time, higher annual RFS requirements have the potential to reduce demand for our refined transportation fuel products. In the near term, the RFS will be satisfied primarily with fuel ethanol blended into gasoline or by purchasing renewable credits, referred to as RINs, to maintain compliance.

The RFS may present production and logistics challenges for both the renewable fuels and petroleum refining and marketing industries in that we may have to enter into arrangements with other parties or purchase D3 waivers from the EPA to meet our obligations to use advanced biofuels, including biomass-based diesel and cellulosic biofuel, with potentially uncertain supplies of these new fuels.

There will be compliance costs and uncertainties regarding how we will comply with the various requirements contained in the EISA, RFS, and other fuel-related regulations. We may experience a decrease in demand for refined petroleum products due to an increase in combined fleet mileage or due to refined petroleum products being replaced by renewable fuels.

Major Customers

We sell a variety of refined products to a diverse customer base. For each of the years ended December 31, 2024, 2023, and 2022, we had one customer in our refining segment that accounted for 12%, 13%, and 17%, respectively, of our consolidated revenue. No other customer accounted for more than 10% of our consolidated revenues during the years ended December 31, 2024, 2023, and 2022.

Note 19—Stockholders' Equity

Common Stock

Our certificate of incorporation contains restrictions on the transfer of certain of our securities in order to preserve the net operating loss carryovers, capital loss carryovers, general business credit carryovers, and foreign tax credit carryovers, as well as any "net unrealized built-in loss" within the meaning of Section 382 of the Internal Revenue Service Code, of us or any direct or indirect subsidiary thereof. These restrictions include provisions regarding approval by our Board of Directors of transfers of common stock by holders of five percent or more of the outstanding common stock. Our debt agreements restrict the payment of dividends.

Share Repurchase Program

On November 10, 2021, the Board authorized and approved a share repurchase program for up to $50 million of the currently outstanding shares of the Company's common stock, with no specified end date. On August 2, 2023, the Board approved expanding the Company's share repurchase authorization from $50 million to $250 million. Under the share repurchase program, the Company may repurchase shares through open market purchases, privately negotiated transactions, block purchases, or otherwise in accordance with applicable federal and state laws. The share repurchase program does not have a specified end date and may be limited or terminated at any time without prior notice. During the years ended December 31, 2024 and 2023, 5.0 million and 1.8 million shares were repurchased under this share repurchase program, respectively for a total of $136.7 million and $62.1 million, respectively. The repurchased shares were retired by the Company upon receipt. As of December 31, 2024, there was $46.4 million of authorization remaining under this share repurchase program. On February 21, 2025, the Board authorized a share repurchase program for up to $250 million of common stock, with no specified end date. This repurchase program terminated and replaced the prior authorization to repurchase up to $250 million of common stock.

Incentive Plans

Our incentive compensation plans are described below.

Long Term Incentive Plan

Under the Par Petroleum Corporation 2012 Long Term Incentive Plan ("Incentive Plan" or "LTIP"), as amended and restated, the Board, or a committee of the Board, may grant incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, and performance restricted stock units to directors and other employees or those of our subsidiaries. The maximum number of shares that may be granted under the LTIP is 9.0 million shares of common stock. At December 31, 2024, 2.5 million shares were available for future grants and awards under the LTIP.

Restricted stock and restricted stock units awarded under the Incentive Plan are subject to restrictions, terms, and conditions, including forfeitures, as may be determined by the Board. During the period in which such restrictions apply, unless specifically provided otherwise in accordance with the terms of the Incentive Plan, the recipient of the restricted stock would be the record owner of the shares and have all of the rights of a stockholder with respect to the shares, including the right to vote and the right to receive dividends or other distributions made or paid with respect to the shares. The recipient of restricted stock units shall not have any of the rights of a stockholder of the Company until such units vest and convert into shares of common stock. The fair value of the restricted stock and stock units is generally determined based upon the quoted market price of our common stock on the date of grant. Restricted stock awards granted prior to 2023 vest ratably over a four-year period. Beginning in 2023, restricted stock awards vest ratably over a three-year period. Restricted stock units do not vest ratably, rather they generally vest in full at the end of three years, while some restricted stock units vest over the same period of time with a one-year cliff.

Stock options are issued with an exercise price equal to the fair market value of our common stock on the date of grant and are subject to such other terms and conditions as may be determined by the Board. The options generally expire eight years from the grant date, unless granted by the Board for a shorter term. Option grants generally vest ratably over a four-year period.

Stock Purchase Plan

The Stock Purchase Plan (as amended, the "SPP") is limited to the Company's qualifying executive officers and directors who qualify as accredited investors under Rule 501(a) of the Securities Act of 1933, as amended. The SPP provides that each participant may, subject to compliance with securities laws and other regulations and only during "window periods" as described in our insider trading policy as in effect from time to time, until the later to occur of (a) December 31, 2015, or (b) the eighteen month anniversary of the date that the participant commenced his or her employment or service with us, purchase, in a single transaction, up to $1 million of shares of our common stock ("the SPP Shares") at a per share purchase price equal to the closing price of the common stock on the date of purchase. The sale or transfer of the SPP Shares by such participant would be limited for the earlier of (i) two years from the date of purchase or (ii) the termination of the participant's service with us or any affiliates for any reason. Additionally, the SPP provides that each purchasing participant will be granted a number of shares of restricted common stock under the Incentive Plan equal to 20% of the SPP Shares purchased with 50% of the restricted common stock vesting on each of the two annual anniversaries of the date of grant. Each purchasing participant will also be granted nonstatutory stock options with a 5-year term to purchase a number of shares of common stock under the Incentive Plan (with an exercise price equal to the Fair Market Value as defined in the Incentive Plan on the date of grant) equal to certain specified percentages of the SPP Shares purchased based on a Black-Scholes model with 50% of the options vesting on each of the two annual anniversaries of the date of grant. Such percentages are as follows: 50% for a non-employee chairman of the Board, 35% for non-employee members of the Board, and 50% - 70% for executive officers.

The following table summarizes our compensation costs recognized in General and administrative expense (excluding depreciation) and Operating expense (excluding depreciation) under the Amended and Restated Incentive Plan and Stock Purchase Plan (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Restricted Stock Awards	$ 10,556	$ 7,774	$ 5,172
Restricted Stock Units	4,187	1,931	1,451
Stock Option Awards	10,554	1,637	2,540

Employee Stock Purchase Plan

Under the Par Pacific Holdings, Inc. 2018 Employee Stock Purchase Plan ("ESPP"), eligible employees may elect to purchase the Company's common stock at 85% of the market price on the purchase date. Eligible employees may invest from 0% to 10% of their annual income subject to a $15 thousand annual maximum. The Board, or a committee of the Board, is authorized to set the market price discount percentages, any holding periods, and other purchasing terms and timing. The Company's shareholders ratified the ESPP on May 8, 2018. The maximum number of shares that may be issued under the ESPP is 800 thousand shares of common stock. At December 31, 2024, 239 thousand shares remained available under the ESPP.

During the years ended December 31, 2024, 2023, and 2022, we recognized $0.4 million, $0.3 million, and $0.3 million, respectively, of compensation costs in General and administrative expense (excluding depreciation) and Operating expense (excluding depreciation) related to the 15% discount offered to employees under the ESPP. During the years ended December 31, 2024, 2023, and 2022, employees purchased 136 thousand, 61 thousand, and 67 thousand shares under the ESPP, respectively.

Other Activity

On February 26, 2019, our Board approved the Par Pacific Holdings, Inc. 2019 Management Stock Purchase Plan (the "MSPP"). The MSPP provides executive management with an opportunity to receive restricted stock units ("RSUs") by converting a portion of their cash bonus compensation into RSUs ("Deferred RSUs") and receiving awards of matching RSUs, the amount of which are determined by the amount of compensation converted ("Matching RSUs"). A Deferred RSU and a Matching RSU each represents a right to receive one share of the Company's common stock in the future, subject to the terms and conditions of the MSPP, including, but not limited to, vesting requirements. Shares of common stock issued pursuant to awards of Deferred RSUs and Matching RSUs will be issued from the shares reserved for issuance under the LTIP. As of December 31, 2024, no Deferred RSUs or Matching RSUs had been issued under the MSPP.

On February 27, 2024, William Pate, our former CEO, announced that he would retire from his CEO role effective May 1, 2024. During the first quarter of 2024, the Board approved the acceleration of unvested equity awards and the modification of vested stock options granted to him. For the year December 31, 2024, we recorded a total of $13.1 million stock-based compensation expenses resulting from the equity awards modifications.

Restricted Stock Awards and Restricted Stock Units

The following tables summarize our restricted stock activity (in thousands, except per share amounts):

	Shares	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2023	826	$ 20.90
Granted	306	36.83
Vested	(412)	23.10
Forfeited	(24)	27.58
Unvested balance at December 31, 2024	696	$ 27.61

	Years Ended December 31,		
	2024	**2023**	**2022**
Weighted-average grant-date fair value per share of restricted stock awards and restricted stock units granted (in dollars)	$ 36.83	$ 26.30	$ 15.27
Fair value of restricted stock awards and restricted stock units vested	$ 9,514	$ 6,677	$ 5,718

As of December 31, 2024 and 2023, there were approximately $12.1 million and $11.4 million of total unrecognized compensation costs related to restricted stock awards and restricted stock units, respectively which are expected to be recognized on a straight-line basis over a weighted-average period of 1.31 years and 1.46 years, respectively.

Performance Restricted Stock Units

The following tables summarize our performance restricted stock activity (in thousands, except per unit amounts):

	Units		Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2023	167	$	22.03
Granted	64		39.09
Vested	(110)		31.63
Forfeited	—		—
Unvested balance at December 31, 2024	121	$	33.63

	Years Ended December 31,					
	2024		2023		2022	
Weighted-average grant-date fair value per share of performance restricted stock units granted (in dollars)	$	39.09	$	27.47	$	14.91
Fair value of performance restricted stock units vested	$	3,493	$	686	$	1,343

Performance restricted stock units are subject to certain annual performance targets based on three-year performance periods as defined by our Board. As of December 31, 2024 and 2023, there were approximately $2.4 million and $2.0 million of total unrecognized compensation costs related to the performance restricted stock units, respectively which are expected to be recognized on a straight-line basis over a weighted-average period of 1.90 years and 1.99 years, respectively.

Stock Option Grants

The fair value of each option is estimated on the grant date using the Black-Scholes option pricing model. The expected term represents the period of time that options are expected to be outstanding and is based upon the term of the option. The expected volatility represents the extent to which our stock price is expected to fluctuate between the grant date and the expected term of the award. We do not use an expected dividend yield in our fair value measurement as we are restricted from the payment of dividends. The risk-free rate is the implied yield available on U.S. Treasury securities with a remaining term equal to the expected term of the option at the date of grant. The weighted-average assumptions used to measure stock options granted during 2024 and 2022 are presented below. There were no stock options granted in 2023.

	2024	2022
Expected life from date of grant (in years)	7.5	5.3
Expected volatility	52.7%	55.4%
Risk-free interest rate	4.71%	1.83%

The following table summarizes our stock option activity (in thousands, except per share amounts and term years):

	Number of Options		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years		Aggregate Intrinsic Value
Outstanding balance at December 31, 2023	1,315	$	16.97	4.1	$	25,509
Issued	350		30.80			
Exercised	(100)		14.60			
Forfeited / canceled / expired	—		—			
Outstanding balance at December 31, 2024	1,565	$	20.21	4.7	$	581
Exercisable, end of year	1,167	$	17.24	3.2	$	532

The estimated weighted-average grant-date fair value per share of options granted during the years ended December 31, 2024 and 2022, was $18.73 and $7.44, respectively. No options were granted during the year ended December 31, 2023.

As of December 31, 2024 and 2023, there were approximately $5.8 million and $2.1 million of total unrecognized compensation costs related to stock option awards, which are expected to be recognized on a straight-line basis over a weighted-average period of 4.24 years and 1.40 years, respectively.

Note 20—Benefit Plans

Defined Contribution Plans

We maintain defined contribution plans for our employees. All eligible employees may participate in our Par plan after thirty days of service. For all employees participating in the Par plan, excluding participating U.S. Oil union employees, we match employee contributions up to a maximum of 6% of the employee's eligible compensation, with the employer contributions vesting at 100%. For the years ended December 31, 2024, 2023, and 2022, we made contributions to the plans totaling approximately $9.7 million, $7.5 million, and $5.2 million, respectively.

Defined Benefit Plans

We maintain our Benefit Plans covering eligible Wyoming Refining employees and the employees of U.S. Oil covered by a collective bargaining agreement. Benefits under our Wyoming Refining plan are based on years of service and the employee's highest average compensation received during five consecutive years of the last ten years of employment. Benefits under our U.S. Oil plan are based on the employee's hourly rate of compensation at the beginning of each year of employment. Our funding policy is to contribute annually an amount equal to the pension expense, subject to the minimum funding requirements of the Employee Retirement Income Security Act of 1974 and the tax deductibility of such contributions. In December 2016, the Wyoming Refining plan was amended to freeze all future benefit accruals for salaried employees.

The changes in the projected benefit obligation and the fair value of plan assets of our Benefit Plans for the years ended December 31, 2024 and 2023, were as follows (in thousands):

	2024	2023
Changes in projected benefit obligation:		
Projected benefit obligation as of the beginning of the period	$ 43,287	$ 41,367
Service cost	539	494
Interest cost	2,045	2,044
Plan amendment	—	—
Actuarial loss (gain) (1)	(2,952)	1,362
Benefits paid	(2,138)	(1,980)
Curtailment	—	—
Projected benefit obligation as of the end of the period	$ 40,781	$ 43,287
Changes in fair value of plan assets:		
Fair value of plan assets as of the beginning of the period	$ 42,459	$ 40,639
Actual return on plan assets	2,449	3,800
Employer contributions	510	—
Benefits paid	(2,138)	(1,980)
Fair value of plan assets as of the end of the period	$ 43,280	$ 42,459

_____

(1) For the year ended December 31, 2024, the change in the actuarial gain was due to an increase in the discount rate. For the year ended December 31, 2023, the change in the actuarial loss was due to a decrease in the discount rate.

The underfunded status of our Benefit Plans is recorded within Other liabilities on our consolidated balance sheets and the funded status of our Benefit Plans is recorded within Other long-term assets on our consolidated balance sheets. The reconciliation of the funding status of our Benefit Plans of December 31, 2024 and 2023, was as follows (in thousands):

		2024			2023	
		WY Refining	U.S. Oil		WY Refining	U.S. Oil
Projected benefit obligation	$	23,893	$ 16,888	$	25,582	$ 17,705
Fair value of plan assets		21,664	21,616		22,219	20,240
Underfunded/(overfunded) status	$	2,229	$ (4,728)	$	3,363	$ (2,535)
Amounts recognized in consolidated balance sheet:						
Non-current assets	$	—	$ 4,728	$	—	$ 2,535
Non-current liabilities		(2,229)	—		(3,363)	—
Net amount recorded	$	(2,229)	$ 4,728	$	(3,363)	$ 2,535
Gross amounts recognized in accumulated other comprehensive income: (1)						
Net actuarial gain	$	5,108	$ 2,752	$	4,546	$ 376
Total accumulated other comprehensive income	$	5,108	$ 2,752	$	4,546	$ 376

_____

(1) For the years ended December 31, 2024 and 2023, we recognized an immaterial amount of service costs (credits) in accumulated other comprehensive income.

Weighted-average assumptions used to measure our projected benefit obligation as of December 31, 2024, 2023, and 2022, and net periodic benefit costs for the years ended December 31, 2024, 2023, and 2022, are as follows:

	2024	2023	2022
Projected benefit obligation:			
Wyoming Refining plan			
Discount rate (1)	5.55 %	4.95 %	5.15 %
Rate of compensation increase	— %	— %	— %
U.S. Oil plan			
Discount rate (1)	5.45 %	4.80 %	5.00 %
Rate of compensation increase	3.00 %	3.00 %	3.00 %
Net periodic benefit costs:			
Wyoming Refining plan			
Discount rate (1)	4.95 %	5.15 %	2.85 %
Expected long-term rate of return (2)	6.20 %	6.20 %	5.75 %
Rate of compensation increase	— %	— %	— %
U.S. Oil plan			
Discount rate (1)	4.80 %	5.00 %	2.70 %
Expected long-term rate of return (2)	6.00 %	6.00 %	6.00 %
Rate of compensation increase	3.00 %	3.00 %	3.00 %

_____

(1) In determining the discount rate, we use pricing and yield information for high-quality corporate bonds that result in payments similar to the estimated distributions of benefits from our plans.

(2) The expected long-term rate of return is based on the target asset allocation of each plan and capital market assumptions developed using forward-looking models and historical market data and trends.

The net periodic benefit cost (credit) for the years ended December 31, 2024, 2023, and 2022, includes the following components (in thousands):

	2024	2023	2022
Components of net periodic benefit cost (credit):			
Service cost	$ 539	$ 494	$ 821
Interest cost	2,045	2,044	1,538
Expected return on plan assets	(2,244)	(2,151)	(2,596)
Amortization of net loss (gain)	(172)	(244)	3
Amortization of prior service cost	(45)	(45)	—
Net periodic benefit cost (credit)	$ 123	$ 98	$ (234)

The Service cost component of net periodic benefit cost is included in Operating expense (excluding depreciation) on our consolidated statement of operations for the years ended December 31, 2024, 2023, and 2022. The other components of are included in Other income (expense), net on our consolidated statement of operations for the years ended December 31, 2024, 2023, and 2022.

The weighted-average asset allocation for our Wyoming Refining plan at December 31, 2024, is as follows:

	Target	Actual
Asset category:		
Equity securities	32 %	35 %
Debt securities	60 %	60 %
Real estate	8 %	5 %
Total	100 %	100 %

The weighted-average asset allocation for our U.S. Oil plan at December 31, 2024, is as follows:

	Target	Actual
Asset category:		
Equity securities	56 %	56 %
Debt securities	43 %	44 %
Cash and Cash Equivalents	1 %	— %
Total	100 %	100 %

We have a long-term, risk-controlled investment approach using diversified investment options with minimal exposure to volatile investment options like derivatives. Our Benefit Plans' assets are invested in pooled separate accounts administered by the Benefit Plans' custodians. The underlying assets in the pooled separate accounts are invested in equity securities, debt securities, real estate, or cash and cash equivalents. The pooled separate accounts are valued based upon the fair market value of the underlying investments and are deemed to be Level 2.

We intend to make contributions in the amount of approximately $0.4 million to the Wyoming Refining plan and do not intend to make any contributions to the U.S. Oil plan during 2025. Based on current data and assumptions, the following benefit payments, which reflect expected future service, as appropriate, are expected to be paid over the next 10 years (in thousands):

Year Ended		
2025	$	2,522
2026		2,690
2027		2,689
2028		2,756
2029		2,811
Thereafter		13,745
Total	$	27,213

Note 21—Income (Loss) Per Share

The following table sets forth the computation of basic and diluted income (loss) per share (in thousands, except per share amounts):

		Year Ended December 31,			
		2024	**2023**		**2022**
Net income (loss)	$	(33,322) $	728,642	$	364,189
Plus: Net income (loss) effect of convertible securities		—	—		—
Numerator for diluted income (loss) per common share	$	(33,322) $	728,642	$	364,189
Basic weighted-average common stock shares outstanding		56,775	60,035		59,544
Plus: dilutive effects of common stock equivalents (1)		—	979		339
Diluted weighted-average common stock shares outstanding		56,775	61,014		59,883
Basic income (loss) per common share	$	(0.59) $	12.14	$	6.12
Diluted income (loss) per common share	$	(0.59) $	11.94	$	6.08
Diluted income (loss) per common share excludes the following equity instruments because their effect would be anti-dilutive:					
Shares of unvested restricted stock		839	27		234
Shares of stock options		1,544	129		1,868

_____

(1) Entities with a net loss from continuing operations are prohibited from including potential common shares in the computation of diluted per share amounts. We have utilized the basic shares outstanding to calculate both basic and diluted loss per common share for the year ended December 31, 2024.

Note 22—Income Taxes

For the year ended December 31, 2024, we recorded an income tax benefit of $5.7 million primarily driven by a non-cash deferred tax benefit of $5.5 million primarily driven by our 2024 taxable loss. For the year ended December 31, 2023, we recorded an income tax benefit of $115.3 million primarily driven by a non-cash deferred tax benefit of $277.7 million related to the release of a majority of the valuation allowance against our net deferred tax assets, partially offset by state tax expense. For the year ended December 31, 2022, we recorded an income tax expense of $0.7 million primarily driven by an increase in state taxable income and the recording of a valuation allowance against our net deferred tax assets.

In connection with our emergence from bankruptcy on August 31, 2012, we experienced an ownership change as defined under Section 382 of the Code. Section 382 generally places a limit on the amount of NOL carryforwards and other tax attributes arising before an ownership change that may be used to offset taxable income after an ownership change. We believe that we have qualified for an exception to the general limitation rules under Code Section 382(l)(5) which provides for substantially less restrictive limitations on our NOL carryforwards. Our amended and restated certificate of incorporation places restrictions upon the ability of certain equity interest holders to transfer their ownership interest in us. These restrictions are designed to provide us with the maximum assurance that another ownership change does not occur that could adversely impact our NOL carryforwards.

Our net taxable income must be apportioned to various states based upon the income tax laws of the states in which we derive our revenue. Our NOL carryforwards will not always be available to offset taxable income apportioned to the various states. The states from which our refining, logistics, and retail revenues are derived are not the same states in which our NOLs were incurred; therefore, we expect to incur state tax liabilities in connection with our refining, logistics, and retail operations.

In the fourth quarter of 2023, we analyzed projections for our future taxable income and the absence of objective negative evidence, such as a cumulative loss in recent years. As a result of this analysis we determined that we had sufficient positive evidence to release a majority of the valuation allowance against our federal net deferred tax assets and recognized a non-cash deferred tax benefit of $277.7 million for the year ended December 31, 2023. We retain a partial valuation allowance on a foreign tax credit and certain state deferred tax assets primarily as a result of apportionment factors from minimal activity in certain states impacting assessed likelihood of future realizability. We will continue to reassess whether the balance of the valuation allowance is appropriate on a periodic basis and, given the totality of the facts and circumstances, both positive and negative, will adjust the remaining valuation allowance in future periods if the evidence supports doing so. Should our assumptions change indicating the ability to realize these deferred tax assets, any tax benefits related to any reversal of the valuation allowance as of December 31, 2024, will be recognized as a reduction of income tax expense.

Income tax expense (benefit) consisted of the following (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Current:						
U.S.—Federal	$	—	$	—	$	—
U.S.—State		(2,380)		10,883		362
Foreign		—		—		73
Deferred:						
U.S.—Federal		(5,528)		(133,979)		236
U.S.—State		2,212		7,760		39
Total	$	(5,696)	$	(115,336)	$	710

Income tax expense was different from the amounts computed by applying U.S. Federal income tax rate to pretax income as a result of the following:

	Year Ended December 31,		
	2024	2023	2022
Federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	(0.9)%	2.9 %	0.1 %
Change in valuation allowance related to current activity	— %	(45.3)%	(21.3)%
Permanent items	1.6 %	0.4 %	0.4 %
Equity Method Investment Recovery	2.5 %	— %	— %
Non-deductible executive compensation	(9.8)%	— %	— %
Other	0.7 %	2.2 %	— %
Actual income tax rate	15.1 %	(18.8)%	0.2 %

Deferred tax assets (liabilities) are comprised of the following (in thousands):

	December 31,	
	2024	**2023**
Deferred tax assets:		
Net operating loss	$ 257,394	$ 244,243
Environmental credit obligations	8,875	11,280
ROU Liabilities	109,436	87,686
Other	21,567	13,313
Total deferred tax assets	397,272	356,522
Valuation allowance	(52,741)	(52,755)
Net deferred tax assets	344,531	303,767
Deferred tax liabilities:		
Inventory	3,480	2,681
Property and equipment	105,612	90,882
Intangible assets	2,223	511
ROU Assets	110,053	89,087
Total deferred tax liabilities	221,368	183,161
Total deferred tax assets, net (1)	$ 123,163	$ 120,606

_____

(1) As of December 31, 2024 and 2023, deferred tax assets, net, is included in Other long-term assets on our consolidated balance sheets.

We have NOL carryforwards as of December 31, 2024, of $1.0 billion for federal income tax purposes. If not utilized, approximately $0.8 billion of our NOL carryforwards will expire during 2030 through 2037. Approximately $0.2 billion of our NOL carryforwards do not expire. We do not have any unrecognized tax benefits as of December 31, 2024.

Note 23—Segment Information

We report the results for the following four reportable segments: (i) Refining, (ii) Logistics, (iii) Retail, and (iv) Corporate and Other.

Our CODM is the Chief Executive Officer, who regularly uses the operating results of these segments, including Adjusted Gross Margin and Adjusted EBITDA, to assess their performance and make decisions about resources to be allocated to the segments. The nearest U.S. GAAP equivalents, gross margin and Operating income, are presented below.

General and administrative expense includes certain shared costs such as finance, accounting, tax, human resources, information technology and legal costs that are not directly attributable to each operating segment. These expenses are, in general, allocated based on the time and resources spent to provide those individual services. The remaining non-operating expenses are included in the reconciliation of reportable segment to consolidated Net income (loss) as unallocated expenses.

Summarized financial information concerning reportable segments consists of the following (in thousands):

For the year ended December 31, 2024	Refining	Logistics	Retail	Corporate, Eliminations, and Other (1)	Total
Revenues					
Fuel revenue	$ 7,509,773	$ —	$ 474,330	$ (355,072)	$ 7,629,031
Other revenue	224,093	299,532	110,430	(288,629)	345,426
Total revenues	7,733,866	299,532	584,760	(643,701)	7,974,457
Cost of revenues (excluding depreciation)					
Refining intercompany logistics costs	288,645	—	—	(288,645)	—
Other cost of revenues (excluding depreciation)	6,860,619	175,590	420,064	(355,125)	7,101,148
Total cost of revenues (excluding depreciation)	7,149,264	175,590	420,064	(643,770)	7,101,148
Operating expense (excluding depreciation)	479,737	15,676	88,869	—	584,282
Depreciation and amortization	91,108	27,033	11,037	2,412	131,590
General and administrative expense (excluding depreciation)	—	—	—	108,844	108,844
Equity earnings from refining and logistics investments	(3,663)	(8,242)	—	—	(11,905)
Acquisition and integration costs	—	—	—	100	100
Par West redevelopment and other costs	—	—	—	12,548	12,548
Loss (gain) on sale of assets, net	8	124	(10)	100	222
Operating income (loss)	$ 17,412	$ 89,351	$ 64,800	$ (123,935)	$ 47,628
Interest expense and financing costs, net					(82,793)
Debt extinguishment and commitment costs					(1,688)
Other expense, net					(1,869)
Equity losses from Laramie Energy, LLC					(296)
Loss before income taxes					(39,018)
Income tax benefit					5,696
Net loss					$ (33,322)
Total assets	$ 2,723,020	$ 693,177	$ 236,055	$ 177,119	$ 3,829,371
Goodwill	39,821	55,232	34,222	—	129,275
Capital expenditures	108,920	16,867	6,423	3,330	135,540

_____

(1) Includes eliminations of intersegment revenues and cost of revenues of $643.7 million for the year ended December 31, 2024.

For the year ended December 31, 2023	Refining	Logistics	Retail	Corporate, Eliminations, and Other (1)	Total
Revenues					
Fuel revenue	$ 7,821,130	$ —	$ 487,709	$ (347,313)	$ 7,961,526
Other revenue	148,350	260,779	104,771	(243,471)	270,429
Total revenues	7,969,480	260,779	592,480	(590,784)	8,231,955
Cost of revenues (excluding depreciation)					
Refining intercompany logistics costs	243,537	—	—	(243,537)	—
Other cost of revenues (excluding depreciation)	6,602,297	145,944	437,198	(347,330)	6,838,109
Total cost of revenues (excluding depreciation)	6,845,834	145,944	437,198	(590,867)	6,838,109
Operating expense (excluding depreciation)	373,612	24,450	87,525	—	485,587
Depreciation and amortization	81,017	25,122	11,462	2,229	119,830
General and administrative expense (excluding depreciation)	—	—	—	91,447	91,447
Equity earnings from refining and logistics investments	(7,363)	(4,481)	—	—	(11,844)
Acquisition and integration costs	—	—	—	17,482	17,482
Par West redevelopment and other costs	—	—	—	11,397	11,397
Loss (gain) on sale of assets, net	219	—	(308)	30	(59)
Operating income (loss)	$ 676,161	$ 69,744	$ 56,603	$ (122,502)	$ 680,006
Interest expense and financing costs, net					(72,450)
Debt extinguishment and commitment costs					(19,182)
Other expense, net					(53)
Equity earnings from Laramie Energy, LLC					24,985
Income before income taxes					613,306
Income tax benefit					115,336
Net income					$ 728,642
Total assets	$ 2,904,563	$ 530,214	$ 256,711	$ 172,462	$ 3,863,950
Goodwill	39,821	55,232	34,222	—	129,275
Capital expenditures	42,711	18,916	18,801	1,849	82,277

---

(1) Includes eliminations of intersegment revenues and cost of revenues of $590.8 million for the year ended December 31, 2023.

For the year ended December 31, 2022	Refining	Logistics	Retail	Corporate, Eliminations, and Other (1)	Total
Revenues					
Fuel revenue	$ 7,029,685	$ —	$ 475,351	$ (308,737)	$ 7,196,299
Other revenue	16,375	198,821	94,855	(184,565)	125,486
Total revenues	7,046,060	198,821	570,206	$ (493,302)	$ 7,321,785
Cost of revenues (excluding depreciation)					
Refining intercompany logistics costs	184,694	—	—	(184,694)	—
Other cost of revenues (excluding depreciation)	6,148,000	109,458	428,712	(310,156)	6,376,014
Total cost of revenues (excluding depreciation)	6,332,694	109,458	428,712	(494,850)	6,376,014
Operating expense (excluding depreciation)	236,989	14,988	81,229	—	333,206
Depreciation and amortization	65,472	20,579	10,971	2,747	99,769
General and administrative expense (excluding depreciation)	—	—	—	62,396	62,396
Acquisition and integration costs	—	—	—	3,663	3,663
Par West redevelopment and other costs	9,003	—	—	—	9,003
Loss (gain) on sale of assets, net	1	(253)	56	27	(169)
Operating income (loss)	$ 401,901	$ 54,049	$ 49,238	$ (67,285)	$ 437,903
Interest expense and financing costs, net					(68,288)
Debt extinguishment and commitment costs					(5,329)
Gain on curtailment of pension obligation					—
Other income, net					613
Income before income taxes					364,899
Income tax expense					(710)
Net income					$ 364,189
Total assets	$ 2,580,298	$ 412,336	$ 244,233	$ 43,780	$ 3,280,647
Goodwill	39,821	55,232	34,272	—	129,325
Capital expenditures	31,967	12,094	7,652	1,312	53,025

_____

(1) Includes eliminations of intersegment revenues and cost of revenues of $493.3 million for the year ended December 31, 2022.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
PAR PACIFIC HOLDINGS, INC. (PARENT ONLY)
BALANCE SHEETS
(in thousands, except share data)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets		
Cash and cash equivalents	$ 7,095	$ 10,369
Restricted cash	346	339
Total cash, cash equivalents, and restricted cash	7,441	10,708
Prepaid and other current assets	12,355	4,767
Due from subsidiaries	368,222	380,159
Total current assets	388,018	395,634
Property, plant, and equipment		
Property, plant, and equipment	24,536	21,350
Less accumulated depreciation and amortization	(17,240)	(16,487)
Property, plant, and equipment, net	7,296	4,863
Long-term assets		
Operating lease right-of-use ("ROU") assets	7,369	7,005
Investment in subsidiaries	993,901	1,070,518
Other long-term assets	726	726
Total assets	$ 1,397,310	$ 1,478,746
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 4,257	$ 4,991
Operating lease liabilities	4	—
Other accrued liabilities	1,796	947
Due to subsidiaries	189,232	128,922
Total current liabilities	195,289	134,860
Long-term liabilities		
Finance lease liabilities	464	—
Operating lease liabilities	10,255	8,462
Total liabilities	206,008	143,322
Stockholders' equity		
Preferred stock, $0.01 par value: 3,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2024 and December 31, 2023, 55,265,421 shares and 59,755,844 shares issued at December 31, 2024 and December 31, 2023, respectively	552	597
Additional paid-in capital	884,548	860,797
Accumulated earnings	295,846	465,856
Accumulated other comprehensive income (loss)	10,356	8,174
Total stockholders' equity	1,191,302	1,335,424
Total liabilities and stockholders' equity	$ 1,397,310	$ 1,478,746

This statement should be read in conjunction with the notes to consolidated financial statements.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
PAR PACIFIC HOLDINGS, INC. (PARENT ONLY)
STATEMENTS OF OPERATIONS
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Operating expenses			
Depreciation and amortization	$ 1,636	$ 1,618	$ 2,131
General and administrative expense (excluding depreciation)	33,490	29,258	17,882
Acquisition and integration costs (2)	—	—	3,396
Loss on sale of assets, net	100	30	27
Total operating expenses	35,226	30,906	23,436
Operating loss	(35,226)	(30,906)	(23,436)
Other income			
Interest expense and financing costs, net	(40)	(24)	(1)
Other income (expense), net	(31)	44	(20)
Equity in earnings from subsidiaries	1,975	759,528	388,008
Total other income, net	1,904	759,548	387,987
Income (loss) before income taxes	(33,322)	728,642	364,551
Income tax benefit (expense) (1)	—	—	(362)
Net income (loss)	$ (33,322)	$ 728,642	$ 364,189

(1) The income tax benefit (expense) of the Parent Guarantor and Issuer and Subsidiaries is determined using the separate return method. The Non-Guarantor Subsidiaries and Eliminations column includes tax benefits recognized at the Par consolidated level that are primarily associated with changes to the consolidated valuation allowance and other deferred tax balances.

(2) The acquisition and integration expense related to the Billings Acquisition was pushed down from the Parent Guarantor to the Issuer and Subsidiaries upon consummation of the transaction.

This statement should be read in conjunction with the notes to consolidated financial statements.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
PAR PACIFIC HOLDINGS, INC. (PARENT ONLY)
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Net income (loss)	$ (33,322)	$ 728,642	$ 364,189
Other comprehensive income: (1)			
Other post-retirement benefits income, net of tax	2,182	45	5,627
Total other comprehensive income, net of tax	2,182	45	5,627
Comprehensive income (loss)	$ (31,140)	$ 728,687	$ 369,816

(1) Other comprehensive income relates to benefit plans at our subsidiaries.

This statement should be read in conjunction with the notes to consolidated financial statements.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
PAR PACIFIC HOLDINGS, INC. (PARENT ONLY)
STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income (loss)	$ (33,322)	$ 728,642	$ 364,189
Adjustments to reconcile net income (loss) to cash used in operating activities:			
Depreciation and amortization	1,636	1,618	2,131
Loss (gain) on sale of assets, net	100	30	27
Stock-based compensation	25,704	11,633	9,353
Equity in losses (income) of subsidiaries	(1,975)	(759,528)	(388,008)
Net changes in operating assets and liabilities:			
Prepaid and other assets	(7,588)	(2,541)	13,436
Accounts payable, other accrued liabilities, and operating lease ROU assets and liabilities	683	1,113	2,651
Net cash provided by (used in) operating activities	(14,762)	(19,033)	3,779
Cash flows from investing activities:			
Investments in subsidiaries	—	(76,000)	—
Distributions from subsidiaries	68,058	167,181	—
Capital expenditures	(3,330)	(1,849)	(1,311)
Due to (from) subsidiaries	84,964	(13,408)	5,645
Net cash provided by (used in) investing activities	149,692	75,924	4,334
Cash flows from financing activities:			
Repayments of borrowings	(45)	—	(9,319)
Purchase of common stock for retirement	(141,974)	(67,821)	(7,834)
Exercise of stock options	1,514	17,129	6,444
Other financing activities, net	2,308	1,631	1,058
Net cash provided by (used in) financing activities	(138,197)	(49,061)	(9,651)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(3,267)	7,830	(1,538)
Cash, cash equivalents, and restricted cash at beginning of period	10,708	2,878	4,416
Cash, cash equivalents, and restricted cash at end of period	$ 7,441	$ 10,708	$ 2,878
Supplemental cash flow information:			
Net cash received (paid) for:			
Interest	$ (20)	$ —	$ (3)
Taxes	(12,029)	(5,902)	(15)
Non-cash investing and financing activities:			
Accrued capital expenditures	$ 284	$ 136	$ 372
ROU assets obtained in exchange for new finance lease liabilities	691	—	—
ROU assets obtained in exchange for new operating lease liabilities	623	8,161	—

This statement should be read in conjunction with the notes to consolidated financial statements.

Item 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange of Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 28, 2025.

PAR PACIFIC HOLDINGS, INC.

By: /s/ William Monteleone

William Monteleone
President and Chief Executive Officer

By: /s/ Shawn Flores

Shawn Flores
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-K has been signed below by the following persons on our behalf and in the capacities indicated and on February 28, 2025.

Signature	**Title**
/s/ WILLIAM MONTELEONE William Monteleone	President, Chief Executive Officer, and Director (Principal Executive Officer)
/s/ SHAWN FLORES Shawn Flores	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ IVAN GUERRA Ivan Guerra	Chief Accounting Officer (Principal Accounting Officer)
/s/ ROBERT S. SILBERMAN Robert S. Silberman	Chairman of the Board of Directors
/s/ TIMOTHY CLOSSEY Timothy Clossey	Director
/s/ CURTIS ANASTASIO Curtis Anastasio	Director
/s/ KATHERINE HATCHER Katherine Hatcher	Director
/s/ WILLIAM PATE William Pate	Director
/s/ PHILIP DAVIDSON Philip Davidson	Director
/s/ PATRICIA MARTINEZ Patricia Martinez	Director
/s/ AARON ZELL Aaron Zell	Director
/s/ ERIC YEAMAN Eric Yeaman	Director

Corporate Information

Management

Will Monteleone
President and Chief Executive Officer

Richard Creamer
Executive Vice President, Refining and Logistics

Shawn Flores
Senior Vice President, Chief Financial Officer

Jon Goldsmith
Senior Vice President, Renewables

Jeff Hollis
Senior Vice President, General Counsel and Secretary

Matthew Legg
Senior Vice President, Chief Human Resources Officer

Danielle Mattiussi
Senior Vice President, Chief Retail Officer

Terrill Pitkin
Senior Vice President, Planning and Commercial

Eric Wright
President, Par Hawaii
Senior Vice President, Logistics

Kim Jakub
Senior Vice President, Rocky Mountain Refining

Ivan Guerra
Vice President, Chief Accounting Officer

Corporate Office

Par Pacific Holdings, Inc.
825 Town & Country Lane, Suite 1500
Houston, TX 77024
(281) 899-4800

www.parpacific.com

Investor Relations

Additional copies of the Form 10-K are available
without charge. Shareholders, securities analysts,
portfolio managers and others who have questions
or need additional information concerning the
Company may contact:

Ashimi Patel
Vice President, Investor Relations and Sustainability
(832) 916-3355
apatel@parpacific.com

www.parpacific.com/investors

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
1111 Bagby Street, Suite 4500
Houston, TX 77002

Directors

Robert S. Silberman
Chairman of the Board
Executive Committee Chairman
Nominating and Corporate Governance
  Committee Chairman

Curtis Anastasio
Director
Audit Committee Chairman

Timothy Clossey
Director
Operations and Technology Committee Chairman

Philip Davidson
Director

Katherine Hatcher
Director
Compensation Committee Chairwoman

Patricia Martinez
Director

William Pate
Director

Eric Yeaman
Director

Aaron Zell
Director

Will Monteleone
Director
President and Chief Executive Officer



PAR PACIFIC HOLDINGS, INC.

www.parpacific.com